Filed Pursuant to Rule 424(b)(4)
Registration No. 333-11624
6,000,000 Shares

Common Stock

      Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $19.00 per share. Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “PRAI.”

      We are selling 3,600,000 shares of common stock, and the selling stockholders are selling 2,400,000 shares of common stock. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

      The underwriters have an option to purchase a maximum of 900,000 additional shares from us and the selling stockholders to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

		Underwriting	Proceeds to	Proceeds to
	Price to	Discounts and	PRA	the Selling
	Public	Commissions	International	Stockholders

Per Share	$19.00	$1.33	$17.67	$17.67
Total	$114,000,000	$7,980,000	$63,612,000	$42,408,000

      Delivery of the shares of common stock will be made on or about November 23, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Bear, Stearns & Co. Inc.

William Blair & Company	Jefferies & Company, Inc.

The date of this prospectus is November 17, 2004.

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

DEALER PROSPECTUS DELIVERY OBLIGATION

      Until December 12, 2004 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision. For convenience in this prospectus, “PRA International,” “PRA,” “we,” “us,” and “our” refer to PRA International and its subsidiaries, taken as a whole.

PRA International

      We are a leading global contract research organization, or CRO, with approximately 2,500 employees working from 23 offices located in North America, Europe, Africa, South America, Australia, and Asia. CROs assist pharmaceutical and biotechnology companies in developing and taking drug compounds, biologics, and drug delivery devices through appropriate regulatory approval processes. The conduct of clinical trials, in which a product candidate is tested for safety and efficacy, forms a major part of the regulatory approval process. Completing the approval process as efficiently and quickly as possible is a priority for sponsoring pharmaceutical and biotechnology companies because they must receive regulatory approval prior to marketing their products on a global basis. Revenue for CROs is generated on a fee for service basis on either a time and materials or a fixed-price contract arrangement with the client organization.

      We conduct clinical trials globally and are one of a few CROs in the world with the capability to serve the growing need of pharmaceutical and biotechnology companies to conduct complex clinical trials in multiple geographies concurrently. Our qualified and experienced clinical and scientific staff has been delivering clinical drug development services to our customers for over 25 years, and our service offerings now encompass all points of the clinical drug development process. We provide our expertise in several therapeutic areas of strategic interest to our customers. Over the past nine years, PRA has developed this expertise through the execution of 332 oncology trials, 404 central nervous system, or CNS, trials, 187 cardiovascular trials, and 275 respiratory/ allergy trials. We have 70 M.D.s, 125 Ph.D.s, and 70 PharmDs on staff, which further enhances our clinical trial expertise and knowledge.

      We perform a broad array of services across the spectrum of clinical development programs, from the filing of Investigational New Drug applications, or INDs, and similar foreign regulatory applications, to the conduct of all phases of clinical trials, to drug registration and post-marketing studies. Our core global clinical development services include the following:

•	formulating drug development and regulatory strategy plans;

•	executing Phase I clinical trials;

•	performing Phase II through IV multi-center, international clinical trials;

•	developing and analyzing integrated global clinical databases;

•	preparing and submitting regulatory filings around the world; and

•	managing long-term drug safety programs.

      Since 1999, we have conducted over 2,200 clinical trial programs for over 290 clients. We have collaborated with nine of the ten largest pharmaceutical companies and seven of the ten largest biotechnology companies over the last two years in all major therapeutic areas. In 2003, we generated service revenue of $247.9 million, of which approximately 53% was derived from major and emerging biotechnology companies, 37% from large pharmaceutical companies, and 10% from Japanese pharmaceutical companies.

Our Industry

      Companies in the pharmaceutical and biotechnology industries outsource clinical product development services to CROs in order to manage the drug development process more efficiently and cost-effectively and to speed time to market. We and other CROs provide clinical drug development services, including protocol design and management of Phase I through IV clinical trials, data management, laboratory testing, and statistical analysis. Some other CROs also provide preclinical services. CROs provide services that generate high-quality and timely data in support of applications for regulatory approval of new drugs or reformulations of existing drugs as well as to support new and existing marketing claims.

      CROs derive substantially all of their revenue from pharmaceutical and biotechnology companies’ research and development expenditures, which have increased substantially in recent years. Specifically, Frost and Sullivan estimates that research and development expenditures by such companies totaled $58.5 billion in 2003, an increase from $41.1 billion in 2000, representing a compounded annual growth rate of 12.5%. Excluding spending related to administrative functions to support the research and development process, which are not typically outsourced to CROs, estimated research and development expenditures totaled $47.2 billion in 2003, up from $32.6 billion in 2000, representing a 13.2% compounded annual growth rate. Of this amount, approximately $27.4 billion in 2003 was directly related to Phase I through Phase IV clinical trials. Such spending, which excludes expenditures related to pre-clinical activities, increased between 2000 and 2003 at a compounded annual growth rate of 12.5%, and represents the total amount of research and development spending that could potentially be outsourced to PRA or its competitors offering similar services. According to Frost and Sullivan, in 2003 pharmaceutical and biotechnology companies outsourced to CROs approximately $8.4 billion, or 30.7% of their total research and development spending devoted to Phase I through Phase IV clinical trials, and outsourcing of such spending is expected to increase to $18.5 billion by 2010, representing a compounded annual growth rate of 12.1%.

      We believe that a number of factors have contributed, and will continue to contribute, to the growth of the CRO industry, including the globalization of drug development, the increased number of product candidates entering clinical development, the growth of the biotechnology industry, increased regulatory scrutiny, and the growing need for quick, efficient, and cost-effective drug development.

Our Strategy

      We intend to continue building PRA into the best clinical development organization in the world by:

      Continuing to Leverage and Build Our Expertise in Key Therapeutic Areas. We believe that our extensive therapeutic expertise is critical to our customers and for the proper design and management of all clinical phases of drug development. We intend to continue capitalizing on our market positions in our existing therapeutic categories. We have established a therapeutic business development initiative that is focused on identifying early clinical drug candidates in our core therapeutic competencies. We believe that oncology, CNS, cardiovascular, and respiratory/ allergy, which according to a report in R&D Directions (October 2003) together represented approximately 58% of all drug candidates being developed by pharmaceutical and biotechnology companies, will be significant drivers of our growth. Furthermore, we plan to continue to expand our depth of therapeutic expertise in other attractive therapeutic areas.

      Leveraging Our Infrastructure to Improve Operational Efficiencies. We have made significant investments and corporate acquisitions over the past eight years to enhance our global infrastructure and product offerings. Past investments include recruiting and training qualified professionals, developing a worldwide network of offices, and building an integrated information technology platform. We believe that these investments will enable the company to improve patient recruitment, improve efficiency of global clinical trial data collection, and speed regulatory submissions for customers, resulting in improved project margins and overall profits. We plan to continue to enhance our information technology platform to maintain our competitiveness and our adaptable and flexible business support environment. We also plan to make additional investments and staff training commitments in our proprietary quality management system, called PRA Management System, or PRAMS, in order to obtain International Standards Organization (ISO 9001) certification in the first half of 2005. We believe ISO 9001 certification will assist us in obtaining more global projects and measuring output and customer satisfaction. PRAMS reinforces Project Assurance, our company-wide commitment to consistently achieving customer requirements every time, at every location.

      Expanding the Breadth and Depth of Our Service Offering. We plan to build upon our existing prominence in Phase II and III clinical trials and to enhance our existing service offerings in Phase I and IV clinical trials, which are among the fastest growing segments of the CRO industry, according to Frost and Sullivan. In addition, we intend to expand our regulatory and drug safety capabilities around the globe to further serve our clients.

      Augmenting Our Geographic Reach in South America and Asia. We intend to replicate the success we have achieved in North America, Europe, and existing Southern Hemisphere locations to further expand in South America and in Asia, both of which have large population bases and developing clinical scientific infrastructures.

      Continuing to Pursue a Disciplined Acquisition Strategy. We have demonstrated skill in identifying, purchasing, and integrating high-quality strategic acquisitions. We have developed a well-refined integration process to ensure a consistent and streamlined assimilation of the staff and expertise of the acquired company. We expect to opportunistically pursue acquisitions that broaden our product development platform, geographic reach, and therapeutic capabilities.

Our Competitive Strengths

      Global Leadership Position. We have significant global reach with resources and knowledge that enable us to seamlessly conduct trials on six continents concurrently. Our global scale enables us to select locations that produce more efficient and cost-effective clinical drug development.

      Therapeutic Expertise and Scientific Depth. Our breadth of experience allows us to offer drug development services, vendor management, and patient recruitment access across a broad spectrum of therapeutic indications. We believe that we are a world leader in oncology, CNS, cardiovascular, and respiratory/allergy drug development, which are all therapeutic areas requiring significant scientific expertise and which collectively accounted for 72.8% of all global research and development spending by pharmaceutical and biotechnology companies in 2003, according to Frost and Sullivan.

      Attractive Customer Base. We have collaborated with nine of the ten largest pharmaceutical companies and seven of the ten largest biotechnology companies over the last two years in all major therapeutic areas and have a particular strength in serving the expanding biotechnology industry. We have provided services to a customer base of over 290 clients, and have established preferred vendor relationships with seven of the world’s leading pharmaceutical and biotechnology companies.

      Proven and Incentivized Management Team and Workforce. We are led by our experienced management team, which has an average tenure of over 10 years with PRA or our acquired companies. This team has been responsible for building our global platform, maintaining strong client relationships, and for our significant growth in revenue and earnings. We believe our employees are well-regarded in the drug development industry for their scientific expertise and their experience in managing many complex drug studies.

Strategic Challenges

      In the execution of our business strategy, we have faced and will continue to face the following challenges:

      Reduction in Outsourcing. The CRO industry depends upon companies in the pharmaceutical and biotechnology industries outsourcing clinical development projects. Consequently, if pharmaceutical and biotechnology companies experience a general industry downturn, reduce their research and development spending, or expand their in-house development capabilities, our business may be adversely affected.

      Potential for Contract Termination. Most of the contracts we sign allow for termination without cause upon 30 to 60 days’ notice. The loss or delay of a large contract or multiple smaller contracts could adversely affect our business by causing decreased staff utilization.

      Variations in Quarterly Operating Results. Our quarterly results vary because of factors such as the commencement, completion, or cancellation of significant contracts, the timing of acquisitions, the mix of contracted services, the fluctuation of foreign exchange rates, the timing of start-up expenses for new offices and services, and the costs associated with integrating acquisitions.

      Possible Regulatory Reform. Regulatory entities in both the United States and foreign jurisdictions have instituted stringent regulatory and statutory controls over the development and approval of drug and biological products, resulting in larger and more complex clinical studies. We believe that these trends have created an increased demand for CRO services. However, if the scope of regulatory requirements narrows, such as the introduction of simplified marketing applications for pharmaceuticals and biological products, our business could be adversely affected.

      Customer Concentration. A significant portion of our service revenue is derived from a limited number of clients. In 2003, approximately 40% of our service revenue was derived from our top five clients. We have preferred vendor relationships with three of these five clients, resulting in a concentration of service revenue generated from these relationships. Although the service revenue from each of these clients results from numerous contracts spread over many divisions of the client, and typically across multiple jurisdictions, the loss of, or a significant decrease in business from, one or more of these clients could adversely affect our business.

      We incorporated in Delaware in April 2001, with predecessors dating back to 1976, and our principal executive offices are located at 8300 Greensboro Drive, McLean, Virginia 22102. Our telephone number is (703) 748-0760, and our website address is http://www.prainternational.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

The Offering

Common stock offered by us	3,600,000 shares

Common stock offered by the selling stockholders	2,400,000 shares

Common stock to be outstanding after this offering	21,849,072 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $61.4 million. We plan to use a portion of those funds to extinguish all outstanding principal and accrued interest under our credit facilities, which totaled $46.7 million as of September 30, 2004. The remaining net proceeds will be used for the execution of our strategy of expanding our therapeutic expertise, service offerings, and geographic reach, including through possible future acquisitions. We will receive no proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	“PRAI”

      Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus:

•	gives effect to a four-for-one stock split of our common stock to be effected prior to completion of this offering;

•	gives effect to the issuance of 1,115,796 shares of our common stock in connection with the exchange of 1,115,796 shares of our Canadian subsidiary, 4063988 Canada, Inc.; and

•	assumes no exercise of the underwriters’ over-allotment option.

      In addition, unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus excludes:

•	3,147,282 shares of our common stock that may be issued upon the exercise of options outstanding as of September 30, 2004; and

•	491,354 shares of our common stock that are reserved for issuance under our stock option and incentive plans.

Risk Factors

      You should carefully read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Summary Consolidated Financial Data

      The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. We derived the summary consolidated financial data for the period from January 1, 2001 through June 27, 2001, which we refer to as the “predecessor period,” from the audited financial statements of PRA International included elsewhere in this prospectus. We derived the summary consolidated financial data for the period from June 28, 2001 through December 31, 2001, which we refer to as the “successor period,” and for the years ended December 31, 2002 and 2003, from the audited consolidated financial statements of PRA International included elsewhere in this prospectus. We derived the summary consolidated financial data for the nine months ended September 30, 2003 and 2004 from the unaudited interim consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The summary consolidated financial data set forth below are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and their related notes included elsewhere in this prospectus.

      PRA International acquired its operating subsidiaries on June 28, 2001 in a business combination accounted for using the purchase method of accounting. Accordingly, the financial data set forth below includes a predecessor basis and a successor basis. As a result of the acquisition, the acquired assets and liabilities were adjusted to their estimated fair values. In addition, our statements of operations for the successor include interest expense resulting from indebtedness incurred to finance the acquisition, amortization of intangible assets related to the acquisition, and management fees that did not exist prior to the acquisition. Therefore, our successor basis financial data generally are not comparable to our predecessor basis financial data.

      On January 23, 2004, we closed our $25.0 million tender offer and special dividend/ employee option bonus transaction. We repurchased $0.1 million of shares and $3.7 million of our outstanding vested stock options, paid a $16.9 million special dividend to our stockholders, paid a $1.2 million special bonus to employee holders of vested stock options, and placed $1.8 million in escrow to fund the remaining employee option bonus for unvested options as of the record date of the special dividend. The amount in escrow will be paid at the end of the quarter in which the options vest, provided that the option holder is then employed by us. The remainder of the $25.0 million was used to pay fees associated with this transaction. The funds for the transaction were provided by the December 23, 2003 refinancing of our credit facilities. During the nine months ended September 30, 2004, we expensed the $3.7 million attributed to the repurchase of vested stock options and $2.3 million attributed to the special bonus to employee holders of vested stock options. At September 30, 2004, the escrow balance was $0.6 million. The payment of the remaining escrow balance will accelerate upon consummation of this offering.

	Predecessor	Successor

	Period From	Period From
	January 1,	June 28,	Year Ended		Nine Months Ended
	2001 to	2001 to	December 31,		September 30,
	June 27,	December 31,
	2001	2001	2002	2003	2003	2004

	(dollars in				(unaudited)	(unaudited)
	thousands,
	except per	(dollars in thousands, except per share amounts and ratios)
	share
	amounts
	and ratios)
Consolidated Statements of Operations Data:
Revenue:
Service revenue	$55,477	$59,600	$176,365	$247,888	$186,397	$206,271
Reimbursement revenue	7,491	8,316	24,648	42,109	31,626	23,443

Total revenue	62,968	67,916	201,013	289,997	218,023	229,714
Operating expenses:
Direct costs	29,078	31,008	94,761	126,501	94,887	98,889
Reimbursable out-of-pocket costs	7,491	8,316	24,648	42,109	31,626	23,443
Selling, general, and administrative	19,548	19,903	57,897	80,585	59,524	67,380
Depreciation and amortization	2,244	5,016	6,956	8,967	6,503	7,050
Merger costs(1)	1,000	—	—	—	—	—
Management fee	—	396	800	800	600	600
Option repurchase(2)	—	—	—	—	—	3,713
Vested option bonus(2)	—	—	—	—	—	2,274

Income from operations	3,607	3,277	15,951	31,035	24,883	26,365
Interest expense, net	(158)	(2,279)	(4,100)	(6,856)	(2,853)	(2,341)
Other income (expenses), net	53	13	(721)	(4,023)	(2,364)	832

Income before income taxes	3,502	1,011	11,130	20,156	19,666	24,856
Provision for income taxes	1,751	1,139	5,493	6,909	5,491	8,998

Net income (loss)	$1,751	$(128)	$5,637	$13,247	$14,175	$15,858

Net income (loss) per share(3)(4):
Basic	$0.25	$(0.01)	$0.37	$0.83	$0.89	$0.88
Diluted	$0.21	$(0.01)	$0.32	$0.71	$0.73	$0.79
Other Financial Data:
Net cash provided by (used in) operating activities	$5,394	$21,332	$28,442	$2,058	$(6,317)	$31,037
Net cash used in investing activities	(3,238)	(2,721)	(24,625)	(9,599)	(5,235)	(5,522)
Net cash provided by (used in) financing activities	128	(995)	(14,581)	26,028	(470)	(29,617)
Non-GAAP Data:
Adjusted EBITDA(5)	$5,904	$8,306	$22,186	$35,979	$29,022	$40,234
Adjusted EBITDA as a % of service revenue	10.6%	13.9%	12.6%	14.5%	15.6%	19.5%
EBITDA(5)	$5,904	$8,306	$22,186	$35,979	$29,022	$34,247
EBITDA as a % of service revenue	10.6%	13.9%	12.6%	14.5%	15.6%	16.6%

	As of December 31,		As of September 30, 2004

	2002	2003	Actual	As Adjusted

			(unaudited)	(unaudited)

	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,798	$32,328	$28,638	$38,916
Working capital	(43,429)	(8,449)	(18,566)	(8,287)
Total assets	254,547	298,558	282,988	293,267
Long-term debt and capital leases, less current maturities	32,509	57,810	46,797	99
Stockholders’ equity	59,088	74,565	75,148	132,124

(1)	Comprises payments to management in connection with our June 2001 recapitalization.
(2)	Includes a $3.7 million charge for the repurchase of options, predominantly from former employees, and a $2.3 million charge for a per-vested-option bonus paid to all employee option holders, both of which were executed in connection with the culmination of the tender process in January 2004.
(3)	Net income (loss) per share amounts for the 2001 periods are presented on an unaudited basis. Net income (loss) per share for the predecessor period includes $0.9 million of dividends and accretion on preferred stock, which reduces net income available to common stockholders.

(4)	Net income (loss) per share for all periods following the predecessor period gives effect to a four-for-one stock split of our common stock to be effected prior to completion of this offering.
(5)	Adjusted EBITDA and EBITDA are not substitutes for operating income, net income, or cash flow from operating activities as determined in accordance with generally accepted accounting principles, or GAAP, as measures of performance or liquidity. See “Non-GAAP Financial Measures.” For each of the periods indicated, the following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net cash provided by (used in) operating activities and to net income (loss).

	Predecessor	Successor

	Period From	Period From
	January 1,	June 28,	Year Ended		Nine Months Ended
	2001 to	2001 to	December 31,		September 30,
	June 27,	December 31,
	2001	2001	2002	2003	2003	2004

	(dollars in				(unaudited)	(unaudited)
	thousands)
		(dollars in thousands)
Adjusted EBITDA	$5,904	$8,306	$22,186	$35,979	$29,022	$40,234
Option repurchase	—	—	—	—	—	(3,713)
Vested option bonus	—	—	—	—	—	(2,274)

EBITDA	5,904	8,306	22,186	35,979	29,022	34,247
Depreciation and amortization	(2,244)	(5,016)	(6,956)	(8,967)	(6,503)	(7,050)
Interest expense, net	(158)	(2,279)	(4,100)	(6,856)	(2,853)	(2,341)
Provision for income taxes	(1,751)	(1,139)	(5,493)	(6,909)	(5,491)	(8,998)

Net income (loss)	1,751	(128)	5,637	13,247	14,175	15,858
Depreciation and amortization	2,244	5,016	6,956	8,967	6,503	7,050
Provision for doubtful receivables	250	76	1,888	4,851	2,016	2,692
Amortization of debt discount	—	126	379	1,642	—	—
Provision for deferred income taxes	612	(2,672)	(1,228)	(3,997)	(696)	2,627
Debt issuance costs write-off	—	—	—	750	—	—
Changes in assets and liabilities:
Accounts receivable and unbilled services	5,794	(8,711)	(29,251)	(18,538)	(894)	5,389
Prepaid expenses and other assets	(5,187)	2,934	1,444	408	980	28
Accounts payable and accrued expenses	4,330	452	3,481	(4,873)	(3,276)	(288)
Income taxes	(1,605)	434	989	(481)	(4,548)	6,331
Advance billings	(2,795)	23,805	38,147	82	(20,577)	(8,650)

Net cash provided by (used in) operating activities	$5,394	$21,332	$28,442	$2,058	$(6,317)	$31,037

RISK FACTORS

      Any investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. If any of the following risks materialize, our business, financial condition, or results of operations could be materially harmed. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

      Our contracts are generally terminable on little or no notice. Termination of a large contract for services or multiple contracts for services could adversely affect our revenue and profitability.

      Most of our contracts are terminable without cause upon 30 to 60 days’ notice by the client. Clients terminate or delay contracts for various reasons. We have experienced termination or cancellation by certain customers in the ordinary course of business.

      The reasons more frequently given for termination include:

•	the failure of the product being tested to satisfy safety or efficacy requirements;

•	unexpected or undesired clinical results of the product; and

•	the client’s decision to forego a particular study.

      Less frequently, terminations occur because of:

•	insufficient patient enrollment or investigator recruitment;

•	the client’s decision to downsize its product development portfolios;

•	the client’s dissatisfaction with our performance, including the quality of data provided and our ability to meet agreed upon schedules; and

•	production problems resulting in shortages of the drug or required clinical supplies.

      The loss or delay of a program or large contract or the loss or delay of multiple smaller contracts could harm our business because such terminations could lower our level of staff utilization, which would reduce our profitability. In addition, the terminability of our contracts puts increased pressure on our quality control efforts, since not only can our contracts be terminated by clients as a result of poor performance, but any such termination also may affect our ability to obtain future contracts from the client involved and, possibly, others among the companies that sponsor trials. Because the contracts included in our backlog are generally terminable without cause, we do not believe that our backlog as of any date is necessarily a meaningful predictor of future results.

      Our quarterly operating results may vary, which could negatively affect the market price of our common stock.

      Our quarterly operating results have been and will continue to be subject to variation, depending on factors such as the commencement, completion, or cancellation of significant contracts, the timing of acquisitions, the mix of contracted services, foreign exchange rate fluctuations, the timing of start-up expenses for new offices and services, and the costs associated with integrating acquisitions. We have experienced, and expect to continue experiencing, some variations in our revenue due to our customers’ budgetary cycles. As a result, we believe that quarterly comparisons of our financial results should not be relied upon as an indication of our future performance. In addition, quarterly volatility in our operating results could cause declines in the market price of our common stock.

      We depend on a limited number of clients and a loss of or significant decrease in business from them could affect our business.

      We have in the past and may in the future derive a significant portion of our service revenue from a relatively limited number of clients that vary from year to year. During 2003, 40.5% of our service revenue was derived from our top five clients. During 2002, 38.1% of our service revenue was derived from our top five clients. During 2001, 44.2% of our service revenue was derived from our top five clients. Our relationships with these customers involve a substantial number of individual arrangements detailing the particulars of a given clinical development project and often implicate different entities, departments, or companies under common control. Nevertheless, the loss of, or a significant decrease in business from, one or more of these clients could harm our business.

      Because most of our clinical development service revenue is from long-term fixed-fee contracts, we would lose money in performing these contracts if our costs of performing them were to exceed the fixed fees payable to us.

      Because most of our clinical development service revenue is from long-term fixed price contracts, we bear the risk of cost overruns under these contracts. If the costs of completing these projects exceed the fixed fees for these projects, our business, financial condition, and operating results could be adversely affected.

      Our business depends on our senior management team, and the loss of any member of the team may harm our business.

      We believe our success will depend on the continued employment of our senior management team. At the present time, this group includes: Patrick K. Donnelly, our president and chief executive officer; David W. Dockhorn, our executive vice president of global clinical operations; Erich Mohr, our executive vice president and chief scientific officer; and James C. Powers, our executive vice president of worldwide business development and secretary. All of these officers are parties to employment agreements with us. This management team has significant experience in the administration of a CRO. If one or more members of our senior management team were unable or unwilling to continue in their present positions, those persons could be difficult to replace and our business could be harmed. We do not currently maintain key person life insurance policies on any of our employees. If any of our key employees were to join a competitor or to form a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our senior management or key employees. In July 2004, G. Stephen DeCherney resigned his position as our executive vice president of strategic programs in order to take a position with one of our competitors, and has filed suit in state court in Virginia challenging the non-competition provision of his PRA employment agreement. Although this suit is currently pending and the outcome has not been finally resolved, in August 2004 the court granted Dr. DeCherney’s request for a preliminary injunction preventing us from enforcing the non-competition provision until a final determination by the court. Although we have amended our senior management team’s employment agreements in light of the court’s ruling, we cannot assure you that a court would enforce the non-competition provisions in the amended employment agreements.

      If we are unable to recruit and retain qualified personnel, we may not be able to expand our business or remain competitive.

      Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel. At the present time, approximately 25% of our workforce holds at least a master’s degree, including 70 M.D.s, 125 Ph.D.s, and 70 PharmDs worldwide. There is intense competition for qualified personnel in the pharmaceutical and biotechnology fields. In the future, we may not be able to attract and retain the qualified personnel necessary for the conduct and further development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical, and managerial personnel in a timely manner, could harm our ability to expand our business and to remain competitive in the CRO industry.

      Our business could be harmed if we are unable to manage our growth effectively.

      We have experienced rapid growth throughout our operations. We believe that sustained growth places a strain on operational, human, and financial resources. To manage our growth, we must continue to improve our operating and administrative systems and to attract and retain qualified management, professional, scientific, and technical operating personnel. We believe that maintaining and enhancing both our systems and personnel at reasonable cost are instrumental to our success in the CRO industry. We cannot assure you that we will be able to enhance our current technology or obtain new technology that will enable our systems to keep pace with developments and the sophisticated needs of our clients. The nature and pace of our growth introduces risks associated with quality control and client dissatisfaction due to delays in performance or other problems. In addition, foreign operations involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, and overcoming language barriers. It is also possible that with any future acquisitions, we will assume the problems of the acquired entity. Although past acquisitions have not resulted in any significant integration problems, we anticipate additional growth in the future and we may face these types of issues. Failure to manage growth effectively could have an adverse effect on us.

      Our exposure to exchange rate fluctuations could negatively impact our results of operations.

      We derived approximately 32.6% of our consolidated service revenue in 2003 from our operations outside of the United States, primarily from our operations in Europe and Canada, where significant amounts of our revenues and expenses are recorded in local currency. Our financial statements are presented in U.S. dollars. Accordingly, changes in currency exchange rates, particularly among the euro, pound sterling, and the Canadian dollar, and the U.S. dollar, may cause fluctuations in our reported financial results that could be material.

      In addition, a portion of our contracts with our clients are denominated in currencies other than the currency in which we incur expenses related to those contracts. In Canada, our contracts generally provide for invoicing clients in U.S. dollars, but our expenses are generally incurred in Canadian dollars. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could harm our results of operations.

      To date, we have not attempted to hedge our exposure to currency fluctuations with foreign exchange contracts or other derivative instruments.

      We are subject to certain risks associated with our foreign operations.

      We have offices and conduct business on six continents. Certain risks are inherent in these international operations.

      The risks related to our foreign operations that we more often face in the normal course of business include:

•	tax rates in certain foreign countries may exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls, or other restrictions, including restrictions on repatriation; and

•	general economic and political conditions in countries where we operate may have an adverse effect on our operations in those countries.

      Less frequently, we encounter the following risks:

•	foreign customers may have longer payment cycles than customers in the United States;

•	we may have difficulty complying with a variety of foreign laws and regulations, some of which may conflict with United States law;

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems; and

•	the difficulties associated with managing a large organization spread throughout various countries.

      While we have not experienced any major problems to date with the acquisition or operation of our foreign entities, we may in the future encounter certain limitations inherent in the carrying out of clinical development trials internationally, including establishing effective communications, operating in various time zones, and dealing with incompatible technology.

      As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks associated with foreign operations. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business, financial condition, or results of operations as a whole.

      We provide services to emerging companies which may be unable to pay us.

      We incur costs in providing drug development services to our clients before we are paid. We provide drug development services to biotechnology companies, many of which are early-stage companies with relatively limited financial resources. If any of these companies were to cease operations before paying us for our services, or are otherwise unable to pay, our results of operations could suffer. We have performed services for two companies which ceased operations and filed for bankruptcy protection in 2003 while amounts were still owed to us. The amounts owed by these customers resulted in our recording $1.9 million in additional bad debt reserves during fiscal year 2003.

      We have a significant amount of goodwill on our balance sheet, and a downturn in our business or industry could require us to take a charge to earnings, which may negatively affect the market price of our common stock.

      Our balance sheet reflects a significant amount of goodwill, which represents $100.9 million, or approximately 33.8% of our total assets as of December 31, 2003. We review the amount of our goodwill whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be fully recoverable. To determine recoverability, we annually compare the fair value of our reporting unit (which is our company) to its carrying value. Although no event has occurred to date impairing our goodwill, there is a possibility that the carrying amount of the goodwill could be impaired if there is a downturn in our business or our industry or other factors affect the fair value of our business, in which case a charge to earnings would become necessary.

      Our business depends significantly on the continued effectiveness of our information technology infrastructure, and failures of such technology could harm our operations.

      To remain competitive in our industry, we must employ information technologies that capture, manage, and analyze the large streams of data generated during our clinical trials in compliance with applicable regulatory requirements. In addition, because we provide services on a global basis, we rely extensively on our technology to allow the concurrent conduct of studies and work sharing around the world. As with all information technology, our system is vulnerable to potential damage or interruptions from fires, blackouts, telecommunications failures, and other unexpected events, as well as to break-ins, sabotage, or intentional acts of vandalism. Given the extensive reliance of our business on this technology, any substantial disruption or resulting loss of data that is not avoided or corrected by our backup measures could harm our business and operations.

      Our business could be harmed if we cannot successfully integrate future acquisitions.

      We review acquisition candidates in the ordinary course of our business. Acquisitions involve numerous risks, including the expenses incurred in connection with the acquisition, the difficulties in assimilating operations, the diversion of management’s attention from other business concerns, and the potential loss of key employees of the acquired company. Acquisitions of foreign companies involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, and overcoming language barriers. We cannot assure you that we will successfully integrate future acquisitions into our operations.

      We compete in a highly competitive market and if we do not compete successfully our business could be harmed.

      We compete against other CROs, in-house development at large pharmaceutical companies, and, to a lesser extent, universities and teaching hospitals. Our principal competitors are traditional CROs, including Covance Inc., ICON plc, Kendle International Inc., PAREXEL International Corporation, Pharmaceutical Product Development, Inc., and Quintiles Transnational Corp. Some of these competitors have greater capital and other resources than we do at the present time. As a result of competitive pressures and the potential for economies of scale, the industry continues to experience consolidation. This trend, as well as a trend by pharmaceutical companies and other clients to limit outsourcing to fewer organizations, in some cases through preferred vendor relationships, is likely to result in increased worldwide competition among the larger CROs for clients and acquisition candidates. We believe that major pharmaceutical and biotechnology companies have been developing preferred vendor relationships with full-service CROs, effectively excluding other CROs from the bidding process. Our preferred vendor relationships are not contractual and are subject to change at any time. We may find reduced access to certain potential clients due to preferred vendor arrangements with other competitors. In addition, the CRO industry has attracted the attention of the investment community, and increased potential financial resources are likely to lead to increased competition among CROs. There are few barriers to entry for small, limited-service entities entering the CRO industry, and these entities also may compete with established CROs for clients. We address the competition in our industry by continuing to focus on the quality of our services, maintaining our therapeutic expertise, and investing in our quality management system. Nevertheless, increased competition may lead to price and other forms of competition that could harm our business.

Risks Related to Our Industry

      Our business could be harmed if the companies in the pharmaceutical and biotechnology industries to whom we offer our services reduce their research and development activities or reduce the extent to which they outsource clinical development.

      Our business depends upon the ability and willingness of companies in the pharmaceutical and biotechnology industries to continue to spend on research and development at rates close to or at historical levels and to outsource the services we provide. We are therefore subject to risks, uncertainties, and trends that affect companies in these industries. For example, we have benefited to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource both small and large clinical development projects. Conversely, mergers and acquisitions in the pharmaceutical and biotechnology industries could have an impact on a company’s continued ability to outsource such projects to CROs. Any general downturn in the pharmaceutical or biotechnology industries, any reduction in research and development spending by companies in these industries, or any expansion of their in-house development capabilities could materially harm our business, financial condition, and operating results.

      Our business and the businesses of our customers are subject to extensive regulation, and our results of operations could be harmed if regulatory standards change significantly or if we fail to maintain compliance with evolving, complex regulations.

      Laws and regulations regarding the development and approval of drug and biological products have become increasingly stringent in both the United States and foreign jurisdictions, resulting in a need for more complex and often larger clinical studies. We believe that these trends have created an increased demand for CRO services from which our business benefits. Human pharmaceutical products and biological products are subject to rigorous regulation by the U.S. government (principally by the Food and Drug Administration, or FDA), and by foreign governments if products are tested or marketed abroad. A relaxation of the scope of regulatory requirements, such as the introduction of simplified marketing applications for pharmaceuticals and biologics, could decrease the business opportunities available to us.

      In addition, because we offer services relating to the conduct of clinical trials and the preparation of marketing applications, we are required to comply with applicable regulatory requirements governing, among other things, the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of these trials. In the United States, the FDA governs these activities pursuant to the agency’s Good Clinical Practice, or GCP, regulations. A failure to maintain compliance with the GCP or other applicable regulations could lead to a variety of sanctions, including, among other things, and depending on the nature of the violation and the type of product involved, the suspension or termination of a clinical study, civil penalties, criminal prosecutions, or debarment from assisting in the submission of new drug applications, or NDAs. While we monitor our clinical trials to test for compliance with applicable laws and regulations in the United States and foreign jurisdictions in which we operate, and have adopted standard operating procedures that are designed to satisfy regulatory requirements, our business spans multiple regulatory jurisdictions with varying, complex regulatory frameworks, and therefore we cannot assure you that our systems will ensure compliance in every instance in the future.

      Circumstances beyond our control could cause the CRO industry to suffer reputational or other harm that could result in an industry-wide reduction in demand for CRO services, which could harm our business.

      Demand for our services may be affected by perceptions of our customers regarding the CRO industry as a whole. For example, other CROs could engage in conduct that could render our customers less willing to do business with us or any CRO. Although to date no event has occurred causing industry-wide reputational harm, one or more CROs could engage in or fail to detect malfeasance, such as inadequately monitoring sites, producing inaccurate databases or analysis, falsifying patient records, and performing incomplete lab work, or take other actions that would reduce the confidence of our customers in the CRO industry. As a result, the willingness of pharmaceutical and biotechnology companies to outsource research and development services to CROs could diminish and our business could thus be harmed materially by events outside our control.

      If we incur liability for hazardous material contamination, our business would be harmed.

      Our clinical pharmacology unit conducts activities that have involved, and may continue to involve, the controlled use of hazardous materials and the creation of hazardous substances, including medical waste and other highly regulated substances. Although we believe that our safety procedures for handling the disposal of such materials comply with the standards prescribed by state and federal laws and regulations, our operations nevertheless pose the risk of accidental contamination or injury from these materials and the creation of hazardous substances, including medical waste and other highly regulated substances. In the event of such an accident, we could be held liable for damages and cleanup costs which, to the extent not covered by existing insurance or indemnification, could harm our business. In addition, other adverse effects could result from such liability, including reputational damage resulting in the loss of additional business from certain clients. Our business could be materially harmed if we were required to pay damages beyond the level of any insurance coverage that may be in effect. To date, we have not been the subject of any investigations or claims related to the controlled use of hazardous materials and the creation of hazardous substances.

      Our services are subject to evolving industry standards and rapid technological changes.

      The markets for our services are characterized by rapidly changing technology, evolving industry standards and frequent introduction of new and enhanced services. To succeed, we must continue to introduce new services on a timely and cost-effective basis to meet evolving customer requirements, while achieving market acceptance for these new services. Additionally, we must continue to enhance our existing services and to successfully integrate new services with those already being offered. It is imperative that we respond to emerging industry standards and other technological changes. If we fail to make the necessary enhancements to our business, systems and products to keep pace with evolving industry standards, our competitive position and results of operations may suffer.

      Our clinical research services create a risk of liability and, if we are required to pay damages or to bear the costs of defending any claim not covered by contractual indemnity or insurance, this could cause material harm to our business.

      Clinical research services involve the testing of new drugs, biologics, and devices on human volunteers. This testing creates risks of liability for personal injury, sickness or death of patients resulting from their participation in the study. These risks include, among other things, unforeseen adverse side effects, improper application or administration of a new drug, biologic, or device, and the professional malpractice of medical care providers. Many volunteer patients already are seriously ill and are at heightened risk of future illness or death. In connection with our provision of contract research services, we contract with physicians to serve as investigators in conducting clinical trials on human volunteers. Although we do not believe we are legally accountable for the medical care rendered by third party investigators, it is possible that we could be held liable for the claims and expenses arising from any professional malpractice of the investigators with whom we contract in the event of personal injury to or death of persons participating in clinical trials. We also could be held liable for errors or omissions in connection with the services we perform or for the general risks associated with our Phase I facility including, but not limited to, adverse reactions to the administration of drugs. Our business could be materially harmed if we were required to pay damages or bear the costs of defending any claim outside the scope of, or in excess of, the contractual indemnification provided by our customer that is beyond the level of any insurance coverage that may be in effect, or if an indemnifying party does not fulfill its indemnification obligations.

      Health care industry reform could reduce or eliminate our business opportunities.

      The health care industry is subject to changing political, economic, and regulatory influences that may affect the pharmaceutical and biotechnology industries. In recent years, several comprehensive health care reform proposals were introduced in the United States Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. In addition, foreign governments may also undertake health care reforms in their respective countries. These reforms, if adopted, would make the development of new drugs less profitable for our customers, and could reduce their research and development budgets. Business opportunities available to us could decrease materially if the implementation of government health care reform adversely affects research and development expenditures by pharmaceutical and biotechnology companies.

Risks Related to this Offering

      The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

      The trading price of our common stock is likely to be volatile, and such volatility could prevent you from being able to sell your shares at or above the price you paid for your shares. The stock market, and the stock of companies in our industry in particular, has experienced volatility, and this volatility has often been unrelated to the operating performance of particular companies. Wide fluctuations in the trading price or volume of our shares of common stock could be caused by many factors, including factors relating to our business or to investor perception of our business (including changes in financial estimates and recommendations by financial analysts who follow us), but also factors relating to (or relating to investor perception of) the drug development services industry, the pharmaceutical and biotechnology industries, or the economy in general. Thus, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and the fluctuations could result in a material reduction in our stock price.

      There is no existing market for our common stock and we do not know if one will develop and, therefore, you may not be able to sell your common stock at a favorable price or at all.

      There has not been a public market for our common stock. We cannot be sure that an active public market for our common stock will develop or continue after this offering, whether on The Nasdaq National Market or otherwise. If an active, liquid trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock has been determined by negotiations among us, the selling stockholders and the representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering, which may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors’ perceptions of us, and general economic, industry, and market conditions. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you in this offering.

      The sale of a substantial number of our shares of common stock in the public market could reduce the market price of our shares, which in turn could negatively impact your investment in us.

      Future sales of a substantial number of shares of our common stock in the public market (or the perception that such sales may occur) could reduce our stock price and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have 21,849,072 shares of common stock issued and outstanding. All of the shares we and the selling stockholders are selling in this offering, plus any shares sold upon the exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, unless purchased by our affiliates. An additional 2,192,319 shares also are freely tradeable. Upon completion of this offering, 1,144,391 shares of our common stock will become available for sale in the public market in the near future. The rules affecting the sale of these securities are summarized under “Shares Eligible for Future Sale.” In addition, following this offering, without giving effect to the over-allotment option, stockholders that collectively own 14,981,326 shares of our common stock will have registration rights with respect to their shares.

      Subject to certain exceptions and extensions described under the caption “Underwriting,” we and all of our directors and executive officers and certain of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock for a period of 180 days from the date of this prospectus. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market, subject to restrictions on shares held by affiliates. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

      Our principal stockholders hold (and following completion of this offering will continue to hold) shares of our common stock in which they have a very large unrealized gain, and these stockholders may wish, to the extent they may permissibly do so, to realize some or all of that gain relatively quickly by selling some or all of their shares.

      We may also issue shares of our common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may grant registration rights covering those shares in connection with any such acquisitions and investments.

      We cannot predict the size of future issuances or sales of our common stock or the effect that such issuances or sales may have on the market price of our common stock.

      You will experience immediate and substantial dilution in the shares that you purchase in this offering because the per share price in this offering is substantially higher than the net tangible book value of existing shares of common stock.

      If you purchase shares in this offering, you will pay more for your shares than the net tangible book value of existing shares of common stock. Our net tangible book value as of September 30, 2004 was $(50.9) million, or $(2.79) per share. As a result, you will experience an immediate and substantial dilution in the net tangible book value of your shares of $18.41 per share. See “Dilution.” In addition, if outstanding options to purchase shares of common stock, which are at a weighted average exercise price of $5.48 per share, are exercised, there will be substantial additional dilution. As of September 30, 2004, we had 3,147,282 stock options outstanding, of which 2,081,082 were vested.

      We have implemented certain provisions that could make any change in our board of directors or in control of our company more difficult.

      Our certificate of incorporation, our bylaws and Delaware law contain provisions, such as provisions authorizing, without a vote of stockholders, the issuance of one or more series of preferred stock, that could make it difficult or expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors even if such a transaction would be beneficial to our stockholders. We also have a staggered board of directors that could make it more difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

      Our largest stockholders will continue to have significant control over us after this offering, and they may make decisions with which you disagree.

      Following completion of this offering, assuming no exercise of the underwriters’ over-allotment option, our current stockholders will own approximately 72.7% of the outstanding shares of common stock (or approximately 74.7% of the shares of common stock on a diluted basis, after giving effect to the exercise of all outstanding options to acquire common stock). In addition, Genstar Capital Partners III, L.P. and its affiliates will beneficially own approximately 40.5% of the outstanding shares of common stock (or approximately 37.5% of the shares of common stock on a diluted basis). As a result, such current stockholders will have the ability to control the election of our directors and the outcome of corporate actions requiring stockholder approval. The interests of these current stockholders may conflict with your interests, and we cannot assure you that they will resolve any such conflict in a manner with which you agree. In addition, this concentration of ownership could have the effect of discouraging potential takeover attempts and may make attempts by stockholders to change our management more difficult.

      Because we typically have not paid dividends and do not anticipate paying dividends on our common stock for the indefinite future, you should not expect to receive dividends on shares of our common stock.

      We have no present plans to pay cash dividends to our stockholders and, for the indefinite future, intend to retain all of our earnings for use in our business. The declaration of any future dividends by us is within the discretion of our board of directors and will be dependent on our earnings, financial condition, and capital requirements, as well as any other factors deemed relevant by our board of directors. Although we recently paid a special dividend to our stockholders, the dividend was an unusual event that we do not expect to recur. Accordingly, you should not expect to receive dividends on shares of our common stock.

      We have discretion in the use of the net proceeds from this offering and may not use them effectively.

      We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering in excess of the amount used to retire our existing credit facilities. Our management will have discretion in the application of such net proceeds, including for any of the purposes described in “Use of Proceeds.” The failure by our management to apply these funds effectively could harm our business, and our stock price could drop if the market does not view our use of these proceeds favorably. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

      Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

      Accounting methods and policies, including policies governing revenue recognition, expenses, and accounting for stock options are subject to further review, interpretation, and guidance from relevant accounting authorities, including the Securities and Exchange Commission. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate, or otherwise change or revise our financial statements, including those contained in this prospectus. We currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. Although the standards have not been finalized and the timing of a final statement has not been established, the Financial Accounting Standards Board has announced its support for recording expense for the fair value of stock options granted. If we were to change our accounting policy to record expense for the fair value of stock options granted and retroactively restate all prior periods presented, then our operating expenses would increase. We rely heavily on stock options to motivate existing employees and to attract new employees. If we are required to expense stock options, we may then choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we did not reduce our reliance on stock options, our reported earnings would decrease.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from our backlog, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of contracts, revenues, operating margins, earnings, cash flow, research and development costs, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	the timing of the initiation, progress or cancellation of significant projects;

•	the mix and timing of services sold in a particular period;

•	our need to balance the recruitment and retention of experienced personnel and associated costs with the maintenance of high labor utilization;

•	rapid technological change and the timing and amount of start-up costs incurred in connection with the introduction of new services;

•	our dependence on a small number of industries and clients;

•	impairment of intangible assets;

•	the timing of the opening of new offices;

•	the timing of other internal expansion costs;

•	the timing and amount of costs associated with integrating acquisitions;

•	exchange rate fluctuations between periods;

•	changes in our management;

•	changes in estimates of taxable income or utilization of deferred tax assets in foreign jurisdictions which could significantly affect our effective tax rate; and

•	general economic and business conditions.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from this offering of approximately $61.4 million, after deducting underwriting discounts and commissions and estimated expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

      The primary purposes of this offering are to create a public market for our common stock, reduce indebtedness, obtain additional equity capital, facilitate future access to capital, and expand our business. We currently intend to use the net proceeds from this offering to extinguish all outstanding principal and accrued interest under our credit facilities, which totaled $46.7 million as of September 30, 2004. We intend to use the remaining net proceeds to recruit and train additional staff and to secure new office space in order to execute our strategy of expanding our therapeutic expertise and our service offerings and broadening our geographic reach in South America and Asia. This may be accomplished through acquisitions from time to time as opportunities arise. We will use any balance for general corporate purposes. Prior to the deployment of the net proceeds after repayment of our credit facilities, we intend to place these proceeds in short term interest-bearing investment grade securities.

      We currently have a pending understanding with respect to a particular acquisition that would not, if consummated, require financial statements reflecting the acquisition to be included in this prospectus. Management will have broad discretion in the allocation of the net proceeds remaining after the repayment of debt under our credit facilities.

      Our credit facilities consist of a term loan A facility, term loan B facility, and a revolving facility. The applicable interest rate under the credit facilities for all borrowings outstanding as of September 30, 2004 was 4.8% per year. Principal payments on the credit facilities began on March 31, 2004 and are required to be completed by December 31, 2009.

DIVIDEND POLICY

      We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions, and covenants under any applicable contractual arrangements.

      In January 2004, our board of directors declared a $0.94 per share dividend payable to all stockholders and a $0.94 per option bonus to all current employee option holders. The option bonus is payable as the employees’ previously granted options vest. In January 2004, we paid approximately $18.1 million for the stockholder dividends and the employee option bonuses for vested options. The portion of the option bonus relating to unvested options, $1.8 million, was placed in escrow and is paid to current employees at the end of the quarter in which the options vest. At September 30, 2004, the escrow balance was $0.6 million. Any unpaid option bonus on forfeited options will be returned to us. The payment of the remaining escrow balance will accelerate upon consummation of this offering.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of 3,600,000 shares of common stock in this offering and the application of the net proceeds as described under “Use of Proceeds.”

      You should read this table in conjunction with the consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	As of September 30, 2004

	Actual	As Adjusted

	(dollars in thousands)
	(unaudited)
Cash and cash equivalents	$28,638	$45,612

Current portion of capital leases	$164	$164
Long-term debt:
Revolving credit facility(1)	—	—
Term loan A	12,081	—
Term loan B	34,617	—
Capital leases	99	99

Total long-term debt and capital leases, net of current portion	46,797	99

Stockholders’ equity:
Common stock, $0.01 par value, 36,000,000 shares authorized, 17,133,276 shares issued and outstanding, actual; 36,000,000 shares authorized, 21,849,072 shares issued and outstanding, as adjusted(2)	171	218
Exchangeable shares(2)	11	—
Treasury stock	(93)	(93)
Additional paid-in capital—common stock	50,078	118,557
Additional paid-in capital—exchangeable shares(2)	7,102	—
Notes receivable from stockholders(3)	(2,260)	—
Accumulated other comprehensive income	2,376	2,376
Retained earnings	17,763	17,763

Total stockholders’ equity	75,148	138,821

Total capitalization	$122,109	$139,084

(1)	We intend to terminate our existing credit facilities upon consummation of this offering and the repayment of our term loan facilities. We have signed a commitment letter with Wachovia Bank, N.A., under which we expect to enter into a new revolving credit facility with aggregate availability (including letters of credit) of approximately $75 million to be put in place upon or following the consummation of this offering. We do not expect to borrow against this new revolving credit facility upon the consummation of this offering.

(2)	Certain shares of our subsidiary, 4063988 Canada Inc., are exchangeable into shares of our common stock. All of these shares will be exchanged for a total of 1,115,796 shares of our common stock prior to the consummation of this offering.

(3)	We hold interest-bearing promissory notes in an aggregate principal amount of approximately $2.3 million. All outstanding obligations to us under these notes will be discharged on or before the consummation of this offering.

DILUTION

      Our net tangible book value as of September 30, 2004 was $(50.9) million, or $(2.79) per share. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value per share of common stock after the offering. After giving effect to the receipt and our intended use of approximately $61.4 million of estimated net proceeds from our sale of 3,600,000 shares of common stock in this offering, our pro forma net tangible book value as of September 30, 2004 would have been approximately $12.8 million, or $0.59 per share. This represents an immediate increase in pro forma net tangible book value of $3.38 per share to existing stockholders and an immediate dilution of $18.41 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

	Per Share

Initial public offering price		$19.00
Net tangible book value before the offering	$(2.79)
Increase attributable to new investors	3.38

Pro forma net tangible book value after the offering		0.59

Dilution to new investors		$18.41

      The following table summarizes on an as adjusted basis as of September 30, 2004, giving effect to a four-for-one stock split of our common stock to be effected prior to completion of this offering:

•	the total number of shares of common stock purchased from us;

•	the total consideration paid to us, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering; and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	18,249,072	83.5%	$57,269,000	45.6%	$3.14
New investors	3,600,000	16.5	68,400,000	54.4	19.00

Total	21,849,072	100.0%	$125,669,000	100.0%

      The tables and calculations above assume no exercise of:

•	stock options outstanding as of September 30, 2004 to purchase 3,147,282 shares of common stock at a weighted average exercise price of $5.48 per share; or

•	the underwriters’ over-allotment option.

      To the extent any of these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth our selected consolidated financial data. We derived the selected consolidated financial data as of December 31, 2002 and 2003 and for the period from January 1, 2001 to June 27, 2001 and for the period from June 28, 2001 to December 31, 2001, which we refer to as the “successor period,” and for the years ended December 31, 2002 and 2003 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for the two years ended December 31, 2000 from our audited consolidated financial statements and related notes, which are not included in this prospectus. We have derived our selected consolidated financial data as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 from our unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The selected consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

      PRA International acquired its operating subsidiaries on June 28, 2001 in a business combination accounted for using the purchase method of accounting. Accordingly, the financial data set forth below includes a predecessor basis and a successor basis. As a result of the acquisition, the acquired assets and liabilities were adjusted to their estimated fair values. In addition, our statements of operations for the successor include interest expense resulting from indebtedness incurred to finance the acquisition, amortization of intangible assets related to the acquisition, and management fees that did not exist prior to the acquisition. Therefore, our successor basis financial data generally are not comparable to our predecessor basis financial data.

      On January 23, 2004, we closed our $25.0 million tender offer and special dividend/ employee option bonus transaction. We repurchased $0.1 million of shares and $3.7 million of our outstanding vested stock options, paid a $16.9 million special dividend to our stockholders, paid a $1.2 million special bonus to employee holders of vested stock options, and placed $1.8 million in escrow to fund the remaining employee option bonus for unvested options as of the record date of the special dividend. The amount in escrow is paid at the end of the quarter in which the options vest, provided that the option holder is then employed by us. The remainder of the $25.0 million was used to pay fees associated with this transaction. The funds for the transaction were provided by the December 23, 2003 refinancing of our credit facilities. During the nine months ended September 30, 2004, we expensed the $3.7 million attributed to the repurchase of vested stock options and $2.3 million attributed to the special bonus to employee holders of vested stock options. At September 30, 2004, the escrow balance was $0.6 million. The payment of the remaining escrow balance will accelerate upon consummation of this offering.

	Predecessor			Successor

			Period From	Period From
	Year Ended		January 1,	June 28,	Year Ended		Nine Months Ended
	December 31,		2001 to	2001 to	December 31,		September 30,
			June 27,	December 31,
	1999	2000	2001	2001	2002	2003	2003	2004

							(unaudited)	(unaudited)
	(dollars in thousands,			(dollars in thousands,
	except per share amounts and ratios)			except per share amounts and ratios)
Consolidated Statements of Operations Data:
Revenue:
Service revenue	$78,905	$99,136	$55,477	$59,600	$176,365	$247,888	$186,397	$206,271
Reimbursement revenue	11,678	14,672	7,491	8,316	24,648	42,109	31,626	23,443

Total revenue	$90,583	$113,808	$62,968	$67,916	$201,013	$289,997	$218,023	$229,714
Operating expenses:
Direct costs	44,579	53,711	29,078	31,008	94,761	126,501	94,887	98,889
Reimbursable out-of-pocket costs	11,678	14,672	7,491	8,316	24,648	42,109	31,626	23,443
Selling, general, and administrative	28,167	33,707	19,548	19,903	57,897	80,585	59,524	67,380
Depreciation and amortization	3,800	4,359	2,244	5,016	6,956	8,967	6,503	7,050
Merger costs(1)	—	—	1,000	—	—	—	—	—
Management fee	—	—	—	396	800	800	600	600
Option repurchase(2)	—	—	—	—	—	—	—	3,713
Vested option bonus(2)							—	2,274

Income from operations	2,359	7,359	3,607	3,277	15,951	31,035	24,883	26,365
Interest expense, net	(988)	(909)	(158)	(2,279)	(4,100)	(6,856)	(2,853)	(2,341)
Other income (expenses), net	(130)	353	53	13	(721)	(4,023)	(2,364)	832

Income before income taxes	1,241	6,803	3,502	1,011	11,130	20,156	19,666	24,856
Provision for income taxes	906	3,298	1,751	1,139	5,493	6,909	5,491	8,998

Net income (loss)	$335	$3,505	$1,751	$(128)	$5,637	$13,247	$14,175	$15,858

Net income (loss) per share(3)(4):
Basic	$(0.46)	$0.50	$0.25	$(0.01)	$0.37	$0.83	$0.89	$0.88
Diluted	$(0.46)	$0.37	$0.21	$(0.01)	$0.32	$0.71	$0.73	$0.79
Shares used to compute net income (loss) per share(3)(4):
Basic	3,292,258	3,300,859	3,301,574	13,965,364	15,204,232	15,965,408	15,927,244	17,944,312
Diluted	4,448,149	4,445,284	3,968,335	13,965,364	17,557,632	18,666,012	19,428,596	19,949,128
Other Financial Data:
Net cash provided by (used in) operating activities	$1,713	$10,264	$5,394	$21,332	$28,442	$2,058	$(6,317)	$31,037
Net cash used in investing activities	(6,257)	(3,895)	(3,238)	(2,721)	(24,625)	(9,599)	(5,235)	(5,522)
Net cash provided by (used in) financing activities	(147)	(2,987)	128	(995)	(14,581)	26,028	(470)	(29,617)
Non-GAAP Data:
Adjusted EBITDA(5)	$6,029	$12,071	$5,904	$8,306	$22,186	$35,979	$29,022	$40,234
Adjusted EBITDA as a % of service revenue	7.6%	12.2%	10.6%	13.9%	12.6%	14.5%	15.6%	19.5%
EBITDA(5)	$6,029	$12,071	$5,904	$8,306	$22,186	$35,979	$29,022	$34,247
EBITDA as a % of service revenue	7.6%	12.2%	10.6%	13.9%	12.6%	14.5%	15.6%	16.6%

	Predecessor		Successor

	As of December 31,		As of December 31,
						As of
	1999	2000	2001	2002	2003	September 30, 2004

						(unaudited)
	(dollars in thousands)		(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$493	$3,885	$23,712	$13,798	$32,328	$28,638
Working capital	(4,718)	(4,204)	(5,279)	(43,429)	(8,449)	(18,566)
Total assets	58,320	77,111	180,261	254,547	298,558	282,988
Long-term debt and capital leases, less current maturities	7,514	4,533	44,437	32,509	57,810	46,797
Stockholders’ equity	13,038	16,409	43,253	59,088	74,565	75,148

(1)	Comprises payments to management in connection with our June 2001 recapitalization.

(2)	Includes a $3.7 million charge for the repurchase of options, predominantly from former employees, and a $2.3 million charge for a per-vested-option bonus paid to all employee option holders, both of which were executed in connection with the culmination of the January 2004 tender process.

(3)	Net income (loss) per share and shares used to compute net income (loss) per share amounts for 1999, 2000, and 2001 are presented on an unaudited basis. Net income (loss) per share includes $1.8 million for 1999, $1.8 million for 2000, and $0.9 million for the period from January 1, 2001 to June 27, 2001 for dividends and accretion on preferred stock, which reduces net income available to common stockholders.

(4)	Net income (loss) per share and shares used to compute net income (loss) per share for all periods following the predecessor period gives effect to a four-for-one stock split of our common stock to be effected prior to completion of this offering.

(5)	Adjusted EBITDA and EBITDA are not substitutes for operating income, net income, or cash flow from operating activities as determined in accordance with GAAP as measures of performance or liquidity. See “Non-GAAP Financial Measures.” For each of the periods indicated, the following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net cash provided by (used in) operating activities and to net income (loss).

	Predecessor			Successor

			Period From	Period From
	Year Ended		January 1,	June 28,	Year Ended		Nine Months Ended
	December 31,		2001 to	2001 to	December 31,		September 30,
			June 27,	December 31,
	1999	2000	2001	2001	2002	2003	2003	2004

							(unaudited)	(unaudited)
	(dollars in thousands)			(dollars in thousands)
Adjusted EBITDA	$6,029	$12,071	$5,904	$8,306	$22,186	$35,979	$29,022	$40,234
Option repurchase	—	—	—	—	—	—	—	(3,713)
Vested option bonus	—	—	—	—	—	—	—	(2,274)

EBITDA	6,029	12,071	5,904	8,306	22,186	35,979	29,022	34,247
Depreciation and amortization	(3,800)	(4,359)	(2,244)	(5,016)	(6,956)	(8,967)	(6,503)	(7,050)
Interest expense, net	(988)	(909)	(158)	(2,279)	(4,100)	(6,856)	(2,853)	(2,341)
Provision for income taxes	(906)	(3,298)	(1,751)	(1,139)	(5,493)	(6,909)	(5,491)	(8,998)

Net income (loss)	335	3,505	1,751	(128)	5,637	13,247	14,175	15,858
Depreciation and amortization	3,800	4,359	2,244	5,016	6,956	8,967	6,503	7,050
Provision for doubtful receivables	—	—	250	76	1,888	4,851	2,016	2,692
Amortization of debt discount	66	54	—	126	379	1,642		—
Stock-based compensation	44	33	—	—	—	—		—
Provision for deferred income taxes	(124)	(1,551)	612	(2,672)	(1,228)	(3,997)	(696)	2,627
Debt issuance costs write-off	—	—	—	—	—	750		—
Changes in assets and liabilities:
Accounts receivable and unbilled services	(8,457)	(12,944)	5,794	(8,711)	(29,251)	(18,538)	(894)	5,389
Prepaid expenses and other assets	(971)	(1,579)	(5,187)	2,934	1,444	408	980	28
Accounts payable and accrued expenses	3,530	(1,438)	4,330	452	3,481	(4,873)	(3,276)	(288)
Income taxes	(1,186)	788	(1,605)	434	989	(481)	(4,548)	6,331
Advance billings	4,676	19,037	(2,795)	23,805	38,147	82	(20,577)	(8,650)

Net cash provided by (used in) operating activities	$1,713	$10,264	$5,394	$21,332	$28,442	$2,058	$(6,317)	$31,037

NON-GAAP FINANCIAL MEASURES

      EBITDA and Adjusted EBITDA are measures of our performance that are not required by, or presented in accordance with, GAAP. Neither EBITDA nor Adjusted EBITDA should be considered as an alternative to net income, operating income, or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

      EBITDA represents net income before interest, taxes, depreciation, and amortization. We use EBITDA to facilitate operating performance comparisons from period to period. In addition, we believe EBITDA facilitates company to company comparisons by backing out potential differences caused by variations in capital structures (affecting interest expense), taxation, and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. We also use EBITDA, and we believe that others in our industry use EBITDA, to evaluate and price potential acquisition candidates. We further believe that EBITDA is frequently used by securities analysts, investors, and other interested parties in the evaluation of issuers, many of which present EBITDA when reporting their results.

      In addition to EBITDA, we use a measure that we call Adjusted EBITDA, which we define as EBITDA adjusted to exclude the effects of a one-time $25.0 million tender offer specifically relating to the repurchase of our outstanding vested stock options and the payment of a special bonus to employee holders of vested stock options. In addition to our GAAP results and our EBITDA, we use Adjusted EBITDA to manage our business. Adjusted EBITDA is not a uniformly defined measure and varies among companies that use such a measure.

      Our management uses Adjusted EBITDA as a measure to assess our performance. In addition, the covenants in the credit facility under which we financed the option repurchase define EBITDA to exclude certain charges relating to the option repurchases, and we report Adjusted EBITDA in a manner consistent with our credit facility’s definition. We use Adjusted EBITDA as a performance measure because it excludes the effects of a special non-recurring transaction undertaken for the purpose of reducing our option overhang as part of a restructuring whose costs are not viewed by our management as indicative of the status of our ongoing operating performance. Assuming the closing of this offering, all charges relating to this transaction will be incurred in 2004.

      Each of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider either of these measures in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA and Adjusted EBITDA do not reflect:

•	our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	our significant interest expense, or the cash requirements necessary to service interest and principal payments on our debts;

•	any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and

•	the fact that other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, which limits their usefulness as comparative measures.

Because of these limitations, neither EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and by using EBITDA and Adjusted EBITDA only supplementally.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere in this prospectus. You should read “Risk Factors” and “Cautionary Notice Regarding Forward-Looking Statements.”

Overview

      We provide clinical drug development services on a contract basis to biotechnology and pharmaceutical companies worldwide. We conduct clinical trials globally and are one of a limited number of CROs with the capability to serve the growing need of pharmaceutical and biotechnology companies to conduct complex clinical trials in multiple geographies concurrently. We offer our clients high-quality services designed to provide data to clients as rapidly as possible and reduce product development time. We believe our services enable our clients to introduce their products into the marketplace faster and, as a result, maximize the period of market exclusivity and monetary return on their research and development investments. Additionally, our comprehensive services and broad experience provide our clients with a variable cost alternative to fixed cost internal development capabilities.

      Contracts determine our relationships with clients in the pharmaceutical and biotechnology industries and establish the way we are to earn revenue. Two types of relationships are most common: a fixed-price contract or a time and materials contract. The duration of our contracts ranges from a few months to several years. A fixed-price contract typically requires a portion of the contract fee to be paid at the time the contract is entered into and the balance is received in installments over the contract’s duration, in most cases when certain performance targets or milestones are reached. Service revenues from fixed-price contracts are generally recognized on a proportional performance basis, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. We also perform work under time and materials contracts, recognizing service revenue as hours are incurred, which is then multiplied by the contractual billing rate. Our costs consist of expenses necessary to carry out the clinical development project undertaken by us on behalf of the client. These costs primarily include the expense of obtaining appropriately qualified labor to administer the project, which we refer to as direct cost headcount. Other costs we incur are attributable to the expense of operating our business generally, such as leases and maintenance of information technology and equipment.

      We review various financial and operational metrics, including service revenue, margins, earnings, new business awards, and backlog to evaluate our financial performance. Our service revenue was $115.1 million in 2001, $176.4 million in 2002, and $247.9 million in 2003. Once contracted work begins, service revenue is recognized over the life of the contract as services are performed. We commence service revenue recognition when a contract is signed or when we receive a signed letter of intent. Our new business awards during the years ended December 31, 2001, 2002, and 2003 were $216.0 million, $287.7 million, and $317.4 million, respectively. New business awards arise when a client selects us to execute its trial and so indicates by written or electronic correspondence. The number of new business awards can vary significantly from quarter to quarter, and awards can have terms ranging from several months to several years. The value of a new award is the anticipated service revenue over the life of the contract, which does not include reimbursement activity or investigator fees. Our backlog consists of anticipated service revenue from new business awards that either have not started but are anticipated to begin in the near future or are contracts in process that have not been completed. Backlog varies from period to period depending upon new business awards and contract increases, cancellations, and the amount of service revenue recognized under existing contracts. Our backlog at December 31, 2001, 2002, and 2003 was $201.4 million, $327.0 million, and $360.6 million, respectively.

      From 2001 to 2003, our service revenue grew 115.4%, and our backlog grew 79.0%. This growth resulted primarily from our international acquisitions and an increase in our global projects, or projects where services are rendered on two or more continents. These projects are typically larger in scope and increased from four projects in 2000 to 37 in 2003.

      Income from operations was $6.9 million in 2001, $16.0 million in 2002, and $31.0 million in 2003. This growth reflects improved productivity and the impact of acquisitions. We attribute the improvement in productivity to rapid integration of our acquisitions and management initiatives focused on management support information and reduction of employee turnover. Service revenue growth from 2001 to 2003 of approximately 115.4% outpaced direct costs headcount growth of 77.5% for the same period.

      During the three-year period ended December 31, 2003, we expanded our operations in part through four strategic acquisitions, which were funded from cash generated from operating activities and the issuance of equity securities.

      On April 19, 2002, we acquired all of the outstanding equity of Staticon International España, S.A., based in Madrid, Spain. Staticon augmented our capabilities in clinical trials management, data management, and medical writing services and added operations in Spain and Portugal. We paid approximately $3.3 million in cash and equity securities.

      On June 19, 2002, we acquired all of the outstanding equity of CroMedica International Inc., based in Victoria, Canada. CroMedica augmented our capabilities in CNS clinical development and added operations in North America, South America, Africa, and Australia. We paid approximately $25.3 million in cash and equity securities.

      On October 8, 2003, we acquired all of the assets of Valid-Trio GmbH. These assets mainly comprised Valid-Trio’s business operated through its branch in Moscow, Russia. Valid-Trio expanded our capabilities to conduct clinical trials in Russia, Ukraine, Romania, and bordering countries. We paid $0.2 million in cash and, if certain performance measures are met in 2004, will issue 32,720 shares of common stock during the second quarter of 2005 in connection with this acquisition.

      On December 1, 2003, we acquired all of the outstanding equity of ClinCare Consulting BVBA based in Brussels, Belgium. ClinCare strengthened our capabilities in cardiovascular, CNS, oncology, and rheumatology clinical development and expanded our operations in Belgium. We paid approximately $2.8 million in cash and equity securities, net of cash acquired.

      Based on detailed pre-closing integration plans, each of these acquisitions was fully integrated and right-sized within 100 days of the closing. These plans facilitated the immediate and seamless integration of each acquisition into our operating systems and procedures from the effective date of the acquisition.

      The purchase price for these acquisitions was allocated based on the estimated fair values of the assets and liabilities. Accordingly, the estimated fair value of assets acquired and liabilities assumed were included in our condensed consolidated balance sheet as of the effective date of the acquisitions.

      On June 28, 2001, PRA International acquired 100% of the ownership of PRA International Operations, Inc. For periods following the transaction, the net assets of PRA International are presented under a new basis of accounting that uses both fair value and historical value recorded in proportion to the new ownership and continuing ownership. Accordingly, the financial information in this prospectus divides the 2001 financial year into two periods— the predecessor period prior to June 28, 2001, and the successor period from June 28, 2001 to December 31, 2001.

      During the period from June 28, 2001 to December 31, 2001, during the years ended December 31, 2002 and 2003, and during the nine months ended September 30, 2004, we paid a management fee to Genstar Capital, L.P., an affiliate of our principal stockholder, totaling $0.4 million, $0.8 million, $0.8 million, and $0.6 million, respectively. Upon the closing of this offering, we will no longer pay this management fee. However, as a public company, we will be subject to financial reporting compliance costs that we have not previously had to pay, which will likely more than offset the savings from the discontinuation of the management fee.

      On October 5, 2004, we announced the reorganization and centralization of document and data management services. Centralized locations will now serve as a single repository for all documents generated during our clinical trials, as well as concentrate our data management activities to achieve greater speed and efficiency. We expect the costs associated with this new initiative will be approximately $0.5 million and relate primarily to severance costs for affected employees over the next four quarters.

Service Revenue

      We recognize service revenue from fixed-price contracts on a proportional performance basis as services are provided. To measure performance on a given date, we compare each contract’s direct cost incurred to such contract’s total estimated direct cost through completion. We believe this is the best indicator of the performance of the contractual obligations because the costs relate to the amount of labor incurred to perform the service revenues. For time and materials contracts, revenue is recognized as hours are incurred, multiplied by contractual billing rates. Our contracts often undergo modifications, which can change the amount of and the period of time in which to perform services. Our contracts provide for such modifications.

      Most of our contracts can be terminated by our clients after a specified period, typically 30 to 60 days, following notice by the client. In the case of early termination, these contracts typically require payment to us of expenses to wind down a study, payment to us of fees earned to date, and in some cases, a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early. Based on ethical, regulatory, and health considerations, this wind-down activity may continue for several quarters or years.

Reimbursement Revenue and Reimbursable Out-of-Pocket Costs

      We incur out-of-pocket costs, which are reimbursable by our customers. We include these out-of-pocket costs as reimbursement revenue and reimbursable out-of-pocket expenses in our consolidated statement of operations. In addition, we routinely enter into separate agreements on behalf of our clients with independent physician investigators, to whom we pay fees, in connection with clinical trials. These investigator fees are not reflected in our service revenue, reimbursement revenue, reimbursable out-of-pocket costs, and/or direct costs, since such fees are reimbursed by our clients, on a “pass-through” basis, without risk or reward to us, and we are not otherwise obligated to either perform the service or to pay the investigator in the event of default by the client. Reimbursement costs and investigator fees are not included in our backlog.

Direct Costs

      Direct costs consist of amounts necessary to carry out the revenue and earnings process, and include direct labor and related benefit charges and other costs primarily related to the execution of our contracts. Direct costs as a percentage of service revenue fluctuate from one period to another as a result of changes in labor utilization in the multitude of studies conducted during any period of time.

Selling, General, and Administrative Expenses

      Selling, general, and administrative expenses consist of administration payroll and benefits, marketing expenditures, and overhead costs such as information technology and facilities costs. These expenses also include central overhead costs that are not directly attributable to our operating business and include certain costs related to insurance, professional fees, and property.

Depreciation and Amortization

      Depreciation represents the depreciation charged on our fixed assets. The charge is recorded on a straight-line method, based on estimated useful lives of three to seven years for computer hardware and software and seven years for furniture and equipment. Leasehold improvements are depreciated over the shorter of ten years or the lease term. Amortization expenses consist of amortization costs recorded on identified finite-lived intangible assets on a straight-line method over their estimated useful lives. Goodwill and indefinite-lived intangible assets were being amortized prior to January 1, 2002. We adopted SFAS No. 142 “Goodwill and Other Intangible Assets” as of January 1, 2002 and no longer amortize goodwill and indefinite-lived intangible assets.

Income Taxes

      Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax earnings among several statutory foreign jurisdictions with varying tax rates. Our effective tax rate can also vary based on changes in the tax rates of different jurisdictions. Our effective tax rate is also impacted by either the generation or utilization of net operating loss carryforwards.

      Our foreign subsidiaries are taxed separately in their respective jurisdictions. As of December 31, 2003, we had cumulative foreign net operating loss carryforwards of approximately $22.9 million. The carryforward periods for these losses vary from five years to an indefinite number of years depending on the jurisdiction. Our ability to offset future taxable income with the foreign net operating loss carryforwards may be limited in certain instances, including changes in ownership. No benefit for these foreign net operating losses has been recognized for financial statement purposes.

Exchange Rate Fluctuations

      The majority of our foreign operations transact in the euro, pound sterling, or Canadian dollar. As a result, our revenue is subject to exchange rate fluctuations with respect to these currencies. We have translated these currencies into U.S. dollars using the following average exchange rates:

	Year

	2001	2002	2003

U.S. Dollars per:
Euro	0.8941	0.9463	1.1378
Pound Sterling	1.4699	1.5056	1.6431
Canadian Dollar	N/A	0.6393	0.7181

Results of Operations

      Many of our current contracts include clinical trials covering multiple geographic locations. We utilize the same management systems and reporting tools to monitor and manage these activities on the same basis worldwide. For this reason, we consider our operations to be a single business unit, and we present our results of operations as a single reportable segment.

      The following table summarizes certain statement of operations data as a percentage of service revenue for the periods shown. We monitor and measure costs as a percentage of service revenue rather than total revenue as this is a more meaningful comparison and better reflects the operations of our business.

	Predecessor	Successor				Nine Months
			Year Ended			Ended
	Period from	Period from	December 31,			September 30,
	January 1, 2001 to	June 28, 2001 to
	June 27, 2001	December 31, 2001	2001(a)	2002	2003	2003	2004

Service revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct costs	52.5	52.0	52.2	53.7	51.1	50.9	47.9
Selling, general, and administrative	35.2	33.4	34.3	32.8	32.5	31.9	32.7
Depreciation and amortization	4.0	8.4	6.3	4.0	3.6	3.5	3.4
Merger costs	1.8	—	0.9	—	—	—	—
Management fee	—	0.7	0.3	0.5	0.3	0.3	0.3
Option repurchase	—	—	—	—	—	—	1.8
Vested option bonus	—	—	—	—	—	—	1.1

Income from operations	6.5	5.5	6.0	9.0	12.5	13.3	12.8
Interest expense	(0.6)	(4.0)	(2.4)	(2.4)	(2.9)	(1.6)	(1.3)
Interest income	0.3	0.2	0.2	0.1	0.1	0.1	0.1
Other income (expenses), net	0.1	—	0.1	(0.4)	(1.6)	(1.3)	0.4

Income before income taxes	6.3	1.7	3.9	6.3	8.1	10.6	12.1
Provision for income taxes	3.1	1.9	2.5	3.1	2.8	2.9	4.4

Net income	3.2%	(0.2)%	1.4%	3.2%	5.3%	7.6%	7.7%

(a)	The figures for 2001 represent the aggregate of the predecessor period from January 1, 2001 to June 27, 2001 and the successor period from June 28, 2001 to December 31, 2001. Such a combined presentation is not consistent with GAAP but is provided to facilitate the reader’s ability to compare the 2001 periods with subsequent years.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

      Service revenue increased by $19.9 million, or 10.7%, from $186.4 million for the nine months ended September 30, 2003 to $206.3 million for the nine months ended September 30, 2004, due to the expansion of our services to both existing and new clients and a favorable impact from foreign currency fluctuations of approximately $5.7 million. On a geographic basis, service revenue for the nine months ended September 30, 2004 was distributed as follows: North America $145.4 million (70.5%), Europe $56.5 million (27.4%), and rest of world $4.4 million (2.1%). For the nine months ended September 30, 2003 service revenue was distributed as follows: North America $146.2 million (78.4%), Europe $36.7 million (19.7%), and rest of world $3.5 million (1.9%). Our European service revenue for the nine months ended September 30, 2004 increased due to our execution of more global trials, the opening of new locations, and recent acquisitions.

      Direct costs increased by $4.0 million, or 4.2%, from $94.9 million for the nine months ended September 30, 2003 to $98.9 million for the nine months ended September 30, 2004, due to increased personnel needed to support increased project related activity, from an average of 1,841 for the nine months ended September 30, 2003 to an average of 1,904 for the nine months ended September 30, 2004. Direct costs as a percentage of service revenue decreased from 50.9% for the nine months ended September 30, 2003 to 47.9% for the nine months ended September 30, 2004, due to the achievement of improved operating efficiencies, as evidenced by a 6.2% increase in direct labor costs compared to a 10.7% increase in service revenue. This was achieved as previously trained employees attained higher efficiency and productivity levels and as the percentage of our new employees declined.

      Selling, general, and administrative expenses increased by $7.9 million, or 13.2%, from $59.5 million for the nine months ended September 30, 2003 to $67.4 million for the nine months ended September 30, 2004. Selling, general, and administrative expenses as a percentage of service revenue increased from 31.9% for the nine months ended September 30, 2003 to 32.7% for the nine months ended September 30, 2004. The selling, general, and administrative expenses as a percentage of service revenue for the nine months ended September 30, 2003 was below historical levels as a result of expense deferrals undertaken by management in response to an industry-wide temporary contraction in new contracts associated with the conflict in Iraq. The selling, general, and administrative expenses as a percentage of service revenue for 2003 (32.5%) was similar to the nine months ended September 30, 2004. In July 2004, we signed a lease for our new corporate office and expect to move from our current location in McLean, Virginia, to the new location in Reston, Virginia, in November 2004. We will evaluate the need for the estimated lease termination charge related to this relocation when we cease use of the McLean space.

      Depreciation and amortization expense increased by approximately $0.5 million, or 8.4%, from $6.5 million for the nine months ended September 30, 2003 to $7.1 million for the nine months ended September 30, 2004. Depreciation and amortization expense as a percentage of service revenue was 3.5% for the nine months ended September 30, 2003 and 3.4% for the nine months ended September 30, 2004.

      Income from operations increased by $1.5 million, or 6.0%, from $24.9 million for the nine months ended September 30, 2003 to $26.4 million for the nine months ended September 30, 2004. Income from operations as a percentage of service revenue decreased from 13.3% for the nine months ended September 30, 2003 to 12.8% for the nine months ended September 30, 2004. In January 2004, we closed our $25.0 million tender offer and special dividend/employee option bonus program. In connection with this program, we repurchased $3.7 million of options and paid $2.3 million to employee holders of vested options. Both of these items were expensed in the nine months ended September 30, 2004. The increase in income from operations resulted from improved operating leverage from increased utilization across the company, partially offset by the $6.0 million aggregate charge incurred in connection with the option repurchase and bonus program.

      Interest expense, net decreased by $0.5 million, or 17.9%, from $2.9 million for the nine months ended September 30, 2003 to $2.3 million for the nine months ended September 30, 2004. The decrease was primarily due to the lower effective borrowing rate achieved through the repayment of our subordinated debt with the proceeds from the amendment and restatement of our credit facilities in December 2003 combined with a lower average outstanding debt balance.

      Other income (expenses), net increased by $3.2 million from an expense of $2.4 million to income of $0.8 million. The increase is attributable to a strengthening of the U.S. dollar against other currencies during the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003.

      Our effective tax rate for the nine months ended September 30, 2004 was 36.2% as compared to 27.9% for the nine months ended September 30, 2003. The increase in our effective rate was primarily due to the geographic distribution of pre-tax earnings and the utilization in the prior period of net operating loss carryforwards in the United Kingdom, Canada, and Switzerland.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Service revenue increased by $71.5 million, or 40.6%, from $176.4 million in 2002 to $247.9 million in 2003. The growth in service revenue was due to an increase in the level of business generated from both existing and new customers. This increase in revenue was also due to the realization of the full year of operations resulting from the CroMedica and Staticon acquisitions in the second quarter of 2002. Additionally, there was a favorable impact from foreign currency fluctuations of approximately $9.4 million. On a geographic basis, service revenue for 2003 was distributed as follows: North America $192.0 million (77.5%), Europe $52.1 million (21.0%), and rest of world $3.8 million (1.5%). For 2002, service revenue was distributed as follows: North America $145.4 million (82.5%), Europe $29.3 million (16.6%), and rest of world $1.7 million (0.9%).

      Direct costs increased by $31.7 million, or 33.5%, from $94.8 million in 2002 to $126.5 million in 2003. This was primarily due to increased personnel needed to support increased project activity and increased costs from recent acquisitions. Direct cost headcount increased from an average of 1,421 in 2002 to an average of 1,796 in 2003. Direct costs as a percentage of service revenue decreased from 53.7% in 2002 to 51.0% in 2003. This decrease was attributable primarily to improved operating efficiency as demonstrated by direct labor costs increasing 28.5% while service revenue increased 40.6%. This resulted from previously trained employees achieving higher efficiency and productivity levels and a decline in new employees as a percentage of our total workforce in this period.

      Selling, general, and administrative expenses increased by $22.7 million, or 39.2%, from $57.9 million in 2002 to $80.6 million in 2003. The increase in expenses was primarily due to additional personnel costs, costs associated with the acquisitions, and to a $3.0 million increase in bad debt expense. The increase in bad debt was primarily due to two customers who ceased operations in fiscal 2003 as well as uncertainty in the status of a contract with another customer. We establish reserves for identified accounts receivable when facts and circumstances cause us to question the collection of the receivable. Also included in this increase is a $2.6 million charge related to the closure of our Cambridge, England location. Personnel expenses excluded from our direct cost headcount are included in selling, general, and administrative cost, and are referred to as selling, general, and administrative headcount. This headcount increased from an average of 246 in 2002 to an average of 343 in 2003. Selling, general, and administrative expenses as a percentage of service revenue decreased from 32.8% in 2002 to 32.5% in 2003.

      Depreciation and amortization expense increased by $2.0 million, or 28.9%, from $7.0 million in 2002 to $9.0 million in 2003. This increase is due to continued investment in facilities and information technology to support our growth and due to the full-year impact of acquisitions that closed in 2002.

      Income from operations increased by $15.0 million, or 94.6%, from $16.0 million in 2002 to $31.0 million in 2003. This was due to increased levels of business activity, together with the acquisitions of Staticon and CroMedica. As a percentage of service revenue, income from operations increased from 9.0% for 2002 to 12.5% for 2003. This was primarily due to improved staff and facility utilization and the reduction in operating expenses of our recently acquired companies.

      Interest expense, net increased by $2.8 million, or 67.2%, from $4.1 million for 2002 to $6.9 million for 2003. Approximately $1.3 million reflected a charge for the remaining unamortized debt discount, and approximately $0.8 million reflected a charge for the remaining unamortized debt issuance costs, which were triggered by the repayment of our subordinated debt.

      Other income (expenses), net increased $3.3 million, or 458.0%, from $0.7 million in 2002 to $4.0 million in 2003. The increase was primarily due to the transaction losses recorded during 2003 of $4.1 million as a result of a weakening of the U.S. dollar against other currencies during 2003.

      Our effective tax rate for 2003 was 34.3% as compared to 49.4% for the prior year. The decrease in the effective tax rate was primarily due to the utilization in 2003 of previously unrecognized net operating loss carryforwards in the United Kingdom and Canada. Also contributing to the lower effective tax rate for 2003 was the income tax rate differential on the earnings of the United Kingdom and Australia.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      The figures for 2001 described below represent the aggregate of the predecessor period from January 1, 2001 to June 27, 2001 and the successor period from June 28, 2001 to December 31, 2001. Such a combined presentation is not consistent with GAAP but is provided to facilitate the reader’s ability to compare the 2001 and the 2002 periods.

      Service revenue increased by $61.3 million, or 53.3%, from $115.1 million in 2001 to $176.4 million in 2002. This increase was due to additional revenue generated from new and existing clients and revenue from the CroMedica and Staticon acquisitions in the second quarter of 2002 that was not included in the previous period. On a geographic basis, service revenue for 2002 was distributed as follows: North America $145.4 million (82.5%), Europe $29.3 million (16.6%), and rest of world $1.7 million (0.9%). For 2001, service revenue was distributed as follows: North America $96.2 million (83.6%) and Europe $18.9 million (16.4%).

      Direct costs increased by $34.7 million, or 57.7%, from $60.1 million in 2001 to $94.8 million in 2002. Direct cost headcount increased from an average of 1,012 in 2001 to an average of 1,421 in 2002. As a percentage of service revenue, direct costs increased from 52.2% in 2001 to 53.7% in 2002. This was primarily due to an increase in personnel resulting from the CroMedica and Staticon acquisitions.

      Selling, general, and administrative expenses increased by $18.4 million, or 46.8%, from $39.5 million to $57.9 million. Labor, facility, and equipment leasing costs increased as we continued the expansion of our operations. Selling, general, and administrative cost headcount increased from an average of 172 in 2001 to an average of 246 in 2002. As a percentage of service revenue, selling, general, and administrative expenses decreased from 34.3% in 2001 to 32.8% in 2002.

      Depreciation and amortization expense decreased by $0.3 million, or 4.2%, from $7.3 million in 2001 to $7.0 million in 2002. Amortization decreased by $2.1 million due to the adoption of SFAS No. 142, which provides that companies can no longer amortize goodwill and indefinite-lived intangibles. This decrease was partially offset by increased depreciation as a result of our 2002 acquisitions.

      Income from operations increased by $9.1 million, or 131.7%, from $6.9 million in 2001 to $16.0 million in 2002, due to the reasons discussed above. As a percentage of service revenue, income from operations increased from 6.0% for 2001 to 9.0% for 2002.

      Interest expense, net increased by $1.7 million, or 68.2%, from $2.4 million in 2001 to $4.1 million for 2002, due primarily to the incurrence of $46.0 million of indebtedness in connection with our leveraged recapitalization in June 2001.

      Our effective tax rate for 2002 was 49.4% as compared to 64.0% for the prior year. The decrease was caused by non-deductible amortization in the prior period of certain goodwill and intangible assets created by the acquisition of PRA International Operations, Inc. by PRA International. This decrease was partially offset by changes in the geographic distribution of our pre-tax earnings (losses). In 2002 we utilized net operating loss carryforwards in the United Kingdom and Poland, which reduced our effective tax rate. Also in 2002, we had tax losses in France, Spain, Canada, Brazil, South Africa, and Switzerland for which no benefit was recognized, which increased our effective tax rate.

Variation in Quarterly Operating Results

      Although our business is not generally seasonal, we typically experience a slight decrease in revenue during the fourth quarter due to holiday vacations and a similar decrease in new business awards in the first quarter due to our customers’ budgetary cycles and vacations during the year-end holiday period.

Liquidity and Capital Resources

      As of September 30, 2004, we had approximately $28.6 million of cash and cash equivalents on hand. Our expected primary cash needs on both a short and long-term basis are for capital expenditures, expansion of services, possible acquisitions, geographic expansion, debt service, working capital, and other general corporate purposes. We have historically funded our operations and growth, including acquisitions, with cash flow from operations, borrowings, and issuances of equity securities.

      During the nine months ended September 30, 2004, we generated operating cash flow of $31.0 million as compared to a use of $6.3 million during the nine months ended September 30, 2003. The primary driver of the difference was the decrease in advance billings during the nine months ended September 30, 2003 of $20.6 million compared to a decrease in advance billings in the nine months ended September 30, 2004 of $8.7 million. The advance billings balance at September 30, 2003 was unusually low due to the delay in the timing of invoicing as we devoted resources to the integration of new financial management systems. By the end of 2003, the advanced billings balance had been restored from $90.3 million at September 30, 2003 to $112.8 million at December 31, 2003. In addition, adjustments to reconcile the nine months ended September 30, 2004 net income of $15.9 million to cash generated from operating activities include addbacks of $7.1 million for depreciation and amortization and changes of $2.8 million in assets and liabilities.

      In January 2004, we closed our $25.0 million tender offer and special dividend/ employee option bonus transaction. We repurchased $0.1 million of shares and $3.7 million of our outstanding vested stock options, paid a $16.9 million special dividend to our stockholders, paid a $1.2 million special bonus to employee holders of vested stock options, and placed $1.8 million in escrow to fund the remaining employee option bonus. The amount in escrow is paid at the end of the quarter in which options vest, provided that the option holder is then employed by PRA International or an affiliate. At September 30, 2004, the escrow balance was $0.6 million. The remainder of the $25.0 million was used to pay fees associated with the transaction. The funds for this transaction were provided by the December 23, 2003 refinancing of our credit facilities.

      In 2003, we generated operating cash flow of $2.1 million as compared to $28.4 million in 2002, despite an increase in net income of $7.6 million, or 135%. The change resulted from higher net income that was more than offset by changes in working capital. The decrease in cash flow from operations was primarily due to an $18.5 million increase in accounts receivable and unbilled services due to increased service revenue and project activities, partially offset by a $4.9 million decrease in accounts payable due to our improved focus on vendor relations and related payment terms.

      In 2002, we generated operating cash flow of $28.4 million as compared to $26.7 million in 2001. The $4.0 million increase in net income in 2002 over 2001 was mitigated by increases in accounts receivable and unbilled services and advanced billings.

      Net cash used in investing activities was $5.5 million and $5.2 million for the nine months ended September 30, 2004 and 2003, respectively. These net cash amounts were primarily related to ongoing information technology projects. We expect our capital expenditures to be approximately $10 million to $12 million in 2004, with the majority of the anticipated spending related to continued information technology enhancement and expansion.

      Net cash used in investing activities was $9.6 million in 2003. The net cash used for acquisitions of $2.0 million and capital expenditures of $8.1 million were partially offset by cash provided by asset disposals of $0.5 million.

      Net cash used in investing activities in 2002 was $24.6 million compared to $6.0 million in 2001. The increased use of cash in 2002 was due primarily to the acquisition of CroMedica. Capital expenditures in 2002 were $7.8 million compared to $6.0 million in 2001.

      Net cash used in financing activities in the nine months ended September 30, 2004 was $29.6 million compared to $0.5 million in the nine months ended September 30, 2003. The payment of the dividend consumed $16.9 million in the nine months ended September 30, 2004. In addition, there was $18.5 million of debt repayment in the nine months ended September 30, 2004.

      Net cash generated from financing activities in 2003 was $26.0 million. The net cash generated was primarily due to the amendment and restatement of our credit facilities on December 23, 2003, which provided a $20.0 million term loan A and a $40.0 million term loan B. The proceeds from this amendment process were used to repay $20.0 million of subordinated debt and $0.6 million of related prepayment premiums. In addition, $25.0 million was reserved for the tender process, which closed in January 2004. We also obtained a $25.0 million revolving line of credit.

      Net cash used in financing activities in 2002 was $14.6 million compared to $0.9 million in 2001. The activities in 2002 consisted primarily of the repayment of debt of approximately $25.3 million and proceeds from debt issuances of approximately $10.8 million. The activities in 2001 consisted primarily of the receipt of financing proceeds in connection with the leveraged recapitalization of $95.5 million. This was offset by payments to former stockholders and repayments of debt of approximately $96.5 million.

      We currently have credit facilities that provide secured financing of $79.7 million from a syndicate of lenders. These credit facilities consist of a $12.1 million term loan A maturing in 2008, a $34.6 million term loan B maturing in 2009, and an undrawn $33.0 million revolving credit facility terminating in 2008. The credit facilities are subject to variable interest rates with a weighted average of 4.8% as of September 30, 2004. Upon the consummation of this offering, we will fully repay all outstanding balances under our credit facilities. We have signed a commitment letter with Wachovia Bank, N.A., under which we expect to enter into a new unsecured revolving facility of approximately $75 million in principal amount. We expect the terms of the proposed new credit facility to be no less favorable than the terms of our existing credit facilities.

      We expect to continue expanding our operations through internal growth and strategic acquisitions and investments. We expect these activities will be funded from existing cash, cash flow from operations and, if necessary or appropriate, borrowings under our existing or future credit facilities or issuances of equity securities. We believe that our existing capital resources, together with cash flows from operations and our borrowing capacity under the proposed $75 million credit facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next eighteen months. Our sources of liquidity could be affected by our dependence on a small number of industries and clients, compliance with regulations, international risks, and personal injury, environmental or other material litigation claims.

      Upon the consummation of this offering, we will receive cash of approximately $2.3 million from the repayment of all outstanding loans to executive officers. Partially offsetting this, upon consummation of this offering, we will pay approximately $0.6 million of employee option bonuses.

Contractual Obligations and Commercial Commitments

      The following table summarizes our future minimum payments for all contractual obligations for years subsequent to the year ended December 31, 2003:

	Payments Due by Period
	(dollars in thousands)

	Less than			More than
	One Year	1-3 Years	3-5 Years	5 Years	Total

Long-term debt, including interest payments	$2,400	$8,800	$10,800	$38,000	$60,000
Services purchase commitments	936	636	57	—	1,629
Capital leases, including interest payments	306	214	9	—	529
Operating leases	13,346	18,912	14,666	30,168	77,092
Less: sublease income	(1,443)	(2,034)	(65)	—	(3,542)

Total	$15,545	$26,528	$25,467	$68,168	$135,708

      The increase in payments relating to our long-term debt after five years is due to scheduled lump-sum payments due in 2009 under our existing credit facilities. Upon consummation of this offering, we will repay our existing credit facilities (comprising all of the long-term debt as described in the table above) and expect to enter into a new revolving credit facility for approximately $75 million. We do not expect to borrow against this new revolving credit facility upon the consummation of this offering. The increase in amounts attributable to operating leases after five years is due to long-term leases for several of our facilities.

      In April 2004, we executed a lease for a new office in our Lenexa, Kansas location. The operating lease commitment is $23.5 million over the 15-year term of the lease. In July 2004, we entered into a lease for a new office in Reston, Virginia to replace our current offices in McLean, Virginia. The lease commitment is approximately $5.9 million over the ten-year term of the lease. There are no contingent cash payment obligations related to our acquisitions.

Off-Balance Sheet Arrangements

      We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Policies and Estimates

      In preparing our financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations. We have discussed the application of these critical accounting policies with our audit committee.

Revenue Recognition

      The majority of our service revenue is recorded from fixed-price contracts on a proportional performance basis. To measure performance, we compare direct costs incurred to estimated total contract direct costs through completion. We believe this is the best indicator of the performance of the contract obligations because the costs relate to the amount of labor hours incurred to perform the service. Direct costs are primarily comprised of labor overhead related to the delivery of services. Each month we accumulate costs on each project and compare them to the total current estimated costs to determine the proportional performance. We then multiply the proportion completed by the contract value to determine the amount of revenue that can be recognized. Each month we review the total current estimated costs on each project to determine if these estimates are still accurate and, if necessary, we adjust the total estimated costs for each project. During our monthly contract review process, we review each contract’s performance to date, current cost trends, and circumstances specific to each study. The original or current cost estimates are reviewed and if necessary the estimates are adjusted and refined to reflect any changes in the anticipated performance under the study. In the normal course of business, we conduct this review each month in all service delivery locations. As the work progresses, original estimates might be deemed incorrect due to, among other things, revisions in the scope of work or patient enrollment rate, and a contract modification might be negotiated with the customer to cover additional costs. If not, we bear the risk of costs exceeding our original estimates. Management assumes that actual costs incurred to date under the contract are a valid basis for estimating future costs. Should management’s assumption of future cost trends fluctuate significantly, future margins could be reduced. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower margins on those projects. Should our actual costs exceed our estimates on fixed price contracts, future margins could be reduced, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate in the future.

Allowance for Doubtful Accounts

      Included in “Accounts receivable and unbilled services, net” on our consolidated balance sheets is an allowance for doubtful accounts. Generally, before we do business with a new client, we perform a credit check. We also review our accounts receivable aging on a monthly basis to determine if any receivables will potentially be uncollectible. The reserve includes the specific uncollectible accounts and an estimate of losses based on historical loss experience. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts is adequate to cover uncollectible balances. However, actual write-offs might exceed the recorded reserve.

Tax Valuation Allowance

      Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance was required for specific foreign loss carryforwards as of December 31, 2003. If these estimates prove inaccurate, a change in the valuation allowance, up or down, could be required in the future.

      Our quarterly and annual effective income tax rate could vary substantially. We operate in several foreign jurisdictions and in each jurisdiction where we estimate pre-tax income, we must also estimate the local effective tax rate. In each jurisdiction where we estimate pre-tax losses, we must evaluate local tax attributes and the likelihood of recovery for foreign loss carryforwards, if any. Changes in currency exchange rates and the factors discussed above result in the consolidated tax rate being subject to significant variations and adjustments during interim and annual periods.

Stock-Based Compensation

      We have a stock-based employee compensation plan. We account for this plan under the recognition and measurement principles of the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations. Under the intrinsic value method, compensation cost is the excess, if any, of the fair market value of the underlying common stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. We have determined that all options granted under our plan had an exercise price equal to or more than the estimated fair market value of the underlying common stock on the date of grant.

      The fair market value of our common stock is determined by our board of directors contemporaneously with the grant of a stock option. At the time of option grants and other stock issuances, our board of directors considered the status of private and public financial markets, valuations of comparable private and public companies, the liquidity of our stock, our existing financial resources, our anticipated capital needs, dilution to common stockholders from anticipated future financings and a general assessment of future business risks, as such conditions existed at the time of the grant. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, different amounts of stock-based compensation could have been reported.

Long-Lived Assets

      We review long-lived asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group might not be recoverable. If indicators of impairment are present, we would evaluate the carrying value of property and equipment in relation to estimates of future undiscounted cash flows. These undiscounted cash flows and fair values are based on judgments and assumptions.

Goodwill and Indefinite-Lived Intangible Assets

      As a result of our acquisitions we have recorded goodwill and other identifiable finite and indefinite-lived acquired intangibles. The identification and valuation of these intangible assets at the time of acquisition require significant management judgment and estimates.

      We test goodwill for impairment on at least an annual basis by comparing the carrying value to the estimated fair value of our reporting unit. We test indefinite lived intangible assets, principally trade names, on at least an annual basis by comparing the fair value of the trade name to our carrying value.

The measure of goodwill impairment, if any, would include additional fair market value measurements, as if the reporting unit was newly acquired. This process is inherently subjective. The use of alternative estimates and assumptions could increase or decrease the estimates of fair value and potentially could result in an impact to our results of operations.

Inflation

      Our long-term contracts, those in excess of one year, generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. As a result, we expect that inflation generally will not have a material adverse effect on our operations or financial condition.

Potential Liability and Insurance

      We attempt to manage our risk of liability for personal injury or death to patients from administration of products under study through measures such as stringent operating procedures, contractual indemnification provisions with clients, and insurance. We monitor our clinical trials in compliance with government regulations and guidelines. We have adopted global standard operating procedures intended to satisfy regulatory requirements in the United States and in many foreign countries and serve as a tool for controlling and enhancing the quality of our clinical trials. We currently maintain professional liability insurance coverage with limits we believe are adequate and appropriate. If our insurance coverage is not adequate to cover actual claims, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition, and operating results could be materially harmed.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

      We are exposed to market risk related to changes in prevailing interest rates. Based on our outstanding debt balance as of September 30, 2004, a hypothetical 1% increase in the applicable interest rate would result in additional annual interest expense of $0.5 million. We expect our new revolving credit facility that we intend to enter into at the same time as or following this offering to bear a variable rate of interest. Historically, we have mitigated our interest rate exposure by executing interest rate collars.

Foreign Exchange Risk

      Since we operate on a global basis, we are exposed to various foreign currency risks. First, our consolidated financial statements are denominated in U.S. dollars, but a significant portion of our revenue is generated in the local currency of our foreign subsidiaries. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary’s financial results into U.S. dollars for purposes of reporting consolidated financial results. The process by which each foreign subsidiary’s financial results are translated into U.S. dollars is as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the stockholders’ equity account, referred to as the cumulative translation adjustment account. This account exists only in the foreign subsidiary’s U.S. dollar balance sheet and is necessary to keep the foreign balance sheet stated in U.S. dollars in balance. To date such cumulative translation adjustments have not been material to our consolidated financial position.

      In addition, two specific risks arise from the nature of the contracts we enter into with our customers, which from time to time are denominated in currencies different than the particular subsidiary’s local currency. These risks are generally applicable only to a portion of the contracts executed by our foreign subsidiaries providing clinical services. The first risk occurs as revenue recognized for services rendered is denominated in a currency different from the currency in which the subsidiary’s expenses are incurred. As a result, the subsidiary’s earnings can be affected by fluctuations in exchange rates.

      The second risk results from the passage of time between the invoicing of customers under these contracts and the ultimate collection of customer payments against such invoices. Because the contract is denominated in a currency other than the subsidiary’s local currency, we recognize a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until payment from the customer is received will result in our receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. This difference is recognized by us as a foreign currency transaction gain or loss, as applicable, and is reported in other expense or income in our consolidated statements of operations. Historically, fluctuations in exchange rates from those in effect at the time contracts were executed have not had a material effect on our consolidated financial results.

BUSINESS

Overview

      We are a leading global contract research organization, or CRO, with approximately 2,500 employees working from 23 offices located in North America, Europe, Africa, South America, Australia, and Asia. CROs assist pharmaceutical and biotechnology companies in developing and taking drug compounds, biologics, and drug delivery devices through appropriate regulatory approval processes. The conduct of clinical trials, in which a product candidate is tested for safety and efficacy, forms a major part of the regulatory approval process. Completing the approval process as efficiently and quickly as possible is a priority for sponsoring pharmaceutical and biotechnology companies because they must receive regulatory approval prior to marketing their products on a global basis. Revenue for CROs is generated on a fee for service basis on either a time and materials or a fixed-price contract arrangement with the client organization.

      We conduct clinical trials globally and are one of a few CROs in the world with the capability to serve the growing need of pharmaceutical and biotechnology companies to conduct complex clinical trials in multiple geographies concurrently. Our qualified and experienced clinical and scientific staff has been delivering clinical drug development services to our customers for over 25 years, and our service offerings now encompass all points of the clinical drug development process. We provide our expertise in several therapeutic areas of strategic interest to our customers. Over the past nine years, PRA has developed this expertise through the execution of 332 oncology trials, 404 central nervous system, or CNS, trials, 187 cardiovascular trials, and 275 respiratory/ allergy trials. We also have 70 M.D.s, 125 Ph.D.s, and 70 PharmDs on staff, which further enhances our clinical trial expertise and knowledge.

      We perform a broad array of services across the spectrum of clinical development programs, from the filing of Investigational New Drug applications, or INDs, and similar foreign regulatory applications, to the conduct of all phases of clinical trials, to product registration and post-marketing studies. Our core global clinical development services include the following:

•	formulating drug development and regulatory strategy plans;

•	executing Phase I clinical trials;

•	performing Phase II through IV multi-center, international clinical trials;

•	developing and analyzing integrated global clinical databases;

•	preparing and submitting regulatory filings around the world; and

•	managing long-term drug safety programs.

      Since 1999, we have conducted over 2,200 clinical trial programs for over 290 clients. We have collaborated with nine of the ten largest pharmaceutical companies and seven of the ten largest biotechnology companies over the last two years in all major therapeutic areas. Moreover, we have preferred vendor relationships with seven of the world’s leading pharmaceutical and biotechnology companies. These preferred vendor relationships allow us to be one of a limited number of CROs that have been pre-qualified by these clients to compete for their outsourced projects. In 2003, we derived approximately 53% of our service revenue from major and emerging biotechnology companies, 37% from large pharmaceutical companies, and 10% from Japanese pharmaceutical companies. We generated service revenue of $247.9 million and EBITDA of $36.0 million in 2003, representing a compounded annual growth rate since 1999 of 33.1% and 56.3%, respectively.

CRO Industry

Overview

      Companies in the global pharmaceutical and biotechnology industries outsource product development services to CROs in order to manage the drug development process more efficiently and cost-effectively and to speed time to market. We and other CROs provide clinical drug development services, including protocol design and management of Phase I through IV clinical trials, data management, laboratory testing, and statistical analysis. Some other CROs also provide preclinical services. CROs provide services that will generate high quality and timely data in support of applications for regulatory approval of new drugs or reformulations of existing drugs as well as to support new and existing marketing claims. To remain competitive, CROs leverage selected information technologies and procedures to efficiently capture, manage, and analyze the large streams of data generated during a clinical trial.

      CROs derive substantially all of their revenue from pharmaceutical and biotechnology companies’ research and development expenditures, which have increased substantially in recent years. Specifically, Frost and Sullivan estimates that research and development expenditures by such companies totaled $58.5 billion in 2003, an increase from $41.1 billion in 2000, representing a compounded annual growth rate of 12.5%. Excluding spending related to administrative functions to support the research and development process, which are not typically outsourced to CROs, estimated research and development expenditures totaled $47.2 billion in 2003, up from $32.6 billion in 2000, representing a 13.2% compounded annual growth rate. Of this amount, approximately $27.4 billion in 2003 was directly related to Phase I through Phase IV clinical trials. Such spending, which excludes expenditures related to pre-clinical activities, increased between 2000 and 2003 at a compounded annual growth rate of 12.5%, and represents the total amount of research and development spending that could potentially be outsourced to PRA or its competitors offering similar services. According to Frost and Sullivan, in 2003 pharmaceutical and biotechnology companies outsourced to CROs approximately $8.4 billion, or 30.7% of their total research and development spending devoted to Phase I through Phase IV clinical trials, and outsourcing of such spending is expected to increase to $18.5 billion by 2010, representing a compounded annual growth rate of 12.1%. We anticipate that the rate of outsourcing will increase due to growing acceptance among drug companies of the benefits of outsourcing and the growing proportion of research and development spending accounted for by biotechnology companies, which tend to outsource a larger portion of their research and development activities to CROs.

Global Drug Approval Process

      Discovering and developing new drugs is an expensive and time-consuming process and is highly regulated and monitored. In May 2003, The Tufts Center for the Study of Drug Development estimated that the total cost to develop a new prescription drug increased from approximately $231 million in 1987 to approximately $897 million in 2000. In addition, it typically takes between 10 and 15 years to develop a new prescription drug and obtain approval to market it in the United States. Regulatory requirements are a significant driver of the costs and time involved in drug development, and are a contributing factor in limiting the number of approved products that reach the market to approximately one in 250 molecules that enter the pre-clinical testing process. Specifically, before a new prescription drug reaches commercialization, it must undergo extensive clinical testing, and eventually regulatory review, in order to verify that the drug is safe and efficacious for its intended use. CROs offer regulatory and scientific support, clinical trials management and expertise, and infrastructure and staffing support, providing the flexibility either to supplement an organization’s in-house research and development capabilities or to deliver a fully outsourced solution throughout the product development cycle.

      U.S. Approval Process. In the United States, applications to market new drug products are submitted to and reviewed by the FDA. The FDA reviews all aspects of the drug development process, including drug toxicity levels and efficacy, protocol design, product labeling and manufacturing, and marketing claims. If and when the FDA has approved a New Drug Application, or NDA, or, in the case of biologics, a Biologic License Application, or BLA, the applicant will be permitted to market and sell the drug. In some instances, post-approval trials are requested to monitor safety and to review efficacy issues.

      EU Approval Process. In the European Union, there are two approval processes, the Centralized Procedure and the Mutual Recognition Procedure. Any application filed under the Centralized Procedure is made with the European Agency for the Evaluation of Medicinal Products, or EMEA, for a marketing authorization that is valid across all EU member states. This procedure is available to all new, or so-called “innovative” medicinal products. It is mandatory for all medicinal products developed by means of certain biotechnological processes, certain medicinal products for veterinary use, and medicinal products containing a new active substance for the treatment of acquired immune deficiency syndrome, cancer, neurodegenerative disorder or diabetes. The marketing authorization must be renewed after five years on the basis of a re-evaluation by the EMEA of the risk-benefit balance. Under the Mutual Recognition Procedure, the applicant must first obtain a marketing authorization by one EU member state. The authorization procedure is governed by that EU member state’s laws and regulations. Subsequent to authorization by a member state, the applicant is permitted to file for approval with the remaining EU member states. Next, within 90 days of the initial approval, each additional member state will either issue objections to the application, or request additional data. By the 90th day, all member states must approve or reject the drug. If the drug is approved, each member state grants the applicant independent marketing agreements, which must be renewed every five years. Periodically, the applicant must submit safety reports to the national health authorities.

      Japan Approval Process. In Japan, applications are filed with the Pharmaceutical and Medical Devices Evaluation Center, or PMDEC. An inspection is done in conjunction with a data reliability survey by a team from the Organization for Pharmaceutical Safety and Research. Afterwards, the evaluation process is passed on to the Central Pharmaceuticals Affairs Council, or CPAC, whose executive committee members issue a report to the PMDEC. After further evaluation a final report is distributed to the Ministry of Health, Labor and Welfare, or MHLW, which makes the final decision on the drug’s outcome. Once the MHLW has approved the application, the applicant may market and sell the drug.

Drug Development Cycle

      Regardless of the region in which approval is being sought, before a new clinical product candidate is ready for submission for approval by regulatory authorities, it must undergo a rigorous clinical trial process. The clinical trial process must be conducted in accordance with regulations promulgated by the FDA or appropriate foreign regulatory body, which require the drug to be tested and studied in certain ways. Human clinical trials seek to establish the safety and efficacy of the drug in humans. In some situations, clients may outsource the entire clinical program, all phases or a combination of phases, to a single CRO to gain efficiencies. The clinical trial process generally consists of the following interrelated phases, which may overlap:

•	Phase I. Phase I trials are conducted in healthy individuals and usually involve 20 to 80 subjects and typically range from six to 12 months. These trials are designed to establish the basic safety, dose tolerance, and metabolism of the clinical product candidate. If the trial establishes basic safety and metabolism of the clinical product candidate, Phase II trials begin.

•	Phase II. Phase II trials are conducted in patients who have the disorder a molecule is designed to treat, typically test 100 to 300 patients, and last on average for 12 to 18 months. Phase II trials are typically designed to identify possible adverse effects and safety risks, to determine the efficacy of the clinical product candidate, and to determine dose tolerance. If the molecule appears safe and effective, Phase III trials begin.

•	Phase III. Phase III trials involve significantly larger and more diverse populations than Phase I and II trials and are conducted at multiple sites. On average, this phase lasts from one to three years. Depending on the size and complexity, Phase III CRO contracts can exceed $10 million in some cases. During this phase, the drug’s safety and effectiveness are further examined and evaluated.

      If the drug passes through Phase III, then an NDA is submitted for approval by the FDA or other appropriate country regulatory agencies. The NDA includes, among other things, the clinical trial data generated and analyzed during the clinical trial process.

•	Post-Approval/ Phase IV. During the course of the review process, various regulatory authorities may approve a drug for marketing and sale, provided that additional clinical trials be conducted. Usually referred to as post-approval or Phase IV trials, these trials may either be for submission of additional data to regulatory authorities or for non-registration purposes, such as additional marketing information. These trials are intended to monitor the drug’s long-term risks and benefits, to analyze different dosage levels, to evaluate different safety and efficacy parameters in target populations, or to substantiate marketing claims. Phase IV trials typically enroll thousands of patients and last from six to 24 months.

CRO Industry Trends

      We believe that the following factors have contributed, and will continue to contribute, to the growth of the CRO industry:

      Globalization of Drug Development. Given their desire to maximize speed and global market penetration to achieve higher potential returns on their research and development expenditures, pharmaceutical and biotechnology companies are increasingly pursuing simultaneous regulatory new drug submissions and approvals in multiple countries, rather than sequentially, as in the past. However, many drug companies do not possess the capability or capacity to simultaneously conduct large-scale clinical trials in more than one country. In addition, building and maintaining internal global infrastructures to pursue multiple drug approvals in different therapeutic categories and locations may not be cost-effective for many pharmaceutical and biotechnology companies. In response to the growing demand for global clinical trials, a few CROs have built a global presence and are able to quickly and efficiently initiate and conduct global clinical studies, and then integrate the information generated.

      Increased Number of Products Entering Development. We believe that pharmaceutical and biotechnology companies will have a burgeoning number of clinical product candidates and combination therapies entering clinical trials, resulting in an increased need to quickly determine the most promising ones. According to the FDA, the number of active commercial INDs has increased from 3,611 in 1999 to 4,544 in 2003, representing an increase of over 25%. We believe that this trend will continue in the future. New research and development in tandem with genomic and proteomic capabilities will see many of these clinical product candidates being tested for multiple indications and in combination with existing treatments. In response, many pharmaceutical and biotechnology companies are enlisting the expertise and flexibility of CROs to expedite and coordinate clinical trials.

      Biotechnology Industry Growth. The biotechnology industry has experienced significant growth over the last few years, primarily driven by technological innovations, product development successes, and recent capital raises. According to Frost and Sullivan, global biotechnology research and development expenditures grew from $7.0 billion in 2000 to $13.3 billion in 2003. We believe that this growth trend in biotechnology research and development expenditures will continue. Many biotechnology companies generally seek to avoid the fixed costs of maintaining an internal drug development infrastructure and lack the resources and clinical development expertise to effectively coordinate large-scale clinical trials. As a result, biotechnology companies tend to outsource significant portions of their research and development spending and we believe this will continue to drive the growth of the CRO industry.

      Many biotechnology companies have raised substantial funds in recent years, and we believe biotechnology companies will devote a large percentage of these funds to drug development. Biotechnology companies have historically tended to seek a large pharmaceutical company partner relatively early in the product development process for additional capital, assistance with late-stage development, and the selling and marketing of the product. Increasingly, however, with greater financial resources, biotechnology companies are better-positioned to advance their drug candidates further in the development process before seeking a partner, thus preserving more or all of the economic returns for themselves.

      Increased Regulatory Scrutiny. Global drug regulators are requiring greater amounts of clinical trial data to support the approval of new drugs. In addition, regulatory agencies are requiring a greater amount of safety and post-approval information and monitoring of drugs. The greater complexity in clinical research, regulatory oversight, and the level of specialization required to conduct tests have contributed to an increase in the average number of clinical trials required per new drug, increasing the uncertainty and cost of bringing a new drug to market. We believe that global pharmaceutical and biotechnology companies that hire CROs to conduct or augment their resources for these complex trials will continue to drive the demand for CRO services.

      Need for Quick, Efficient, and Cost-Effective Drug Development. CROs have the therapeutic expertise and manpower to help drug companies improve and potentially shorten the drug development process by up to six months, thereby lengthening the product’s marketing life within its patent exclusivity period. Furthermore, outsourcing eliminates the pharmaceutical company’s need to invest in information systems, infrastructure, hire development researchers, or ramp up operations, thereby avoiding unnecessary fixed costs. Drug companies are facing pricing pressures due to the increased use of generic drugs, governmental pressures and greater overall price competition for branded drugs. As a result, pharmaceutical companies wish to introduce new drugs as quickly and efficiently as possible, since new drugs typically generate the highest return. For example, a blockbuster pharmaceutical product ($1 billion or more in annual revenues) can produce $2.7 million or more per day in revenues. Since these products enjoy market exclusivity from the date of patent, not the date of first sale, accelerating time to market is critical, as each additional day of sales results in incremental revenue to the pharmaceutical company.

Our Competitive Strengths

      Global Leadership Position. We are a leading clinical research organization. We have significant global reach with resources and knowledge that enable us to seamlessly conduct trials on six continents concurrently. Our global scale enables us to select locations that produce more cost-effective and efficient clinical drug development. In addition, our global platform facilitates access to strategic locations and timely patient recruitment for complex clinical trials, which tends to be one of the most significant challenges for our clients during the clinical trials process. We have grown our business outside the United States into regions with significant patient availability for clinical trials, which has contributed to an increase in the number of global projects, or projects where services are rendered on two or more continents, awarded to us from four projects in 2000 to 37 in 2003.

      Therapeutic Expertise and Scientific Depth. Our breadth of experience allows us to offer drug development services, vendor management, and patient recruitment access across a broad spectrum of therapeutic indications. We have particularly strong development expertise in therapeutic areas that are key priorities for research and development investment among biotechnology and pharmaceutical companies. In addition, we have significant relationships with therapeutic experts, key opinion leaders, and proven investigators to facilitate timely access to patients in the most important research and development markets worldwide. We believe that we are a world leader in oncology, CNS, cardiovascular, and respiratory/ allergy product development, which are all therapeutic areas requiring significant scientific expertise and which collectively accounted for 72.8% of all global research and development spending by pharmaceutical and biotechnology companies in 2003, according to Frost and Sullivan. We have an experienced team of clinical and scientific experts who work with our clients to deliver expertise at all points of the clinical drug development process.

      Attractive Customer Base. Our service offerings appeal to both biotechnology and pharmaceutical companies. We have collaborated with nine of the ten largest pharmaceutical companies and seven of the ten largest biotechnology companies over the last two years in all major therapeutic areas. We have a particular strength in the expanding biotechnology industry, which constituted over 53% of our service revenue in 2003. Advances in proteomics and genomics and access to capital have driven growth in the biotechnology industry generally. We believe that biotechnology industry research and development spending is growing at a faster rate than research and development spending by the pharmaceutical industry. We currently provide services to an active customer base of over 220 clients, and no single project accounted for more than 3% of service revenue in 2003. We have established preferred vendor relationships with seven of the world’s leading pharmaceutical and biotechnology companies, giving us the ability to compete for a significant portion of the universe of available global clinical development projects.

      Proven and Incentivized Management Team and Workforce. We are led by our experienced management team with an average tenure of over 10 years with us or our acquired companies. This team has been responsible for building our global platform and maintaining strong client relationships, leading to service revenue of $247.9 million and EBITDA of $36.0 million in 2003, representing compounded annual growth rates of approximately 33.1% and 56.3%, respectively, since 1999.

      We have assembled an experienced and qualified staff. Approximately 25% of our workforce has at least a master’s degree, including 70 M.D.s, 125 Ph.D.s, and 70 PharmDs worldwide. We believe our employees are well-regarded in the drug development industry for scientific expertise and their experience managing many complex drug studies, and are therefore sought out by clients seeking to benefit from our drug development experience. We are dedicated to strengthening our workforce by offering comprehensive training and an attractive work environment, with the goal of being known as the employer of choice within the CRO industry. We have broad employee ownership, with over 100 employees owning approximately 23% of our shares outstanding on a fully diluted basis following this offering, which provides these individuals with the incentive to continue building our business.

Our Strategy

      We intend to continue building PRA into the best clinical development organization in the world by expanding our therapeutic expertise, leveraging our global infrastructure, strengthening our service offerings and geographic reach, and pursuing a disciplined acquisition strategy. The key components of our strategy are to:

      Continue to Leverage and Build Our Expertise in Key Therapeutic Areas. We believe that our extensive therapeutic expertise is critical to our customers and for the proper design and management of all clinical phases of drug development. We intend to continue capitalizing on our market positions in our existing therapeutic categories. We have established a therapeutic business development initiative that is focused on identifying early clinical product candidates in our core therapeutic competencies. We believe that oncology, CNS, cardiovascular, and respiratory/ allergy, which according to a report in R&D Directions (October 2003) together represented approximately 58% of all drug candidates being developed by pharmaceutical and biotechnology companies, will be significant drivers of our growth. Furthermore, we plan to continue to expand our depth of therapeutic expertise in other attractive therapeutic areas, such as endocrine and gastrointestinal disorders. We expect these expanded therapeutic capabilities to enhance our future growth.

      Leverage Our Infrastructure to Improve Operational Efficiencies. We have made significant investments and corporate acquisitions over the past eight years to enhance our global infrastructure and product offerings. Past investments include recruiting and training qualified professionals, developing a worldwide network of offices, and building an integrated information technology platform. We believe that these investments will enable the company to improve patient recruitment, improve efficiency of global clinical trial data collection, and speed regulatory submissions for customers, resulting in improved project margins and overall profits. We plan to continue to enhance our information technology platform to maintain our competitiveness and our adaptable and flexible business support environment. We also plan to make additional investments and staff training commitments in our proprietary quality management system, called PRA Management System, or PRAMS, in order to obtain International Standards Organization (ISO 9001) certification in the first half of 2005. We believe ISO 9001 certification will assist us in obtaining more global projects and measuring output and customer satisfaction. PRAMS reinforces Project Assurance, our company-wide commitment to consistently achieving customer requirements every time, at every location.

      Expand the Breadth and Depth of Our Service Offering. We plan to build upon our existing prominence in Phase II and Phase III clinical trials to further grow market share and geographic reach.

We intend to expand our global regulatory and drug safety capabilities, which are particularly important to our current and potential pharmaceutical and biotechnology clients. In addition, we intend to enhance our existing service offering in Phase I and Phase IV clinical trials, which are among the fastest growing segments of the CRO industry, according to Frost and Sullivan. Strategic initiatives we are considering include a first-in-man intensive care Phase I unit and an expansion of our current safety and medical affairs offerings with the development of patient registries and expanded post approval monitoring. Over the longer-term, our initiatives may include clinical laboratory and small run manufacturing services. We expect electronic data capture, or EDC, capabilities to be of increasing importance to our customers, and we are actively augmenting our EDC capabilities to remain at the forefront of this emerging service area. Finally, we have made a minority investment in Pharma eMarket, LLC, which does business as Monitor for Hire, providing experienced monitors directly to pharmaceutical companies. We are reviewing this line of business as a candidate for expansion.

      Augment Our Geographic Reach in South America and Asia. We intend to replicate the success we have achieved in North America, Europe, and existing Southern Hemisphere locations to further expand in South America and in Asia. We have expanded into Argentina to complement our existing office in Brazil, and have recently opened an office in Asia. Both South America and Asia represent significant growth opportunities for us due to their large population bases and developing clinical scientific infrastructures. We plan to continue expanding our capabilities in these regions to bolster our global development service offerings. We believe this will enhance the attractiveness of our service offerings to our existing clients and potential new clients. It also positions us to continue to meet the growing demand for simultaneous global clinical trial services.

      Continue to Pursue a Disciplined Acquisition Strategy. We have demonstrated skill in identifying, acquiring, and integrating high quality strategic acquisitions. Since 1997, we have successfully integrated seven acquisitions, including two purchased out of bankruptcy, which have expanded our geographic reach and therapeutic capabilities. We have developed a well-refined integration process to ensure a consistent and streamlined assimilation of the staff and expertise of the acquired company. We formulate a detailed integration plan during the diligence process so that we may promptly migrate the acquired operations onto our management system and operating environment to rapidly capture efficiencies and other synergies. This approach allows us to rapidly capture synergies and other efficiencies related to the acquisition. For example, in June 2002 we acquired CroMedica International Inc., and within 100 days of the closing, the company was fully integrated and right-sized. We expect to opportunistically pursue acquisitions that broaden our drug development platform, geographic reach, and therapeutic capabilities, which will further differentiate us from our competition.

Description of Service Offerings

      In connection with clinical trials management services, we offer a broad array of services that encompass the entire spectrum of clinical development, from filing of INDs and similar regulatory applications to the conduct of all phases of clinical trials, to product registrations and post-marketing studies on a global basis. We provide many back office services to clients as well, including processing the payments of investigators and patients. We also collaborate with third-party vendors for services such as imaging and analytical lab services. Our core services include:

Clinical Trials Management Services

      Clinical trials management services encompass the design, management, and implementation of study protocols, which are the critical building blocks of product development programs. We have extensive resources and expertise to design and conduct studies on a global basis, develop integrated global product databases, collect and analyze the data, and prepare and submit regulatory submissions in the United

States, Europe, and the rest of the world. A typical full-scale program or project may involve the following components:

•	clinical program review and consultation;

•	protocol and case report form, or CRF, design;

•	feasibility studies for investigator interest and patient availability;

•	project management;

•	investigator site selection and qualification;

•	investigational site support and clinical monitoring;

•	data management;

•	analysis and reporting;

•	investigator handbook and meetings;

•	medical and scientific publications; and

•	regulatory filings.

      Clinical trials management services, used by our pharmaceutical and biotechnology customers, may be performed exclusively by us or in collaboration with the client’s internal staff or other CROs. With our broad clinical trial management capabilities, we conduct single site studies (Phase I), multi-site domestic studies, and global studies on multiple continents. Through our electronic trial master file, we can create, collect, store, edit, and retrieve any electronic document in any of our office locations worldwide, allowing seamless transfer of work to a more efficient locale.

      We have significant clinical trials experience in the following therapeutic areas:

Therapeutic Areas:	Specific Areas of Expertise:

Analgesic	Acute and chronic pain
Cardiovascular disease	Hypertension, angina pectoris, stroke, peripheral arterial disease
Central nervous system	Alzheimer’s and other dementias, movement disorders, schizophrenia, depression, epilepsy, chronic pain, anxiety, obsessive-compulsive disorders, panic disorders, insomnia, multiple sclerosis
Critical care	ARDS (acute respiratory distress syndrome)
Dermatology	Wound healing, acne, hair loss, psoriasis
Gastronenterology	Duodenal ulcer, gastric ulcer, gastro-esophogeal reflux disease, H.pylori, nonsteroidal anti-inflammatory drug-induced ulcers, inflammatory bowel disease, irritable bowel disease, Crohn’s disease
Genitourinary	Incontinence, sexual dysfunction
HIV/AIDS	Primary disease and treatment/prophylaxis of opportunistic infections
Infectious disease	Pneumonia, sinusitis, chronic bronchitis, childhood and adult vaccines
Metabolic/Endocrine disease	Diabetes, growth hormone
Oncology	Pancreatic, colorectal, breast, renal cell, lung, other cancers
Respiratory/ Allergy/ Pulmonary	Asthma, allergic rhinitis
Rheumatology	Rheumatoid arthritis, osteoarthritis, lupus
Urology	Sexual dysfunction, urinary incontinence, overactive bladder
Virology	Herpes simplex, chronic hepatitis B, chronic hepatitis C, genital herpes, respiratory syncytial virus, influenza
Women’s health	Osteoporosis, hormone replacement therapy

Global Scientific and Medical Affairs

      Our global scientific and medical affairs group provides three sets of related services: Global Product Development Services, which focus on the design and implementation of product development programs; Global Medical and Safety Services, which deal with safety-related issues arising in the drug development and marketing processes; and Global Regulatory Affairs, which assist clients in dealing with regulatory requirements around the world. These services are almost always provided in concert with our clinical trials management services.

      Global Product Development Services. Our global product development services team assists our customers with the design and implementation of entire product development programs. Our current and potential customers increasingly seek partners who can provide these capabilities. Our accomplished drug development group provides both external and internal customers with opinion-leader level therapeutic expertise in the design and implementation of high-quality product development programs and helps clients achieve key development milestones in a cost-effective manner. Our global product development services are generally used by emerging biotechnology companies that lack clinical development infrastructure, Japanese pharmaceutical companies pursuing registration in Europe and the United States and larger pharmaceutical companies exploring new therapeutic areas. Senior scientific, clinical, and marketing experts from our global product development services team join our project teams to perform the following services:

•	assess pre-clinical and clinical data, products, and programs;

•	analyze markets and competition;

•	prepare clinical and regulatory approval strategy plans;

•	design clinical studies or programs;

•	assist in the preparation of a business plan to obtain funding and recommend funding sources;

•	identify and form high-level advisory boards;

•	provide high-level consultation on specific scientific and clinical issues; and

•	provide program planning, management, and oversight from IND application submission to product registration and launch.

      Global Medical and Safety Services. Our global medical and safety services group provides complete safety services, including processing of individual reports on adverse events from clinical trials and adverse drug reactions for marketed products, preparation of individual reports for expedited submission to health authorities, maintenance of global safety databases, generation of annual safety updates and periodic safety update reports in Council for International Organizations of Medical Services II format, preparation of integrated summaries of safety, design and conduct of pharmaco-epidemiological studies, and consultation. The group includes physicians, epidemiologists, pharmacists, statisticians, clinical programmers, clinical data specialists, and research nurses with many years of experience in drug safety management.

      Our global medical and safety services capabilities include:

•	reporting of serious adverse events in clinical trials;

•	processing and reporting of adverse drug reactions for marketed products;

•	periodic safety update reports;

•	safety and pharmaco-epidemiological studies;

•	global database access and integrated safety summaries; and

•	consulting and system analysis.

      Global Regulatory Affairs. Our global regulatory affairs group provides skilled interpretation and consultation on the complex and evolving regulatory requirements affecting drug development around the world. Though there has been a greater amount of harmonization of global regulatory requirements, many countries still have specific requirements and restrictions, and many regulatory authorities are requesting greater amounts of information. Our global regulatory affairs staff greatly enhances our clients’ ability to submit regulatory documents in a time-efficient manner in multiple locations and markets. Our global regulatory affairs team provides the following services:

•	guidance on product submission and registration requirements;

•	client updates on legislative changes;

•	expeditious regulatory review;

•	timely clinical trial start-up; and

•	electronic regulatory submissions.

      Regulatory agencies are rapidly moving toward requiring submissions in an electronic format and are currently requesting at least partial electronic submissions. Electronic submissions allow regulatory agencies to rapidly and efficiently search and navigate through submissions, thus facilitating and potentially shortening the time of approval. We have substantial experience with CoreDossier, the industry standard electronic system that enables the assembly, management, and publication of the complex documents that comprise the regulatory submission, which we believe provides us with a strategic advantage.

      Although guidelines for electronic submissions have not yet been finalized for regulatory agencies in Europe, the EMEA does accept and strongly encourages the Market Authorization Application in electronic format in addition to the submission of printed copies of Part I of the dossier.

      Our technical publishing group has the regulatory expertise to provide our clients with electronic regulatory submissions that are fully compliant with current FDA or other regulatory agency guidelines. This group oversees the compilation of submission components, publishes the submission, and reviews the final product for content and formatting accuracy and consistency.

Clinical Pharmacology Center (Phase I)

      Our clinical pharmacology center is a fully integrated 50-bed facility in Lenexa, Kansas. We conduct a wide range of Phase I and early Phase II trials including first-in-man, rising dose tolerance, metabolic rate, dose response, bioequivalence, bioavailability, and drug-drug interaction. We have conducted over 250 studies to date and have a database of over 30,000 subjects. Our clinical pharmacology center maintains a dedicated professional staff of PharmDs, physicians, RNs, LPNs, medical assistants, and paramedics. We have an independent Institutional Review Board, or IRB, a Quality Assurance, or QA, group and a dedicated participant recruiting department that supports the clinical pharmacology center.

Project Assurance

      We have a differentiated approach to service delivery termed “Project Assurance,” our company-wide commitment to consistently achieving customer requirements every time, at every location. Every aspect of our business is dedicated to the reliability and successful delivery of each customer project and timetable. The key component of this approach is called the PRA Management System, or PRAMS, our quality management system. PRAMS promotes the reliable delivery of services to customers through a uniform project management methodology which utilizes standardized global processes that are monitored by a defined set of performance metrics.

      We have made significant investments in information technology resulting in a platform that facilitates seamless global communication and project coordination. This single information technology platform serves our entire organization. This, combined with our standardized procedures, allows our project teams across the world to provide our clients with a consistent approach and results, no matter which team or location performs the work. In addition, our standardized information technology platform assists us in rapidly integrating acquisitions. As technology is an increasingly important selection criterion for our clients, we have invested in and integrated both proprietary and commercially-available information technologies that allow us to expedite and improve our bidding for client projects, capture and share clinical trials data electronically, and make electronic regulatory submissions. We continually review the system development life cycle of every major technology component of our internal and external business services in an effort to maintain our efficiencies and competitive advantage.

      Examples of these technology investments include:

•	PRA Estimator. PRA Estimator is our proprietary comprehensive bid development tool which analyzes every customer specification and request along with therapeutic and patient recruitment requirements, using a set of complex algorithms to develop a number of comprehensive bid response scenarios.

•	Electronic Trial Master File, or E-TMF. E-TMF is a company-wide document management system that enables all documents to be scanned, indexed, and warehoused electronically. The system, which is built on a Documentum platform, allows access to documents by any authorized user in any of our offices. We believe the benefits of this system include enhanced global project coordination, work-sharing across locations, increased document accountability and tracking ability, increased security of documents, return of all clinical trial study documents to clients in electronic form, and facilitation of electronic regulatory submissions.

•	Electronic Regulatory Submissions. Our electronic regulatory submissions capability is based on CoreDossier, an industry-accepted software system. This system allows documents to be created, indexed, and cross-referenced electronically for ease of editing while in production and for ease of review by the appropriate regulatory authorities. Electronic submissions can be used at the IND and the NDA submission stages.

•	PRA Clinical Data Manager® and Oracle Clinical. We offer two state-of-the-art data management systems which we believe provide added flexibility and ease of data transfer for our clients and ultimately timely submissions to the appropriate regulatory authority.

•	Electronic Data Capture, or EDC. We believe electronic data capture, which involves direct entry of clinical trials data by investigational sites, is gaining acceptance by clients worldwide. EDC permits more rapid data acquisition and locking of final databases. We believe that many pharmaceutical and biotechnology companies will use EDC for their trials at some point in the near future. EDC technology continues to advance and standards are constantly being upgraded. Therefore, we have chosen to work with a number of third party providers and client specifications for electronic data capture in the field. We have seamless integration software for data transfer to our two primary data management systems previously mentioned. We have facilitated EDC for approximately 40 clinical trials at roughly 1,900 investigational sites involving 17,000 patients.

Customers and Suppliers

      Our customers include international pharmaceutical and biotechnology companies in the United States, Europe, and Japan. We have collaborated with nine of the ten largest pharmaceutical companies and seven of the ten largest biotechnology companies over the last two years in all major therapeutic areas. We have established preferred vendor relationships with seven of the world’s leading pharmaceutical companies. In 2003, we derived approximately 53% of our service revenue from major and emerging biotechnology companies, 37% from large pharmaceutical companies, and 10% from Japanese pharmaceutical companies. In 2003, Novartis and Amgen accounted for 11.6% and 10.1% of our service revenue, respectively. While these percentages represent our revenue generated from each company, both Novartis and Amgen consist of multiple operating groups that conduct business with us. No single project accounted for more than 3% of our service revenue in 2003.

      We utilize a number of suppliers in our business. In 2003, no individual supplier was paid more than 2.4% of service revenue. In addition, our top 25 suppliers together received payments during 2003 of approximately 16.1% of service revenue. We believe that we will continue to be able to meet our current and future supply needs.

Sales and Marketing

      Our sales process is team-oriented and involves operations and global scientific and medical affairs teams who contribute their knowledge to project implementation strategies presented in customer proposals. We have a dedicated global sales force consisting of 30 individuals. Our sales force also works closely with the teams to build long-term relationships with pharmaceutical and biotechnology companies. Our therapeutic business development group supports the sales effort by developing robust service offerings in its core therapeutic areas, including relationships with key clinical opinion leaders, global investigator networks, and best-in-class vendors. Members of senior management are actively involved with every client in order to facilitate resource allocation, project delivery fulfillment, and scientific regulatory review to ensure customer retention and to encourage repeat business. We rely heavily on our past project performance and therapeutic expertise in winning new business.

      Our proposals are bid centrally, either in North America or Europe, using our most seasoned managers from operations to spearhead proposal development on a full-time basis. Our practice of not bidding on projects that we are unprepared to deliver on schedule has helped us earn a reputation among pharmaceutical and biotechnology companies for honesty and integrity. Our approach to proposal development, led by our seasoned proposal developers and our knowledgeable drug development experts, allows us to submit value-added proposals that address customer requirements in a creative and tailored manner. Proposal teams often conduct research on competing drugs and feasibility studies among potential investigators to assess their interest and patient availability for realistic proposals and presentations. PRA Estimator, our proprietary, comprehensive bid-development tool, allows for rapid and accurate budget creation, which forms the initial basis upon which we manage project budgets subsequent to the award of work. In 2003, we had $317 million in new business awards, which included 37 global contracts.

Competition

      The CRO industry consists of a number of small, limited-service providers, several dozen medium-sized firms, and several full-service CROs with international capabilities. The industry continues to experience consolidation and, in recent years, a group of large, full-service competitors has emerged. This trend of industry consolidation appears to have created greater competition for clients and acquisition candidates among the larger CROs.

      We compete primarily with traditional CROs, in-house research and development departments of pharmaceutical companies, universities, and teaching hospitals. Our principal traditional CRO competitors are Covance Inc., ICON plc, Kendle International Inc., PAREXEL International Corporation, Pharmaceutical Product Development, Inc., and Quintiles Transnational Corp. The industry has few barriers to entry. Newer, smaller entities with specialty focuses, such as those aligned to a specific disease or therapeutic area, compete aggressively against larger companies for clients. Increased competition might lead to price and other forms of competition that could harm our operating results.

      CROs compete on the basis of a number of factors, including reliability, past performance, expertise and experience in specific therapeutic areas, scope of service offerings, strengths in various geographic markets, technological capabilities, ability to manage large-scale clinical trials both domestically and internationally, and price. Although there can be no assurance that we will continue to do so, we believe that we compete favorably in these areas. If in the future we are unable to effectively compete in these areas, we could lose business to our competitors which could harm our operating results.

      Despite the recent consolidation, the CRO industry remains fragmented, with several hundred smaller, limited-service providers and a small number of full-service companies with global capabilities. Although there are few barriers to entry for smaller, limited-service providers, we believe there are significant barriers to becoming a global provider offering a broad range of services and products. These barriers include:

•	the cost and experience necessary to develop broad therapeutic expertise;

•	the ability to manage large, complex clinical trials;

•	the ability to deliver high-quality services consistently for large drug development projects;

•	the experience to prepare regulatory submissions throughout the world; and

•	the infrastructure and knowledge to respond to the global needs of clients.

      We believe that many clients tend to develop preferred vendor relationships with full-service CROs, which could have the effect of excluding other CROs from the bidding process. We may experience reduced access to certain potential clients due to these arrangements. In addition, some of our competitors are able to offer greater pricing flexibility, which could cause us to lose business to those competitors and could harm our operating results.

Backlog

      Our studies and projects are performed over varying durations, ranging from several months to several years. We maintain a contract backlog to track anticipated service revenue from projects that either have not started, but are anticipated to begin in the near future, or are in process and have not been completed. We recognize a new business award in backlog only when we receive written or electronic correspondence from the client evidencing a firm commitment. Cancelled contracts are removed from backlog. Based upon the foregoing, our backlog at September 30, 2004 was approximately $376 million.

      We believe our backlog as of any date is not necessarily a meaningful indicator of our future results for a variety of reasons. First, studies vary in duration. For instance, some studies that are included in 2003 backlog may be completed in 2004, while others may be completed in later years. Second, the scope of studies may change, which may either increase or decrease the amount of backlog. Third, studies included in backlog may be subject to bonus or penalty payments, although such studies do not constitute a material portion of our business. Fourth, studies may be terminated or delayed at any time by the client or regulatory authorities. Delayed contracts remain in our backlog until a determination of whether to continue, modify or cancel the study has been made.

Intellectual Property

      We do not own any patent registrations, applications, or licenses. We maintain and protect trade secrets, know-how and other proprietary information regarding many of our business processes and related systems. We also hold various federal trademark registrations and pending applications, including:

•	PRA® (including a design);

•	PRA International®;

•	PRA Clinical Data Manager®;

•	PRA E-TMF®; and

•	Project AssuranceSM (application pending).

Government Regulation

      In the United States, the FDA governs the conduct of clinical trials of drug products in human subjects, the form and content of regulatory applications, including, but not limited to, IND applications for human clinical testing and the development, approval, manufacture, safety, labeling, storage, record keeping, and marketing of drug products. The FDA has similar authority and similar requirements with respect to the clinical testing of biological products. In the European Union, similar laws and regulations apply, which may slightly vary from one member state to another and are enforced by the EMEA or respective national member states’ authorities, depending on the case.

      Governmental regulation directly affects our business. Increased regulation leads to more complex clinical trials and an increase in potential business for us. Conversely, a relaxation in the scope of regulatory requirements, such as the introduction of simplified marketing applications for pharmaceutical and biological products, could decrease the business opportunities available to us.

      In the United States, we must perform our clinical drug and biologic services in compliance with applicable laws, rules and regulations, including the FDA’s good clinical practice, or GCP, regulations, which govern, among other things, the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials. Before a human clinical trial may begin, the manufacturer or sponsor of the clinical product candidate must file an IND with the FDA, which contains, among other things, the results of preclinical tests, manufacturer information, and other analytical data. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Each clinical trial must be conducted pursuant to, and in accordance with, an effective IND. In addition, under GCP, each human clinical trial we conduct is subject to the oversight of an institutional review board, or IRB, which is an independent committee that has the regulatory authority to review, approve and monitor a clinical trial for which the IRB has responsibility. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the study subjects are being exposed to an unacceptable health risk. In the European Union, we must perform our clinical drug services in compliance with essentially similar laws and regulations.

      In order to comply with GCP regulations, we must, among other things:

•	comply with specific requirements governing the selection of qualified investigators;

•	obtain specific written commitments from the investigators;

•	obtain IRB review and approval of the clinical trial;

•	verify that appropriate patient informed consent is obtained before the patient participates in a clinical trial;

•	ensure adverse drug reactions resulting from the administration of a drug or biologic during a clinical trial are medically evaluated and reported in a timely manner;

•	monitor the validity and accuracy of data;

•	verify drug or device accountability;

•	instruct investigators and studies staff to maintain records and reports; and

•	permit appropriate governmental authorities access to data for their review.

      We must also maintain reports in compliance with applicable regulatory requirements for each study for specified periods for auditing by the client and by the FDA or similar regulatory authorities in other parts of the world.

      A failure to comply with applicable regulations relating to the conduct of clinical trials or the preparation of marketing applications could lead to a variety of sanctions. For example, violations of the GCP regulations could result, depending on the nature of the violation and the type of product involved, in the issuance of a warning letter, suspension or termination of a clinical study, refusal of the FDA to approve clinical trial or marketing applications or withdrawal of such applications, injunction, seizure of investigational products, civil penalties, criminal prosecutions, or debarment from assisting in the submission of new drug applications.

      We monitor our clinical trials to test for compliance with applicable laws and regulations in the United States and the foreign jurisdictions in which we operate. We have adopted standard operating procedures that are designed to satisfy regulatory requirements and serve as a mechanism for controlling and enhancing the quality of our clinical trials. In the United States, our procedures were developed to ensure compliance with the FDA’s GCP regulations and associated guidelines. Within Europe, all work is carried out in accordance with the European Community Note for Guidance, “Good Clinical Practice for Trials on Medicinal Products in the European Community.” In order to facilitate international clinical trials, we have implemented common standard operating procedures across all of our regions to assure consistency whenever it is feasible and appropriate to do so.

      The Standards for Privacy of Individually Identifiable Health Information, or the Privacy Rule, issued under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, restrict the use and disclosure of certain protected health information, or PHI. Under the Privacy Rule, “covered entities” may not use or disclose PHI without the authorization of the individual who is the subject of the PHI, unless such use or disclosure is specifically permitted by the Privacy Rule or required by law.

      We are not a covered entity under the HIPAA Privacy Rule. However, in connection with our research activities, we do receive PHI from covered entities subject to HIPAA. In order for those covered entities to disclose PHI to us, the covered entity must obtain an authorization meeting Privacy Rule requirements from the research subject, or make such disclosure pursuant to an exception to the Privacy Rule’s authorization requirement. As part of our research activities, we require covered entities that perform research activities on our behalf to comply with HIPAA, including the Privacy Rule’s authorization requirement.

      In Europe, EC Directive 95/46, or the Directive, is intended to protect the personal data of individuals by, among other things, imposing restrictions on the manner in which personal data can be collected, transferred, processed, and disclosed and the purposes for which personal data can be used. National laws and regulations implementing the Directive or dealing with personal data include provisions which, in certain EU member states, are more stringent than the Directive’s mandates and/or cover areas that do not fall within the scope of the Directive. While we strive to comply with all privacy laws potentially applicable to our operations in Europe, we cannot guarantee that our business complies with all these laws, which vary in scope and complexity, in the multiple jurisdictions in which we operate.

      We maintain a registration with the Drug Enforcement Agency, or DEA, that enables us to use controlled substances in connection with our research services. Controlled substances are those drugs and drug products that appear on one of five schedules promulgated and administered by the DEA under the Controlled Substances Act, or CSA. The CSA governs, among other things, the distribution, recordkeeping, handling, security, and disposal of controlled substances. Our DEA license authorizes us to receive, conduct testing on, and distribute controlled substances in Schedules II through V. A failure to comply with the DEA’s regulations governing these activities could lead to a variety of sanctions, including the revocation or the denial of a renewal of our DEA registration, injunctions, or civil or criminal penalties.

Employees

      As of September 30, 2004, we had approximately 2,500 employees, of which 55% were in the United States, 30% were in Europe, 10% were in Canada, and 5% were in Australia, Africa, South America, and Asia. Approximately 25% of our workforce has at least a master’s degree, including 70 M.D.s, 125 Ph.D.s, and 70 PharmDs worldwide. None of our employees is represented by a labor union. We believe that our employee relations are satisfactory. We have entered into employment agreements with each of our named executive officers. See “Management— Employment Agreements.”

Liability and Insurance

      We may be liable to our clients for any failure to conduct their studies properly according to the agreed-upon protocol and contract. If we fail to conduct a study properly in accordance with the agreed-upon procedures, we may have to repeat a study or a particular portion of the services at our expense, reimburse the client for the cost of the services and pay additional damages.

      At our Phase I clinic, we study the effects of drugs on healthy volunteers. In addition, in our clinical business we, on behalf of our clients, contract with physicians who render professional services, including the administration of the substance being tested, to participants in clinical trials, many of whom are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in a trial. As a result, we could be held liable for bodily injury, death, pain and suffering, loss of consortium, or other personal injury claims and medical expenses arising from a clinical trial. In addition, we sometimes engage the services of vendors necessary for the conduct of a clinical trial, such as laboratories or medical diagnostic specialists. Because these vendors are engaged as subcontractors, we are responsible for their performance, and may be held liable for damages if the subcontractors fail to perform in the manner specified in their contract.

      To reduce our potential liability, informed consent is required from each volunteer and we obtain indemnity provisions in our contracts with clients. These indemnities generally do not, however, protect us against certain of our own actions such as those involving negligence or misconduct. Our business, financial condition and operating results could be harmed if we were required to pay damages or incur defense costs in connection with a claim that is not indemnified, that is outside the scope of an indemnity or where the indemnity, although applicable, is not honored in accordance with its terms.

      We maintain errors and omissions professional liability insurance in amounts we believe to be appropriate. This insurance provides coverage for vicarious liability due to negligence of the investigators who contract with us, as well as claims by our clients that a clinical trial was compromised due to an error or omission by us. If our insurance coverage is not adequate, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition, and operating results could be materially harmed.

Environmental Regulation and Liability

      We are subject to various laws and regulations relating to the protection of the environment and human health and safety in all of the countries in which we do business, including laws and regulations governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. Our operations include the use, generation, and disposal of hazardous materials and highly regulated medical wastes. We may, in the future, incur liability under environmental statutes and regulations for contamination of sites we own or operate (including contamination caused by prior owners or operators of such sites), the off-site disposal of hazardous substances, and for personal injuries or property damage arising from exposure to hazardous materials from our operations. We believe that we have been and are in substantial compliance with all applicable environmental laws and regulations and that we currently have no liabilities under such environmental requirements that could reasonably be expected to harm our business, results of operations, or financial condition.

Properties

      We lease a facility for our corporate headquarters in Northern Virginia, just outside of Washington, D.C. We also lease other offices in North America, Europe, Africa, South America, Australia, and Asia. In 2003, our total rental expense for our facilities and offices was approximately $10.8 million. We do not own any real estate. We believe that our properties, taken as a whole, are in good operating condition and are suitable for our business operations.

Legal Proceedings

      We are involved in an arbitration proceeding instituted in August 2003 against Cell Therapeutics, Inc. (formerly Novuspharma S.p.A.) before the International Chamber of Commerce, International Court of Arbitration. This proceeding relates to the performance of clinical trial services under an agreement with Cell Therapeutics. We are seeking payment of approximately $0.7 million for unpaid services and expenses. Cell Therapeutics has counterclaimed, claiming vexatious litigation and seeking $3.8 million for refunds of prior payments, $4.6 million for lost investments, approximately $20.3 million for expenses incurred, and unspecified damages for loss of commercial reputation and profits. We believe these counterclaims are without merit and are vigorously contesting them. In July 2004, the International Court of Arbitration conducted a hearing on this matter in Geneva, Switzerland, and a ruling is expected in early 2005.

      We are also currently involved, as we are from time to time, in legal proceedings that arise in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no other litigation pending that could materially harm our results of operations and financial condition.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth information concerning our directors and executive officers:

Name	Age	Position

Patrick K. Donnelly	46	President, Chief Executive Officer, and Director
David W. Dockhorn	43	Executive Vice President of Global Clinical Operations
Erich Mohr	49	Executive Vice President and Chief Scientific Officer
James C. Powers	53	Executive Vice President of Worldwide Business Development and Secretary
J. Matthew Bond	43	Senior Vice President, Chief Financial Officer, Assistant Treasurer, and Assistant Secretary
Ken Newport	39	Senior Vice President of Worldwide Business Development
Monika Pietrek	48	Senior Vice President of Global Medical and Safety Services
Bruce A. Teplitzky	48	Senior Vice President of Worldwide Therapeutic Business Development
William M. (Bucky) Walsh, III	46	Senior Vice President of Business Services and Strategic Programs
Jean-Pierre L. Conte	41	Chairman
Melvin D. Booth	59	Director
Robert E. Conway	50	Director
Robert J. Weltman	39	Director

Patrick K. Donnelly, President, Chief Executive Officer, and Director

      Patrick K. Donnelly joined us in 1994, serving first as an outside board member and then as executive vice president and chief financial officer in 1996. In 2001, Mr. Donnelly was named PRA’s president and chief operating officer, and subsequently, chief executive officer in 2002. Before joining PRA, Mr. Donnelly was president of Virginia Capital L.P. and Vedcorp, LLC, two affiliated venture capital firms located in Richmond, Virginia. Mr. Donnelly also spent eight years with BancBoston Capital. Mr. Donnelly received his M.B.A. from Pennsylvania State University in 1984 and received his B.A. from the University of Missouri in 1980.

David W. Dockhorn, Ph.D., Executive Vice President of Global Clinical Operations

      David W. Dockhorn, Ph.D., was named executive vice president of global clinical operations in 2003. He joined PRA in 1997 as the vice president of operations and regional director of the Lenexa, Kansas operations and in 2001 was named senior vice president of clinical trials services of North American clinical operations for PRA. Prior to that, he served as senior vice president for the Lenexa, Kansas regional office and San Diego, California operations. Previously, he worked for International Medical Technical Consultants, Inc., or IMTCI, a CRO which was acquired by PRA in 1997. Dr. Dockhorn received his Ph.D. in neuroscience from Texas Tech University.

Erich Mohr, Ph.D., Executive Vice President and Chief Scientific Officer

      Erich Mohr, Ph.D., RPsych, joined PRA in 2002 as executive vice president and chief scientific officer with the acquisition of CroMedica International Inc. Dr. Mohr co-founded CroMedica in 1995, and served as chief executive officer at the time of the acquisition. Dr. Mohr was the scientific director of the Institute of Mental Health Research, and previously the associate director of research for the Royal

Ottawa Hospital. Dr. Mohr earned his Ph.D. in neuropsychology in 1982 and M.S. in neuropsychology in 1980, both from the University of Victoria, British Columbia, Canada. Also in British Columbia, Canada, Dr. Mohr became certified as a registered psychologist, with a specialization in neuropsychology. In 1977, Dr. Mohr received a bachelor’s degree in psychology and in 1976 he received a B.S. in chemistry/biology, both from the University of the Pacific.

James C. Powers, Executive Vice President of Worldwide Business Development and Secretary

      James C. Powers is executive vice president of worldwide business development and secretary of PRA. Mr. Powers joined PRA in 1988 as vice president and general manager. He became president of North American operations in 1992 and was named executive vice president of worldwide business development in 1996. Prior to joining us, Mr. Powers was vice president at University Technology Corporation from 1985 to 1988. From 1973 to 1985, Mr. Powers worked at Clairol, Inc. Mr. Powers received a B.S. in Administration and Management Science from Carnegie Mellon University in 1973.

J. Matthew Bond, Senior Vice President, Chief Financial Officer, Assistant Treasurer, and Assistant Secretary

      J. Matthew Bond joined PRA as vice president-finance and accounting in 2001, and was appointed senior vice president and chief financial officer of PRA in 2002. Before joining PRA, Mr. Bond worked as vice president for a division of Marriott International, Inc. since 1997. He also spent 11 years with a major public accounting firm. Mr. Bond is a Certified Public Accountant and holds a B.S. in business from Wake Forest University. He is a board member of Concept Interiors, Inc.

Ken Newport, Senior Vice President of Worldwide Business Development

      Ken Newport joined PRA in 2002 as senior vice president of business development, prior to which he was president and co-founder of CroMedica. Mr. Newport established an accounting firm in 1986 and practiced as a Chartered Accountant until 1996. Mr. Newport is a Chartered Accountant who holds a Masters of Accounting degree from the University of Waterloo. Mr. Newport is a board member of Zelos Therapeutics Inc. and the Ottawa Life Sciences Council.

Monika Pietrek, M.D., Ph.D., Senior Vice President of Global Medical and Safety Services

      Monika Pietrek, M.D., Ph.D., joined PRA in 1996 as the director of safety management services and in 2004 was named senior vice president of global medical and safety services. Since 1999, she served as vice president for the Mannheim, Germany operations. Dr. Pietrek received her M.D. and Ph.D. from University of Frankfurt, Germany and her M.Sc. in epidemiology from the London School for Hygiene & Tropical Medicine, London, United Kingdom.

Bruce A. Teplitzky, Senior Vice President of Worldwide Therapeutic Business Development

      Bruce A. Teplitzky was named senior vice president of therapeutic business development in 2003. He joined PRA in early 1996 as vice president of operations and regional director. In 2000, he was promoted to senior vice president of clinical operations. In 2002, he became senior vice president of global business development. Prior to joining PRA, Mr. Teplitzky worked for Stuart Pharmaceuticals (now AstraZeneca), and at Corning Besselaar. Mr. Teplitzky earned his M.M.S. in clinical microbiology at the Emory University School of Medicine. He received his B.S. from Emory University in biologic sciences.

William (Bucky) Walsh, III, Senior Vice President of Business Services and Strategic Programs

      William (Bucky) Walsh, III, joined PRA in 1985, and was named senior vice president of business services in 2002. Mr. Walsh has been with PRA for more than 19 years, and has held numerous positions, including program analyst, director of systems and information technology, and vice president of systems management. While at PRA in 1991, Mr. Walsh earned an M.B.A. from James Madison University. In 1980, Mr. Walsh graduated with a B.A. from the University of Virginia.

Jean-Pierre L. Conte, Chairman

      Jean-Pierre L. Conte is currently chairman, managing director, and limited partner of Genstar Capital, L.P., the manager of Genstar Capital Partners III, L.P., a private equity limited partnership. Mr. Conte joined Genstar in 1995. Prior to joining Genstar, Mr. Conte was a principal for six years at the NTC Group, Inc., a private equity investment firm. He has served as a director, chairman of the board, and a member of the compensation committee of PRA since 2001. He has also served as a director and member of the compensation committee of BioSource International, Inc. since 2000, and interim chairman, then chairman, of BioSource’s board of directors since 2001. Mr. Conte has also served as a director and as the chairman of the compensation committee of North American Energy Partners, Inc. since 2003. Mr. Conte has also served as a member of the Management Committee of AP Enterprises Holdings, LLC since May 2004. Mr. Conte holds an M.B.A. from Harvard University and a B.A. from Colgate University.

Melvin D. Booth, Director

      Melvin D. Booth is currently a director and a part-time employee of MedImmune, Inc., where he was the president and chief operating officer from October 1998 through December 2003. Prior to joining MedImmune, Inc., Mr. Booth was president, chief operating officer, and a member of the board of directors of Human Genome Sciences, Inc. Mr. Booth is currently a board member of NovaScreen Biosciences Corporation, Focus Technologies, Inc., Prestwick Pharmaceuticals, Inc. and Millipore Corporation. Mr. Booth graduated with honors and holds an honorary Doctor of Science degree from Northwest Missouri State University. He is a Certified Public Accountant.

Robert E. Conway, Director

      Robert E. Conway is currently the chief executive officer of Array BioPharma Inc., which he joined in November 1999. Prior to joining Array BioPharma, Mr. Conway was the chief operating officer and executive vice president of the Clinical Trials Division of Hill Top Research, Inc., which he joined in 1996. Mr. Conway serves on the boards of directors of Array BioPharma and DEMCO, Inc. Mr. Conway received a B.S. in accounting from Marquette University and an M.B.A. from the University of Cincinnati, and is a Certified Public Accountant.

Robert J. Weltman, Director

      Robert J. Weltman is currently a managing director of Genstar Capital, L.P., the manager of Genstar Capital Partners III, L.P., a private equity limited partnership. Mr. Weltman joined Genstar in 1995. Prior to joining Genstar, from 1993 to 1995, he was an associate with Robertson, Stephens & Company, an investment banking firm. From 1991 to 1993, he worked for Salomon Brothers Inc. as a financial analyst. He has served as a director of PRA since 2001 and of BioSource International, Inc. since 2000. Mr. Weltman holds an A.B. in chemistry from Princeton University.

Board of Directors

      The size of our board of directors has been fixed at seven members who are divided into three classes, with each director serving a three-year term and one class being elected at each annual stockholder’s meeting. At each annual meeting, our stockholders will elect the successors to our directors. Our executive officers and key employees serve at the discretion of our board of directors. Directors may be removed with or without cause by the affirmative vote of the holders of a majority of the common stock. We expect that the additional independent directors that we will add in the year following completion of this offering will replace existing members of our audit, compensation, and nominating and corporate governance committees to the extent necessary to comply with the applicable rules of The Nasdaq Stock Market and applicable law.

Committees of Our Board of Directors

      Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and three standing committees: the audit committee, the compensation committee, and the nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. The composition of the board committees will comply, when required, with the applicable rules of The Nasdaq Stock Market and applicable law.

      Audit Committee. Our audit committee is directly responsible for, among other things, the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The oversight includes reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving any additional professional services provided by the independent registered public accounting firm, and reviewing the independence of the independent registered public accounting firm. The committee also reviews with the independent registered public accounting firm and relevant financial management the adequacy and effectiveness of the accounting and financial reporting controls, and discusses any significant matters regarding internal control over financial reporting that come to its attention during the completion of the audit. Our audit committee currently comprises Mr. Weltman, who is the chair of the committee, and Mr. Booth.

      Compensation Committee. The compensation committee is responsible for determining compensation for our executive officers and administering our stock option plans and other compensation programs. The compensation committee is also responsible for establishing, periodically re-evaluating, and, where appropriate, adjusting and administering policies concerning compensation of our management. Our compensation committee currently comprises Mr. Conway, who is the chair of the committee, and Mr. Conte.

      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is responsible for assisting the board of directors in selecting new directors, evaluating the overall effectiveness of the board of directors, and reviewing developments in corporate governance compliance. Our nominating and corporate governance committee currently comprises Mr. Conte, who is the chair of the committee, and Mr. Conway.

Director Compensation

      Under our recently adopted policy for director compensation, non-employee directors who are not affiliated with Genstar will receive a $35,000 annual retainer and a $1,500 fixed fee for attending each board and committee meeting ($750 for attending telephonically). Committee chairs will receive an additional $10,000 per year. Non-employee directors who are not affiliated with Genstar will receive an initial award of options exercisable for 40,000 shares of common stock and an additional award of options exercisable for 10,000 shares after each year of service. We will also reimburse our directors for their expenses incurred in connection with attending board and committee meetings. Mr. Donnelly is employed by us and is not separately compensated for his service as director.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a director or member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a director or member of our compensation committee.

Executive Compensation

      The following table sets forth all compensation earned by our chief executive officer and each of the four other most highly compensated executive officers whose salary and bonuses exceeded $100,000 during the year ended December 31, 2003. We refer to these executives as our named executive officers.

Summary Compensation Table

	Annual Compensation(1)

Name and Principal Position	Salary	Bonuses

Patrick K. Donnelly	$243,333	$181,250
President, Chief Executive Officer, and Director
G. Stephen DeCherney(2)	214,375	65,625
Executive Vice President of Strategic Programs
David W. Dockhorn	204,375	75,000
Executive Vice President of Global Clinical Operations
Erich Mohr(3)	240,539	116,697
Executive Vice President and Chief Scientific Officer
James C. Powers	194,458	75,000
Executive Vice President of Worldwide Business Development and Secretary

(1)	The aggregate amount of perquisites and other personal benefits, securities, or property received by each of the named executive officers was less than either $50,000 or 10% of the total annual salary and bonus reported for such named executive officer, whichever is less.

(2)	Resigned effective as of July 16, 2004.

(3)	Erich Mohr is compensated in Canadian dollars. All amounts related to his compensation have been converted from Canadian dollars to U.S. dollars using the average exchange rate for fiscal year 2003 of Cdn $1.3925 per US$1.00.

Option Grants in 2003

      We did not grant any options to purchase our common stock to our named executive officers in 2003.

Option Exercises in 2003 and Option Values at December 31, 2003

      None of our named executive officers exercised options to purchase our common stock in 2003.

      The following table shows the value and number of unexercised options held as of December 31, 2003 by our named executive officers:

	Number of Securities
	Underlying Unexercised		Value of Unexercised In-
	Options at		The-Money Options at
	December 31, 2003		December 31, 2003 ($)(1)

Name	Vested	Unvested	Vested	Unvested

Patrick K. Donnelly(2)	366,744	244,000	5,931,982	3,559,858
G. Stephen DeCherney(3)	213,000	191,000	3,403,943	2,845,943
David W. Dockhorn	233,600	112,000	3,619,385	1,622,735
Erich Mohr	8,000	56,000	99,500	696,500
James C. Powers	547,310	156,000	9,367,173	2,268,443

(1)	The value of the unexercised options is based on the initial public offering price of $19.00 per share.

(2)	Mr. Donnelly has announced his intention to transfer by gift unvested options exercisable for 104,000 shares of common stock.

(3)	Resigned effective as of July 16, 2004. Unvested options were forfeited as of July 16, 2004 and vested options were forfeited as of October 15, 2004.

Equity Compensation Plans

      We have provided equity compensation to our employees, consultants, and directors, pursuant to three plans: the PRA International (formerly PRA Holdings, Inc.) Stock Option Plan, the PRA International, Inc. 1997 Stock Option Plan, and the PRA International, Inc. Amended and Restated 1993 Stock Option Plan, which are sometimes referred to collectively in this prospectus as the prior plans. No further options will be granted under the prior plans. As of September 30, 2004, 3,147,282 options to purchase shares of our common stock remained outstanding under the prior plans.

      In connection with this offering our board of directors adopted the 2004 Incentive Award Plan, or the Incentive Plan. Prior to the consummation of this offering the Incentive Plan will be submitted to our stockholders for approval. Once approved, the Incentive Plan will terminate on the earlier of ten years after stockholder approval or when the board of directors terminates the Incentive Plan. The Incentive Plan provides for the grant of incentive stock options, or ISOs, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards, and stock payments, all of which we collectively call awards, to our employees, consultants, and directors.

Share Reserve

      Reserved for issuance under the Incentive Plan upon grant or exercise of awards are 2,000,000 shares of our common stock plus 3,147,282 shares which have not been issued under the prior plans or may be forfeited under outstanding options under the prior plans. As of September 30, 2004, 491,354 shares remained available for grant under the prior plans. Once the Incentive Plan becomes subject to Section 162(m) of the Code, no more than 750,000 shares may be granted pursuant to awards which are intended to be performance-based compensation within the meaning of Code Section 162(m) to any one participant in a twelve-month period. The shares subject to the Incentive Plan, the limitations on the number of shares that may be awarded under the Incentive Plan, and shares and option prices subject to awards outstanding under the Incentive Plan may be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations, or other distributions of our assets. Our compensation committee has approved under the Incentive Plan the grant of options to purchase 640,000 shares to our employees upon the consummation of this offering, including a grant to Mr. Donnelly in the amount of 90,000 shares and 50,000 shares to each of Messrs. Dockhorn, Mohr, and Powers. These options will be granted with an exercise price equal to the initial public offering price.

      Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise, and shares tendered to us to pay the exercise price of an option or other award may be available for future grants of awards under the Incentive Plan. In addition, shares subject to stock awards that have expired, been forfeited, or otherwise terminated without having been exercised may be subject to new awards. Shares issued under the Incentive Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

Administration

      Generally, the compensation committee of our board will administer the Incentive Plan. However, with respect to awards made to our non-employee directors or to individuals subject to Section 16 of the

Exchange Act, the full board will act as the administrator of the Incentive Plan. The committee or the full board, as appropriate, has the authority to:

•	select the individuals who will receive awards;

•	determine the type or types of awards to be granted;

•	determine the number of awards to be granted and the number of shares to which the award relates;

•	determine the terms and conditions of any award, including the exercise price and vesting;

•	determine the terms of settlement of any award;

•	prescribe the form of award agreement;

•	establish, adopt, or revise rules for administration of the Incentive Plan;

•	interpret the terms of the Incentive Plan and any matters arising under the Incentive Plan; and

•	make all other decisions and determinations as may be necessary to administer the Incentive Plan.

      The compensation committee may delegate its authority to grant or amend awards with respect to participants other than senior executive officers, employees covered by Section 162(m) of the Code, or the officers to whom the authority to grant or amend awards has been delegated.

      The compensation committee, with the approval of the board, may also amend the Incentive Plan. Amendments to the Incentive Plan are subject to stockholder approval to the extent required by law, or the Nasdaq National Market rules or regulations. Additionally, stockholder approval will be specifically required to increase the number of shares available for issuance under the Incentive Plan or to extend the term of an option beyond ten years.

Eligibility

      Awards under the Incentive Plan may be granted to individuals who are our employees or employees of our subsidiaries, our non-employee directors, and our consultants and advisors. However, options which are intended to qualify as ISOs may be granted only to employees.

Awards

      The following briefly describes the principal features of the various awards that may be granted under the Incentive Plan.

      Options. Options provide for the right to purchase our common stock at a specified price, and usually will become exercisable at the discretion of the compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, in shares of our common stock which have been held by the option holder for at least six months, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or such other methods as the compensation committee may approve from time to time. The compensation committee may at anytime substitute SARs for options granted under the Incentive Plan. Options may take two forms, nonstatutory options, or NSOs, and incentive stock options, or ISOs.

      NSOs may be granted for any term specified by the compensation committee, but shall not exceed ten years. NSOs will also provide for exercise for a period of at least one year after the participant’s death. NSOs may be granted at such price as the compensation committee may determine but not less than the fair market value of our common stock on the date of grant.

      ISOs will be designed to comply with the provisions of the Code and will be subject to certain restrictions contained in the Code in order to qualify as ISOs. Among such restrictions, ISOs must:

•	have an exercise price not less than the fair market value of our common stock on the date of grant, or if granted to certain individuals who own or are deemed to own at least 10% of the total combined voting power of all of our classes of stock (10% stockholders), then such exercise price may not be less than 110% of the fair market value of our common stock on the date of grant;

•	be granted only to our employees and employees of our subsidiary corporations;

•	expire within a specified time following the option holder’s termination of employment;

•	be exercised within ten years after the date of grant, or with respect to 10% stockholders, no more than five years after the date of grant; and

•	not be exercisable for the first time in any calendar year with respect to stock granted under any of our stock option plans with an aggregate fair market value (determined at the grant date) in excess of $100,000 (calculated by multiplying the number of shares first exercisable by the applicable exercise price).

      No ISO may be granted under the Incentive Plan after ten years from the date the Incentive Plan is approved by our stockholders.

      Restricted Stock. A restricted stock award is the grant of shares of our common stock at a price (which may be zero) determined by the compensation committee, is nontransferable, and, unless otherwise determined by the compensation committee at the time of award, may be forfeited upon termination of employment or service during a restricted period. The compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the shares of restricted stock, or receive dividends on such shares, or both.

      Stock Appreciation Rights. SARs provide for payment to the holder based upon increases in the price of our common stock over a set base price. SARs may be granted in connection with stock options or other awards or separately. SARs granted in connection with options will be exercisable only when and to the extent the option is exercisable and will entitle the holder only to the difference between the option exercise price and the fair market value of our common stock on the date of exercise. Payment for SARs may be made in cash, our common stock, or any combination of the two at such time as is specified in the SAR agreement.

      Restricted Stock Units. Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we shall deliver to the holder of the restricted stock unit unrestricted shares of our common stock which will be freely transferable.

      Dividend Equivalents. Dividend equivalents represent the value of the dividends per share we pay, calculated with reference to the number of shares covered by an award (other than a dividend equivalent award) held by the participant.

      Performance Awards. Performance awards are denominated in shares of our common stock and are linked to satisfaction of performance criteria established by the compensation committee. If the compensation committee determines that the award is intended to meet the requirements of “qualified performance based compensation” and therefore be deductible under Section 162(m) of the Code, then the performance criteria upon which the award will be based shall be with reference to any one or more of the following: net earnings (either before or after interest, taxes, depreciation, and amortization), economic value added (as determined by the committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including operating cash flow, free cash flow, and other cash flow measures), return on capital, return on assets (net or gross), return on stockholders’ equity, return on sales, gross or net profit margin, productivity, expense margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

      Stock Payments. Payments to participants of bonuses or other compensation may be made under the Incentive Plan in the form our common stock.

      Deferred Stock. Deferred stock typically is awarded without payment of consideration and is subject to vesting conditions, including satisfaction of performance criteria. Like restricted stock, deferred stock may not be sold or otherwise transferred until the vesting conditions are removed or expire. Unlike restricted stock, deferred stock is not actually issued until the deferred stock award has vested. Recipients of deferred stock will have no voting or dividend rights prior to the time when the vesting conditions are met and the deferred stock is delivered.

Changes in Control

      All awards granted under the Incentive Plan will become exercisable in full upon the occurrence of a change in control (as defined in the Incentive Plan), unless the award is assumed by any successor in such change in control, or the award agreement otherwise provides. In connection with a change in control, the compensation committee may cause the awards to terminate but shall give the holders of the awards the right to exercise outstanding awards or receive other rights under the awards outstanding for some period of time prior to the change in control, even though the awards may not be exercisable or otherwise payable. Additionally, the committee may provide that all restrictions imposed on some or all shares of restricted stock, restricted stock units, and deferred stock shall lapse.

Adjustments Upon Certain Events

      The number and kind of securities subject to an award and the exercise price or base price may be adjusted in the discretion of the committee to reflect any stock dividends, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, or other distribution (other than normal cash dividends) of our assets to stockholders, or other similar changes affecting the shares. In addition, upon such events the committee may provide (i) for the termination of any awards in exchange for cash equal to the amount the holders would otherwise be entitled if they had exercised the awards, (ii) for the full vesting, exercisability or payment of any award, (iii) for the assumption of such award by any successor, (iv) for the replacement of such award with other rights or property, (v) for the adjustment of any combination of the number, type of shares, and the terms and conditions of the awards which may be granted in the future, or (vi) that awards cannot vest, be exercised or become payable after such event.

Awards Not Transferable

      Generally, the awards may not be pledged, assigned, or otherwise transferred other than by will or by laws of descent and distribution. The committee may allow awards other than ISOs to be transferred for estate or tax planning purposes to members of the holder’s family, charitable institutions, or trusts for the benefit of family members. In addition, the committee may allow awards to be transferred to so-called “blind trusts” by a holder of an award who is terminating employment in connection with the holder’s service with the government or an educational or other non-profit institution.

Miscellaneous

      As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions on any award, we require participants to discharge all applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations, subject to the discretion of the committee to disapprove of such use.

      The Incentive Plan will expire and no further awards may be granted after the tenth anniversary of its approval by our stockholders or, if later, the approval by our board of directors.

Prior Plans

      As of September 30, 2004, we had 3,147,282 options to purchase our common stock outstanding under the prior plans and had the ability to grant up to 491,354 additional options based on the number of shares reserved for issuance under the prior plans. The kind and number of shares of stock subject to the options and the exercise price may be adjusted to reflect any changes in our capitalization due to stock splits, reorganizations, recapitalizations, reverse stock splits, stock dividends, consolidations, merger, or other similar events.

      The prior plans provide for the grant of ISOs and NSOs to our employees. The PRA International, Inc. 1997 Stock Option Plan and the Stock Option Plan also provide for grants to consultants and the Stock Option Plan allows for grants to be made to directors. The prior plans are administered by the compensation committee, which has the authority to make grants, to determine the terms and conditions of each option grant, and to administer the prior plans in general.

      In connection with the adoption of the Incentive Plan, the prior plans were terminated in accordance with their terms, and no further options may be granted under the prior plans, although any options previously granted will remain outstanding and exercisable in accordance with their terms.

Employment Agreements

Patrick K. Donnelly

      In October 2004, we entered into an amended employment agreement with Patrick K. Donnelly, our president and chief executive officer. Under this agreement, Mr. Donnelly will receive an annual salary of $325,000, will be eligible for salary increases which may be based on performance and competitive market factors, and will participate in our executive bonus plan with a minimum annual bonus target of $195,000. This agreement will expire on February 28, 2006. If we terminate his employment without good cause or by reason of disability, if the agreement terminates by reason of death, or if Mr. Donnelly terminates his employment for good reason, Mr. Donnelly will be entitled to severance payments equal to one year’s base salary and benefits. If, within twelve months after a change in control of PRA, Mr. Donnelly is terminated without cause, is terminated by reason of disability, or terminates his employment for good reason, then Mr. Donnelly will be entitled to severance payments equal to two years’ base salary and benefits. Mr. Donnelly is also entitled to a tax gross up in the event that any amounts payable to him in connection with a change in control are subject to the 20% excise tax applicable to excess parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended. This tax gross up is designed to put Mr. Donnelly in the position he would have occupied if such excise tax did not apply. Mr. Donnelly is subject to a noncompete for the duration of his employment and, following his termination, for a period of one year. The agreement defines good reason to mean a material breach by us, a diminution of his position, title, authority, duties or responsibilities, or the requirement to relocate more than 20 miles from his then current location.

David W. Dockhorn

      In October 2004, we entered into an amended employment agreement with David W. Dockhorn, Ph.D., our executive vice president of global clinical operations. Under this agreement, Dr. Dockhorn will receive an annual salary of $225,000, will be eligible for salary increases which may be based on performance and competitive market factors, and will participate in our executive bonus plan with a minimum annual bonus target of $100,000. This agreement will expire on February 28, 2006. If we terminate his employment without good cause or by reason of disability, if the agreement terminates by reason of death, or if Dr. Dockhorn terminates his employment for good reason, Dr. Dockhorn will be entitled to severance payments equal to one year’s base salary and benefits. If, within twelve months after a change in control of PRA, Dr. Dockhorn is terminated without cause, terminated by reason of disability, or terminates his employment for good reason, then Dr. Dockhorn will be entitled to severance payments equal to two years’ base salary and benefits. Mr. Dockhorn is also entitled to a tax gross up in the event that any amounts payable to him in connection with a change in control are subject to the 20% excise tax applicable to excess parachute payments under Section 4999 of the Internal Revenue Code. This tax gross up is designed to put Mr. Dockhorn in the position he would have occupied if such excise tax did not apply. Dr. Dockhorn is subject to a noncompete for the duration of his employment and, following his termination, for a period of one year. The agreement defines good reason to mean a material breach by us, a diminution of his position, title, authority, duties or responsibilities, or the requirement to relocate more than 20 miles from his then current location.

Erich Mohr

      In October 2004, we entered into an amended employment agreement with Erich Mohr, Ph.D., our executive vice president and chief scientific officer. Under this agreement, Dr. Mohr will receive an annual salary of Cdn $375,000, will be eligible for salary increases which may be based on performance and competitive market factors, and will participate in our executive bonus plan with a minimum annual bonus target of Cdn $145,000. This agreement will expire on February 28, 2006. If we terminate his employment without good cause or by reason of disability, if the agreement terminates by reason of death, or if Dr. Mohr terminates his employment for good reason, Dr. Mohr will be entitled to severance payments equal to one year’s base salary and benefits. If, within twelve months after a change in control of PRA, Dr. Mohr is terminated without cause, is terminated by reason of disability, or terminates his employment for good reason, then Dr. Mohr will be entitled to severance payments equal to two years’ base salary and benefits. Dr. Mohr is also entitled to a tax gross up in the event that any amounts payable to him in connection with a change in control are subject to the 20% excise tax applicable to excess parachute payments under Section 4999 of the Internal Revenue Code, or any Canadian equivalent thereof. This tax gross up is designed to put Dr. Mohr in the position he would have occupied if such excise tax did not apply. Dr. Mohr is subject to a noncompete for the duration of his employment and, following his termination, for a period of one year. The agreement defines good reason to mean a material breach by us, a diminution of his position, title, authority, duties or responsibilities, or the requirement to relocate more than 20 miles from his then current location.

James C. Powers

      In October 2004, we entered into an amended employment agreement with James C. Powers, our executive vice president of worldwide business development and secretary. Under this agreement, Mr. Powers will receive an annual salary of $200,000, will be eligible for salary increases which may be based on performance and competitive market factors, and will participate in our executive bonus plan with a minimum annual bonus target of $135,000. This agreement will expire on February 28, 2006. If we terminate his employment without good cause or by reason of disability, if the agreement terminates by reason of death, or if Mr. Powers terminates his employment for good reason, Mr. Powers will be entitled to severance payments equal to one year’s base salary and benefits. If, within twelve months after a change in control of PRA, Mr. Powers is terminated without cause, is terminated by reason of disability, or terminates his employment for good reason, then Mr. Powers will be entitled to severance payments equal to two years’ base salary and benefits. Mr. Powers is also entitled to a tax gross up in the event that any amounts payable to him in connection with a change in control are subject to the 20% excise tax applicable to excess parachute payments under Section 4999 of the Internal Revenue Code. This tax gross up is designed to put Mr. Powers in the position he would have occupied if such excise tax did not apply. Mr. Powers is subject to a noncompete for the duration of his employment and, following his termination, for a period of one year. The agreement defines good reason to mean a material breach by us, a diminution of his position, title, authority, duties or responsibilities, or the requirement to relocate more than 20 miles from his then current location.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Loans to Executive Officers

      In December 2001, Mr. Donnelly exercised options to purchase 270,176 shares of our common stock. We entered into a promissory note with Mr. Donnelly in the amount of $400,582 in connection with this exercise. The promissory note carries interest at 4.75% per year.

      In January 2004, we entered into promissory notes, which bear interest at a rate of 4.00% per year, with:

•	Mr. Donnelly, in the amount of $276,488, in connection with his exercise of options to purchase 138,008 shares of our common stock;

•	Dr. Dockhorn, in the amount of $550,000, in connection with his exercise of options to purchase 157,600 shares of our common stock;

•	Mr. Powers, in the amount of $651,163, in connection with his exercise of options to purchase 439,312 shares of our common stock;

•	Mr. Teplitzky, in the amount of $199,503, in connection with his exercise of options to purchase 92,132 shares of our common stock; and

•	Dr. Pietrek, in the amount of $67,025, in connection with her exercise of options to purchase 51,220 shares of our common stock.

      We expect that all obligations to us under these notes will be discharged on or before the consummation of this offering.

Management Fees Paid to Genstar Capital, L.P.

      In June 2001, we entered into a management agreement with Genstar Capital, L.P. for management and financial advisory services and oversight to be provided to us and our subsidiaries. Pursuant to the management agreement, we have paid Genstar a management fee of $800,000 per annum from June 2001 to date. The management agreement has been amended to provide that we will cease to pay the management fee upon the consummation of this offering. In addition, in connection with our recapitalization in June 2001, we paid a fee of $2.0 million to Genstar for its investment banking and consulting services. Mr. Conte is the chairman, a managing director, and a limited partner of Genstar Capital, L.P. Mr. Hoskins is a managing director and a limited partner of Genstar Capital, L.P. Mr. Weltman is a managing director of Genstar Capital, L.P. Genstar Capital, L.P. is the manager of Genstar Capital Partners III, L.P.

Pharma eMarket, LLC

      We own 20% of the membership interests of Pharma eMarket, LLC, a provider of staffing services. Patrick K. Donnelly is a director of Pharma eMarket. In addition, David W. Dockhorn owns 4.83% and The Robert J. Dockhorn Revocable Trust owns 4.83% of the membership interests of Pharma eMarket. Robert J. Dockhorn is the father of David W. Dockhorn. We paid $190,470 to Pharma eMarket during 2003 for staffing services rendered.

Leased Facilities from Dockhorn Properties, LLC and the Beverly W. Dockhorn Revocable Trust

      We lease certain facilities from Dockhorn Properties, L.L.C. and the Beverly W. Dockhorn Revocable Trust, respectively. David W. Dockhorn holds a 10% membership interest in Dockhorn Properties, L.L.C. Beverly W. Dockhorn is Dr. Dockhorn’s mother. The leases, which have a 90-month renewal option, began in April 1997, and expire in 2005. The leases feature fixed annual rent increases of approximately 2.7%. We paid rents under the leases of approximately $1.4 million in 2003 and $1.6 million in 2002.

Registration Rights Agreement

      Certain of our stockholders have entered into a registration rights agreement with us. Under the agreement, certain of our existing stockholders may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock, subject to certain limitations. We are required to pay all registration expenses in connection with the first six of these demand registrations under the registration rights agreement. If one of the foregoing parties exercises its demand registration right, the other existing stockholders are entitled to notice of the registration and may include their shares of common stock in such registration. The registration rights agreement also grants “piggyback” registration rights in connection with most registered offerings of common stock that we initiate, for which we must pay all expenses.

Stockholders Agreements

      We have entered into agreements with certain stockholders that impose certain restrictions on their ability to transfer shares of our common stock. These transfer restrictions will be waived upon the consummation of this offering. The stockholders agreements also generally contain provisions that require certain stockholders to consent to a sale of us upon the satisfaction of stated conditions; allow all stockholders to participate in certain transfers proposed by the majority stockholders; provide a right of first refusal in our favor and in favor of certain of our stockholders with respect to sales by certain of our stockholders (which rights will terminate upon the consummation of this offering); grant preemptive rights to certain stockholders should we undertake to issue new securities upon certain conditions being met (which rights will terminate upon the consummation of this offering); and in some instances grant “piggyback” registration rights under the registration rights agreement described above.

Nomination of Directors

      Under the stockholders agreement that we have entered with our majority and certain other stockholders, such majority stockholders have the right to designate four or more nominees to be elected to our board of directors. The individuals so designated will be elected by a vote of the stockholders. Removal of a board member will only occur upon the written request of the majority stockholders. Each of these provisions will terminate upon the consummation of this offering. In addition, under an agreement we entered into with Genstar Capital Partners III, L.P., and Stargen III, L.P., each of Genstar and Stargen has the right to elect one of our directors so long as it holds any shares of our common stock.

Employment Agreements

      We have employment agreements with certain of our named executive officers, as described in “Management— Employment Agreements.”

Exchangeable Stock

      Certain shares of our subsidiary, 4063988 Canada Inc., are exchangeable into shares of our common stock pursuant to an agreement with the subsidiary and holders of the exchangeable stock. These shares will be exchanged for shares of our common stock prior to the consummation of this offering. See “Description of Capital Stock— Exchangeable Stock.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of October 15, 2004, after giving effect to a four-for-one stock split, for:

•	each person or group known to us to beneficially own more than 5% of our capital stock on a fully diluted basis;

•	each of the executive officers named in the Summary Compensation Table;

•	each of our directors;

•	each of the selling stockholders; and

•	all of our directors and executive officers as a group.

      Unless otherwise noted, the address for each director and executive officer is c/o PRA International, 8300 Greensboro Drive, Suite 400, McLean, Virginia 22102.

							Shares Beneficially
	Shares Beneficially						Owned After This
	Owned Prior			Shares Beneficially			Offering with
	to This			Owned After This			the Over-
	Offering(1)(2)		Shares to be	Offering(1)(2)		Shares to be	Allotment(1)(2)
			Sold in This			Sold in the
	Number	Percent	Offering	Number	Percent	Over-Allotment	Number	Percent

Named Executive Officers
Patrick K. Donnelly(3)	776,920	4.14%	—	776,920	3.47%	108,658	668,262	2.95%
G. Stephen DeCherney(4)	—	—	—	—	—	—	—	—
David W. Dockhorn(5)	329,084	1.77	—	329,084	1.49	49,958	279,126	1.24
Erich Mohr(6)	812,380	4.40	—	812,380	3.68	124,357	688,023	3.08
James C. Powers(7)	703,796	3.78	—	703,796	3.17	127,397	576,399	2.56
Directors
Jean-Pierre L. Conte(8)	10,569,884	57.42	1,661,426	8,908,458	40.48	—	8,908,458	39.98
Melvin D. Booth	—	—	—	—	—	—	—	—
Robert E. Conway	—	—	—	—	—	—	—	—
Robert J. Weltman(9)	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group (14 persons)(10)	14,088,228	72.22	1,661,426	12,426,802	53.78	504,944	11,921,858	50.99
Beneficial Owners of 5% or More of the Outstanding Common Stock of PRA International
Genstar Capital III, L.P.(11)	10,569,884	57.42	1,661,426	8,908,458	40.48	—	8,908,458	39.98
Caisse de depot et Placement du Quebec(12)	1,979,376	10.75	311,128	1,668,248	7.58	—	1,668,248	7.49

							Shares Beneficially
	Shares Beneficially						Owned After This
	Owned Prior			Shares Beneficially			Offering with
	to This			Owned After This			the Over-
	Offering(1)(2)		Shares to be	Offering(1)(2)		Shares to be	Allotment(1)(2)
			Sold in This			Sold in the
	Number	Percent	Offering	Number	Percent	Over-Allotment	Number	Percent

Other Selling Stockholders
Paribas North America, Inc.	609,648	3.31%	95,827	513,821	2.33%	—	513,821	2.31%
The Toronto Dominion Bank	609,648	3.31	95,827	513,821	2.33	—	513,821	2.31
WFC Holdings Corporation	548,024	2.98	86,141	461,883	2.10	—	461,883	2.07
Christine Newport(13)	363,592	1.97	—	363,592	1.65	54,779	308,813	1.38
Joachim Vollmar	339,860	1.85	53,421	286,439	1.30	—	286,439	1.29
Bruce Teplitzky	197,432	1.07	—	197,432	*	33,029	164,403	*
Marc T. Alderdice	4,000	*	629	3,371	*	—	3,371	*
Jeannette Allan	1,884	*	296	1,588	*	—	1,588	*
Catherine Allen	8,000	*	—	8,000	*	1,228	6,772	*
Bain & Co., Inc.	21,336	*	3,354	17,982	*	—	17,982	*
Lynn Barclay	34,924	*	5,490	29,434	*	—	29,434	*
Deborah Bates	184	*	—	184	*	28	156	*
Bay Real International, Ltd.	16,944	*	2,663	14,281	*	—	14,281	*
J. Matthew Bond	46,000	*	—	46,000	*	6,766	39,234	*
Marc Bosteels	78,412	*	—	78,412	*	12,283	66,129	*
Mike Boyd	60,324	*	—	60,324	*	9,449	50,875	*
Susan Boyd	392	*	—	392	*	61	331	*
Michael Clark	5,292	*	832	4,460	*	—	4,460	*
Benny Desmedt	78,412	*	—	78,412	*	12,283	66,129	*
Douglas R. Dockhorn	78,800	*	12,386	66,414	*	—	66,414	*
Robert J. Dockhorn	78,800	*	12,386	66,414	*	—	66,414	*
Roger Flora	154,880	*	—	154,880	*	24,262	130,618	*
Pamela Folsom	392	*	—	392	*	61	331	*
Lawrence Goodman	6,000	*	—	6,000	*	939	5,061	*
Kerry Hafner	50,184	*	—	50,184	*	6,740	43,444	*
Cheryl Harding	2,000	*	—	2,000	*	313	1,687	*
Beth Haury	2,364	*	—	2,364	*	370	1,994	*
Kerry Hogan	160	*	—	160	*	25	135	*
Greg Johnson	31,092	*	—	31,092	*	3,639	27,453	*
Lara Krupka	5,128	*	—	5,128	*	803	4,325	*
Claudia Langieri	8,000	*	—	8,000	*	1,253	6,747	*
Lansing Brown Investments, LLC	30,484	*	4,792	25,692	*	—	25,692	*
Javier Viñals Larruga	30,772	*	4,837	25,935	*	—	25,935	*
Bob Leslie	4,000	*	—	4,000	*	626	3,374	*
William B. MacLachlan	40,188	*	6,317	33,871	*	—	33,871	*
Carolyn Maki	28,640	*	—	28,640	*	4,170	24,470	*
Colin R. Mallett	13,236	*	2,081	11,155	*	—	11,155	*
Kim Martin	8,000	*	—	8,000	*	1,253	6,747	*
Wendy Meade	6,000	*	—	6,000	*	939	5,061	*

							Shares Beneficially
	Shares Beneficially						Owned After This
	Owned Prior			Shares Beneficially			Offering with
	to This			Owned After This			the Over-
	Offering(1)(2)		Shares to be	Offering(1)(2)		Shares to be	Allotment(1)(2)
			Sold in This			Sold in the
	Number	Percent	Offering	Number	Percent	Over-Allotment	Number	Percent

Sebastian P. Merino	46,756	*	—	46,756	*	6,967	39,789	*
Lisa Miele	4,000	*	—	4,000	*	626	3,374	*
Jose Carlos Lage Moreda	30,772	*	4,837	25,935	*	—	25,935	*
Anne Mulhall	10,000	*	—	10,000	*	1,566	8,434	*
Grace Newman	30,768	*	—	30,768	*	4,819	25,949	*
Susanne Oltz	10,000	*	—	10,000	*	1,566	8,434	*
Gail O’Mullan	10,000	*	—	10,000	*	1,566	8,434	*
PerinClinical Ltd.	14,116	*	2,219	11,897	*	—	11,897	*
Craig Picinich	1,500	*	—	1,500	*	234	1,266	*
Michele Rice	6,304	*	—	6,304	*	987	5,317	*
Ernie Richards	54,500	*	—	54,500	*	7,082	47,418	*
Diane Russomano	7,880	*	—	7,880	*	1,234	6,646	*
Alan Simpson	42,000	*	—	42,000	*	5,581	36,419	*
Kelle Simpson	6,000	*	—	6,000	*	939	5,061	*
Squam Lake Investors V, L.P.	127,416	*	20,028	107,388	*	—	107,388	*
Jacqueline Trythall	264	*	41	223	*	—	223	*
Ian R. Trythall	13,240	*	2,081	11,159	*	—	11,159	*
Pedro Vinals	41,756	*	—	41,756	*	6,541	35,215	*
Kristin Vollmar	28,800	*	4,527	24,273	*	—	24,273	*
Jan Vollmar	28,800	*	4,527	24,273	*	—	24,273	*
Waban Investors I, L.P.	3,656	*	575	3,081	*	—	3,081	*
Anthony J.P. Willmer	8,472	*	1,332	7,140	*	—	7,140	*
Nicola Wright	14,500	*	—	14,500	*	1,789	12,711	*

*	Less than 1% beneficial ownership.

(1)	Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by the stockholder. The number of shares beneficially owned by a person includes shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 15, 2004 and not subject to repurchase as of that date. Shares issuable pursuant to options and warrants are deemed outstanding for calculating the percentage ownership of the person holding the options and warrants but are not deemed outstanding for the purposes of calculating the percentage ownership of any other person.

(2)	For purposes of this table, the number of shares of common stock outstanding as of October 15, 2004 is deemed to be 18,406,672, which includes 157,600 shares issuable upon the exercise of options held by Douglas R. Dockhorn and Robert J. Dockhorn.

(3)	Includes options exercisable for 368,736 shares and 408,184 shares pledged to PRA as security for loans made by PRA in favor of Mr. Donnelly in connection with the exercise by Mr. Donnelly of stock options. We expect that all obligations to us under these loans will be discharged on or before the consummation of this offering.

(4)	Resigned effective as of July 16, 2004.

(5)	Includes options exercisable for 141,000 shares and 157,600 shares pledged to PRA as security for a loan made by PRA in favor of Dr. Dockhorn in connection with the exercise by Dr. Dockhorn of stock options. We expect that all obligations to us under this loan will be discharged on or before the consummation of this offering.

(6)	Includes options exercisable for 48,000 shares and 374,548 shares owned by Shelley Mohr, Dr. Mohr’s spouse, of which 60,935 shares are to be sold in the over-allotment by Shelley Mohr. Assumes that 764,380 shares of 4063988 Canada Inc. held by Dr. Mohr and Shelley Mohr have been exchanged for shares of PRA International.

(7)	Includes options exercisable for 198,000 shares and 439,312 shares pledged to PRA as security for a loan made by PRA in favor of Mr. Powers in connection with the exercise by Mr. Powers of stock options. We expect that all obligations to us under this loan will be discharged on or before the consummation of this offering.

(8)	Includes 10,203,448 shares owned by Genstar Capital Partners III, L.P. and 366,436 shares owned by Stargen III, L.P. Mr. Conte is the chairman, a managing director, and a limited partner of Genstar Capital, L.P., the manager of Genstar Capital Partners III, L.P. Mr. Conte is a limited partner of Stargen III, L.P. Mr. Conte is a managing member of Genstar III GP LLC, which is the sole general partner of Genstar Capital III, L.P., which is the sole general partner of each of Genstar Capital Partners III, L.P. and Stargen III, L.P. In such capacity, Mr. Conte may be deemed to beneficially own shares beneficially held by Genstar Capital Partners III, L.P. and Stargen III, L.P., but disclaims such beneficial ownership.

(9)	Mr. Weltman is a limited partner of Genstar Capital III, L.P., which is the sole general partner of each of Genstar Capital Partners III, L.P. and Stargen III, L.P. Mr. Weltman is a limited partner of Stargen III, L.P. Mr. Weltman does not directly or indirectly have or share voting or investment power over the shares beneficially held by Genstar Capital Partners III, L.P. or Stargen III, L.P.

(10)	Includes an aggregate of 1,158,448 shares pledged to PRA as security for loans made by PRA in favor of Patrick K. Donnelly, David W. Dockhorn, J. Matthew Bond, James C. Powers, Monika Pietrek, and Bruce A. Teplitzky, respectively, in connection with the exercise of stock options. We expect that all obligations to us under these loans will be discharged on or before the consummation of this offering. Assumes that 1,091,972 shares of 4063988 Canada Inc. held by Erich Mohr, Shelley Mohr, Ken Newport, and Christine Newport (Mr. Newport’s spouse) have been exchanged for shares of PRA International.

(11)	Includes 10,203,448 shares owned by Genstar Capital Partners III, L.P., of which Genstar Capital III, L.P. is the sole general partner, and 366,436 shares owned by Stargen III, L.P., of which Genstar Capital III, L.P. is the sole general partner. The address of these stockholders is c/o Genstar Capital, L.P., Four Embarcadero Center, 19th Floor, San Francisco, CA. The natural persons who have investment or voting power for the shares owned by Genstar Capital III, L.P. are Jean-Pierre L. Conte, Richard D. Paterson, and Richard F. Hoskins.

(12)	Excludes 1,000,968 shares attributable to this stockholder’s limited partnership interest in Genstar Capital Partners III, L.P., for which the stockholder does not have investment or voting power. The address of this stockholder is 1000 Place Jean-Paul-Riopelle, Montreal, Quebec H2Z 2B3. The natural persons who have investment or voting power for the shares owned by Caisse de depot et Placement du Quebec are determined pursuant to a delegation of authority to specified individuals adopted by its Board of Directors.

(13)	Includes 255,488 shares owned by Ken Newport, Ms. Newport’s spouse.

DESCRIPTION OF CAPITAL STOCK

      Upon completion of the offering, our authorized capital stock will consist of 36,000,000 shares of common stock, $0.01 par value. The following description of our capital stock is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock which will be contained in our Second Amended and Restated Certificate of Incorporation and our bylaws. As of September 30, 2004, there were 17,133,276 shares of common stock issued and outstanding and 78 holders of record of our common stock.

Common Stock

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of PRA, the holders of common stock are entitled to receive ratably the net assets of PRA available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no subscription, redemption, or conversion rights. The outstanding shares of common stock are, and the shares that we offer in this offering will be, when issued and paid for, validly issued, fully paid, and nonassessable.

Blank Check Preferred Stock

      Our Second Amended and Restated Certificate of Incorporation will permit us to issue up to 4,000,000 shares of our preferred stock from time to time in one or more series, as determined by resolution of our board of directors. Our board of directors will have broad discretion to establish the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and the qualifications, limitations, and restrictions on the shares of each series.

Exchangeable Stock

      Approximately 1,115,796 shares of our Canadian subsidiary, 4063988 Canada Inc., are exchangeable on a one-to-one basis into shares of PRA International upon certain circumstances, including our election to cause the shares to be exchanged. Prior to the consummation of this offering, we will exercise our right to require the exchange of all of the outstanding exchangeable shares into common stock of PRA International.

Registration Rights

      We have entered into a registration rights agreement which grants Genstar Capital Partners III, L.P., Stargen III, L.P., and Caisse de depot et Placement du Quebec the right to require us to effect the registration of their shares of common stock from time to time. Certain other stockholders are entitled under certain circumstances to include their shares of common stock in such registrations. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

      As noted above, our board of directors, without stockholder approval, will have the authority under our Second Amended and Restated Certificate of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of PRA or make removal of management more difficult.

      Election and Removal of Directors. Before the consummation of this offering, our bylaws will be amended to provide that the size of the board of directors shall be fixed as determined from time to time by the board but in no event composed of less than three directors. The directors need not be stockholders.

The directors are to be elected at the annual meeting of the stockholders and each director elected shall hold office until his successor is elected and qualified. Any director or the entire board of directors may be removed, either with or without cause, by a majority of the stock represented and entitled to vote.

      Stockholder Meetings. Our Second Amended and Restated Certificate of Incorporation will provide that the stockholders may not call a special meeting of the stockholders of PRA. Instead, special meetings of the stockholders may be called by the president and shall be called by the president or the secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding, and entitled to vote.

      Delaware Anti-Takeover Law. We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203;

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

•	upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

      The three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

      Limitation of Officer and Director Liability and Indemnification Arrangements. Our Second Amended and Restated Certificate of Incorporation will limit the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock purchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. Our Second Amended and Restated Certificate of Incorporation will also generally provide that we shall indemnify, to the fullest extent permitted by Delaware law, any person who was or is a party or is threatened to be made a party to an action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that the person was a director or officer of ours, or is or was serving at our request as a director, officer, employee, or agent of another entity, against expenses, liability, and loss incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

      These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of PRA.

Transfer Agent and Registrar

      Wachovia Bank, N.A. is the transfer agent and registrar for the common stock.

DESCRIPTION OF SENIOR CREDIT FACILITIES

      Upon the consummation of this offering, we will fully repay all outstanding balances under our existing credit facilities. Upon or following the consummation of this offering, we expect to enter into a new unsecured revolving credit facility of approximately $75 million in principal amount. We expect that the terms of the new revolving credit facility will be as described below, although we cannot predict with certainty what the new credit facility’s terms will be.

General

      Our proposed senior revolving credit facility will provide for a $75.0 million revolving line of credit that will terminate four years from the closing date of the facility. At any time within three years after the closing of the facility and so long as no event of default is continuing, we will have the right, in consultation with Wachovia Bank, N.A., the administrative agent under the facility, to request increases in the aggregate principal amount of the facility in minimum increments of $10.0 million up to an aggregate increase of $50.0 million (which would make the total amount available to us under the facility $125.0 million). The revolving credit facility will be available for general corporate purposes (including working capital expenses, capital expenditures, and permitted acquisitions), the issuance of letters of credit and swingline loans for our account, for the refinancing of certain existing indebtedness, and to pay fees and expenses related to the facility. All borrowings will be subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. A portion of the facility will also be available for alternative currency loans.

Interest and Fees

      The interest rates applicable to loans under our revolving credit facility will be floating interest rates that, at our option, will equal a base rate or a LIBOR rate plus, in each case, an applicable margin. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate of interest per annum publicly announced from time to time by Wachovia as its prime rate in effect at its principal office in New York City, and (b) the overnight federal funds rate plus 0.50%. The LIBOR rate is, with certain exceptions, the rate set forth on the Dow Jones Markets Screen Page 3750 as the interbank offering rate for dollar deposits with maturities comparable to the interest period (1, 2, 3 or 6 months) we have chosen. In addition, we will be required to pay to the lenders under our revolving credit facility a commitment fee for unused commitments at a per annum rate that will fluctuate depending on our leverage ratio.

Prepayments

      Voluntary prepayments of loans and voluntary reductions in the unused commitments under the revolving credit facility will be permitted in whole or in part, in minimum amounts and subject to certain other limitations.

Collateral and Guarantees

      All of our domestic subsidiaries will guaranty our obligations under the facility. The facility will be unsecured, but we will grant a negative pledge on our assets and those of our subsidiaries that will guaranty the facility for the benefit of the lenders under the facility.

Covenants and Other Matters

      Our revolving credit facility will require us to comply with certain financial covenants, including a maximum total leverage ratio, a minimum fixed charge coverage ratio, and a minimum net worth. Our revolving credit facility will also include certain negative covenants restricting or limiting our ability to, among other things:

•	declare dividends or redeem or repurchase capital stock or make other shareholder distributions;

•	prepay, redeem or purchase certain debt;

•	guarantee or incur additional debt;

•	amend or otherwise alter terms of certain material agreements and certain debt;

•	agree with other creditors not to grant liens on our properties;

•	engage in sale leaseback transactions;

•	make loans or investments;

•	make capital expenditures;

•	engage in mergers, acquisitions, or other business combinations;

•	sell assets;

•	change our fiscal reporting periods or method of accounting; and

•	enter into transactions with affiliates.

      Our revolving credit facility will also contain certain customary representations and warranties, affirmative covenants, notice provisions, and events of default, including change of control, cross-defaults to other debt, and judgment defaults.

SHARES ELIGIBLE FOR FUTURE SALE

      If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

      Upon completion of the offering, we will have outstanding an aggregate of 21,849,072 shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. This leaves 15,849,072 shares eligible for sale in the public market as follows:

Number of Shares	Date

2,192,319	As of the date of this prospectus.
1,144,391	After 90 days from the date of this prospectus (subject, in some cases, to volume limitations).
12,512,362	At various times after 180 days from the date of this prospectus as described below under “—Lock-up Agreements.”

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 218,491 shares immediately after the offering; or

•	the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, would be entitled to sell those shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

Lock-Up Agreements

      Subject to certain exceptions described under the caption “Underwriting,” our officers, directors, and other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. waive, in writing, such an extension.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants, or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

      Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 5,147,282 shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above. See “Management—Equity Compensation Plans.”

Options

      As of September 30, 2004, there were stock options outstanding to purchase a total of 3,147,282 shares of common stock. These stock options have a weighted average exercise price of $5.48 and a weighted average of 7.1 years until expiration.

CERTAIN UNITED STATES FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following summary describes the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of the common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations promulgated thereunder, administrative pronouncements, and judicial decisions, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein and may have retroactive effect. We undertake no obligation to update this tax summary in the future.

      This summary applies only to non-U.S. holders that will hold the common stock as capital assets within the meaning of Section 1221 of the Code. It does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation.

      This summary does not address tax consequences applicable to non-U.S. holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt organizations, pension funds, insurance companies or dealers in securities or foreign currencies, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” certain former citizens of the United States, corporations that accumulate earnings to avoid U.S. federal income tax, or persons holding our common stock as part of a hedge, straddle, conversion, or other risk reduction transaction. Such persons should consult their own tax advisors to determine the U.S. federal tax consequences that may be relevant to them.

      This discussion does not address the tax treatment of partnerships or persons who hold their interests through partnerships or other pass-through entities. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock. This discussion does not consider the effect of any applicable state, local, foreign, or other tax laws, including gift and estate tax laws.

      When we refer to a non-U.S. holder, we mean a beneficial owner of common stock that for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Distributions and Dispositions

Distributions on Common Stock

      In general, if distributions were made with respect to our common stock, such distributions would be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in common stock, and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

      Generally, dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate, subject to the two following exceptions:

•	Dividends effectively connected with a trade or business of a non-U.S. holder within the United States generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis at regular rates. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

      A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dispositions of Common Stock

      Generally, a non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or, if certain tax treaties apply, the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and is attributable to a U.S. permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and, assuming that our common stock is deemed to be “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

An individual non-U.S. holder described in the first bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset against U.S. source capital losses (even though the individual is not considered a resident of the United States). A non-U.S. holder described in the second bullet point above will be subject to tax on the gain derived from the sale under regular graduated U.S. federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% (or such lower rate as may be prescribed by an applicable treaty).

      We do not believe we have been or currently are, and we do not currently anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Information Reporting

      We must report annually to the Internal Revenue Service, or IRS, and to each non-U.S. holder the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend paid to such holder and the tax withheld with respect to such distribution regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      The payment of proceeds from the sale of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale of the common stock is effected outside the United States by a foreign office, unless the broker is:

—	a U.S. person as defined in the Code;

—	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

—	a controlled foreign corporation for U.S. federal income tax purposes; or

—	a foreign partnership, if, at any time during its tax year, one or more of its partners are U.S. persons as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

Backup Withholding

      Dividends paid to a non-U.S. holder of common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The payment of proceeds from a disposition of common stock effected by a non-U.S. holder outside the United States by or through a foreign office or a broker generally will not be subject to backup withholding. Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally not subject to backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

      Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

      The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Potential investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership, and disposition of the common stock, including the tax consequences under U.S. federal, state, local, foreign, and other tax laws, including gift and estate tax laws, and the possible effects of changes in federal or other tax laws.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated November 17, 2004, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. are acting as representatives and joint bookrunning managers, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC	2,550,000
Bear, Stearns & Co. Inc.	1,950,000
William Blair & Company, L.L.C.	900,000
Jefferies & Company, Inc.	600,000

Total	6,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We and certain of the selling stockholders have granted the underwriters a 30-day option to purchase on a pro rata basis up to 272,834 additional shares from us and an aggregate of 627,166 additional shares from such selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.798 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/ dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$1.33	$1.33	$4,788,000	$5,150,869
Expenses payable by us	$0.61	$0.57	$2,196,088	$2,196,088
Underwriting Discounts and Commissions paid by the selling stockholders	$1.33	$1.33	$3,192,000	$4,026,131
Expenses payable by the selling stockholders	$—	$—	$—	$—

      The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus, except that we may (i) issue shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus; (ii) grant employee stock options, restricted stock awards or other equity awards pursuant to the terms of a plan in effect on the date of this prospectus; (iii) issue shares of our common stock pursuant to the exercise of such options or other equity awards; and/or (iv) file with the SEC one or more registration statements on Form S-8 registering the shares of our common stock issuable under our equity compensation plans in effect on the date of this prospectus, in each case subject to no further transfer during the “lock-up” period. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. waive, in writing, such an extension.

      Our officers and directors and other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. waive, in writing, such an extension. The foregoing agreement does not restrict sales of our common stock in this offering made by the selling stockholders pursuant to the underwriting agreement or sales of common stock acquired in the open market. In addition, it does not restrict the pledge of shares of common stock by certain members of our senior management to Credit Suisse First Boston LLC to secure replacement financing of existing indebtedness secured by such shares or the new lender’s foreclosure sale of the shares if a default occurs, or transfers of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to any of the following transferees who agree to be bound in writing by the terms of the lock-up and who receive such securities in a transfer not involving a disposition for value: any donee of a bona fide gift of common stock; any trust for the direct or indirect benefit of the locked-up party or a family member; any beneficiary pursuant to a will or laws of descent; or, with respect to any locked-up party that is an investment fund that is a limited partnership, limited liability company or equivalent foreign entity, to any other such entity under the control of the locked-up party or its general partner or managing member.

      The underwriters have reserved for sale at the initial public offering price up to 300,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We have applied to list the shares of common stock on The Nasdaq National Market under the symbol “PRAI.”

      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, investment banking, and other services for us, our affiliates, and our officers in the ordinary course of business, for which they have received, or will receive, customary fees and expenses. In addition, affiliates of Credit Suisse First Boston LLC own limited partnership interests in Genstar Capital Partners III, L.P. for an aggregate limited partnership interest in Genstar Capital Partners III, L.P. of approximately 13.6%. As a result of these holdings, such affiliates have a passive, indirect ownership interest in an aggregate of approximately 7.6% of our outstanding common stock as of September 30, 2004.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation among us, the selling stockholders and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that were considered in determining the public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

      We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      The common stock is being offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

      Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

      In particular, each underwriter has represented and agreed that:

•	it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the common stock, will not offer or sell any common stock to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of the FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us;

•	it will not offer or sell any common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it is aware of the fact that no German selling prospectus (Verkaufsprospekt) has been or will be published in respect of the sale of the common stock and that it will comply with the Securities Selling Prospectus Act of the Federal Republic of Germany (Wertpapier-Verkaufsprospektgesetz). In particular, each underwriter has undertaken not to engage in a public offering in the Federal Republic of Germany with respect to any common stock otherwise than in accordance with the Securities Selling Prospectus Act and any other act replacing or supplementing the Securities Selling Prospectus Act and all other applicable laws and regulations;

•	the common stock is being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to (a) qualified investors (investisseurs qualifiés) and/or (b) a restricted group of investors (cercle restreint d’investisseurs), all as defined in Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998; and

•	the common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, among others, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the course of their profession or trade may not participate in the offering of the common stock, and this prospectus or any other offering material relating to the common stock may not be considered an offer or the prospect of an offer to sell or exchange the common stock.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “—Resale Restrictions.”

Rights of Action—Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of our common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins LLP, Washington, D.C. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

      The consolidated financial statements of PRA International as of December 31, 2002 and 2003 and for the two years in the period ended December 31, 2003 included in this prospectus and elsewhere in the registration statement of which this prospectus forms a part have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

      Arthur Andersen LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and for the year ended December 31, 2001, as set forth in their report included in this prospectus. We have included such financial statements in this prospectus in reliance on Arthur Andersen LLP’s report, given on their authority as experts in accounting and auditing. Arthur Andersen LLP has not consented to the inclusion or incorporation of their report in the registration statement and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of their report in the registration statement, it may be difficult for you to seek remedies against Arthur Andersen LLP in connection with any material misstatement or omission that may be contained in our consolidated financial statements and schedules for such periods. In particular, and without limitation, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omission of a material fact required to be stated in those financial statements. Further, Arthur Andersen LLP has ceased operations and may have insufficient assets available to satisfy any claims you may successfully assert against it under securities or other laws.

      KPMG LLP, independent registered public accounting firm, has audited the consolidated financial statements of CroMedica International Inc. at March 31, 2001 and 2002 and for each of the years in the two year period ended March 31, 2002, as set forth in their report included in this prospectus. We have included such financial statements in this prospectus in reliance on KPMG LLP’s report, and upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

      The registration statement and the exhibits thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC’s website at http://www.sec.gov. You may request copies of the filing, at no cost, by telephone at (703) 748-0760 or by mail at PRA International, 8300 Greensboro Drive, McLean, Virginia 22102.

      As a result of this offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by our independent registered public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

PRA INTERNATIONAL AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of PRA International:

      In our opinion, the accompanying consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of operations, of changes in stockholders’ equity and other comprehensive income and of cash flows, present fairly, in all material respects, the financial position of PRA International (formerly PRA Holdings, Inc.) and subsidiaries (collectively, the Company) at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of PRA International Operations, Inc. (formerly PRA International, Inc.) and subsidiaries for the period from January 1, 2001 to June 27, 2001 and the financial statements of PRA International and subsidiaries as of December 31, 2001 and for the period from June 28, 2001 to December 31, 2001, before the revisions described in Notes 1 and 2, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 21, 2002.

      As discussed above, the consolidated financial statements of PRA International Operations, Inc. and subsidiaries for the period from January 1, 2001 to June 27, 2001 and the financial statements of PRA International and subsidiaries as of December 31, 2001 and for the period from June 28, 2001 to December 31, 2001 were audited by other independent accountants who have ceased operations. As described in Note 2, these financial statements have been restated to reflect the adoption of Emerging Issues Task Force Issue 01-14 “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.” As described in Note 1, these financial statements have also been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. We audited the adjustments described in Note 2 that were applied to restate the financial statements for the period from January 1, 2001 to June 27, 2001 and for the period from June 28, 2001 to December 31, 2001. We also audited the transitional disclosures described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied and the transitional disclosures for the period from January 1, 2001 to June 27, 2001 and for the period from June 28, 2001 to December 31, 2001 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the financial statements for the period from January 1, 2001 to June 27, 2001 or for the period from June 28, 2001 to December 31, 2001 of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the financial statements for the period from January 1, 2001 to June 27, 2001 or for the period from June 28, 2001 to December 31, 2001 taken as a whole.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill upon the adoption of the accounting guidance of Statement of Financial Accounting Standards No. 142 on January 1, 2002.

/s/     PricewaterhouseCoopers LLP

McLean, Virginia
March 24, 2004, except as to paragraph three of Note 1 which is as of November 16, 2004

      This report is a copy of a previously issued report of Arthur Andersen LLP and this report has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PRA Holdings, Inc. and subsidiaries:

      We have audited the accompanying consolidated balance sheet of PRA International, Inc. (a Delaware corporation) and subsidiaries (the Predecessor as discussed in Note 1) as of December 31, 2000 and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for the years ended December 31, 1999 and 2000, and the period from January 1, 2001 to June 27, 2001. We have also audited the accompanying consolidated balance sheet of PRA Holdings, Inc. (a Delaware corporation) and subsidiaries (the Successor as discussed in Note 1) as of December 31, 2001, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the period from June 28, 2001 to December 31, 2001. These consolidated financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PRA International, Inc. and subsidiaries (the Predecessor), as of December 31, 2000, and the results of their operations and their cash flows for the years ended December 31, 1999 and 2000, and the period from January 1, 2001 to June 27, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PRA Holdings, Inc. and subsidiaries (the Successor), as of December 31, 2001, and the results of their operations and their cash flows for the period from June 28, 2001 to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/     Arthur Andersen LLP

Vienna, Virginia
February 21, 2002

PRA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)

	As of
	December 31,		As of
			September 30,
	2002	2003	2004

			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$13,798	$32,328	$28,638
Accounts receivable and unbilled services, net	80,276	99,517	92,323
Prepaid expenses and other current assets	5,199	5,860	6,055
Deferred tax assets	7,253	8,211	5,120

Total current assets	106,526	145,916	132,136
Fixed assets, net	19,835	21,875	21,069
Goodwill	100,560	100,937	100,590
Other intangibles, net of accumulated amortization of $4,914 (unaudited), $4,051 and $2,693 as of September 30, 2004, December 31, 2003 and 2002, respectively	26,970	25,899	25,422
Other assets	656	3,931	3,771

Total assets	$254,547	$298,558	$282,988

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$19,761	$13,537	$6,662
Accrued expenses	21,982	25,310	32,979
Income taxes payable	855	—	5,862
Advance billings	106,990	112,836	105,035
Long-term debt, current portion	367	2,682	164

Total current liabilities	149,955	154,365	150,702
Deferred tax liability	12,464	10,016	9,561
Deferred rent	531	824	712
Other liabilities	—	978	68
Long-term debt	32,509	57,810	46,797

Total liabilities	195,459	223,993	207,840
Commitments and contingencies (Note 14)

Stockholders’ equity
Common stock $0.01 par value; 36,000,000 shares authorized as of September 30, 2004, December 31, 2003 and 2002; 17,133,276 (unaudited), 15,273,044 and 14,757,932 shares issued and outstanding as of September 30, 2004, December 31, 2003 and 2002, respectively	148	153	171
Exchangeable shares; $0.01 par value; 1,115,796 shares authorized, issued and outstanding	11	11	11
Treasury stock	—	—	(93)
Additional paid-in capital—common stock	46,096	47,306	50,078
Additional paid-in capital—exchangeable shares	7,102	7,102	7,102
Notes receivable from stockholders	(401)	(401)	(2,260)
Accumulated other comprehensive income	623	1,638	2,376
Retained earnings	5,509	18,756	17,763

Total stockholders’ equity	59,088	74,565	75,148

Total liabilities and stockholders’ equity	$254,547	$298,558	$282,988

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Predecessor	Successor

	Period from	Period from
	January 1,	June 28,	Year Ended		Nine Months Ended
	2001 to	2001 to	December 31,		September 30,
	June 27,	December 31,
	2001	2001	2002	2003	2003	2004

					(unaudited)	(unaudited)
Revenue
Service revenue	$55,477	$59,600	$176,365	$247,888	$186,397	$206,271
Reimbursement revenue	7,491	8,316	24,648	42,109	31,626	23,443

Total revenue	62,968	67,916	201,013	289,997	218,023	229,714
Operating expenses
Direct costs	29,078	31,008	94,761	126,501	94,887	98,889
Reimbursable out-of-pocket costs	7,491	8,316	24,648	42,109	31,626	23,443
Selling, general, and administrative	19,548	19,903	57,897	80,585	59,524	67,380
Option repurchase	—	—	—	—	—	3,713
Employee per option bonus related to tender	—	—	—	—	—	2,274
Depreciation and amortization	2,244	5,016	6,956	8,967	6,503	7,050
Merger costs	1,000	—	—	—	—	—
Management fee	—	396	800	800	600	600

Income from operations	3,607	3,277	15,951	31,035	24,883	26,365
Interest expense	(313)	(2,411)	(4,247)	(7,190)	(3,048)	(2,610)
Interest income	155	132	147	334	195	269
Other income (expenses), net	53	13	(721)	(4,023)	(2,364)	832

Income before income taxes	3,502	1,011	11,130	20,156	19,666	24,856
Provision for income taxes	1,751	1,139	5,493	6,909	5,491	8,998

Net income (loss)	$1,751	$(128)	$5,637	$13,247	$14,175	$15,858

Dividends and accretion on preferred stock	924

Net income available to common stockholders	$827

Net income (loss) per share
	(unaudited)	(unaudited)

Basic	$0.25	$(0.01)	$0.37	$0.83	$0.89	$0.88
Diluted	$0.21	$(0.01)	$0.32	$0.71	$0.73	$0.79

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME

(Dollars in thousands, except share amounts)

									Additional	Additional
	Redeemable Preferred				Exchangeable				Paid-In	Paid-In	Notes
	Stock Series A		Common Stock		Shares		Treasury Stock		Capital —	Capital —	Receivable
									Common	Exchangeable	from
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Shares	Stockholders

Predecessor

Balance as of December 31, 2000	1,658,082	$26,594	3,301,574	$33	—	$—	1,545,540	$(8,539)	$4,106	—	$—
Accretion and dividends on Series A preferred stock	—	924	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	—	—
Comprehensive income

Balance as of June 27, 2001	1,658,082	$27,518	3,301,574	$33	—	$—	1,545,540	$(8,539)	$4,106	—	$—

Successor

Balance as of June 28, 2001			—	$—	—	$—	—	$—	$—	—	$—
Issuance of common stock for cash and equity			13,922,424	139	—	—	—	—	43,227	—	—
Exercise of common stock options			536,164	6	—	—	—	—	436	—	(401)
Net loss			—	—	—	—	—	—	—	—	—
Other comprehensive income
Foreign currency translation adjustment, net of tax			—	—	—	—	—	—	—	—	—
Comprehensive income

Balance as of December 31, 2001			14,458,588	$145	—	$—	—	$—	$43,663	—	$(401)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated
	Other	Retained
	Comprehensive	Earnings/		Other
	Income/	(Accumulated		Comprehensive
	(Loss)	Deficit)	Total	Income/(Loss)

Predecessor

Balance as of December 31, 2000	$(455)	$(5,330)	$16,409
Accretion and dividends on Series A preferred stock	—	(924)	—
Net income	—	1,751	1,751	$1,751
Other comprehensive income
Foreign currency translation adjustment, net of tax	(54)	—	(54)	(54)

Comprehensive income				$1,697

Balance as of June 27, 2001	$(509)	$(4,503)	$18,106

Successor

Balance as of June 28, 2001	$—	$—	$—
Issuance of common stock for cash and equity	—	—	43,366
Exercise of common stock options	—	—	41
Net loss	—	(128)	(128)	$(128)
Other comprehensive income
Foreign currency translation adjustment, net of tax	(26)	—	(26)	(26)

Comprehensive income				$(154)

Balance as of December 31, 2001	$(26)	$(128)	$43,253

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME—(Continued)

(Dollars in thousands, except share amounts)

	Redeemable								Additional	Additional
	Preferred Stock				Exchangeable				Paid-In	Paid-In	Notes
	Series A		Common Stock		Shares		Treasury Stock		Capital —	Capital —	Receivable
									Common	Exchangeable	from
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Shares	Stockholders

Balance as of December 31, 2001			14,458,588	$145	—	$—	—	$—	$43,663	—	$(401)
Issuance of equity securities in connection with purchase business combinations			227,824	2	1,115,796	11	—	—	2,431	7,102	—
Exercise of common stock options			71,520	1	—	—	—	—	2	—	—
Net income			—	—	—	—	—	—	—	—	—
Other comprehensive income
Foreign currency translation adjustment, net of tax			—	—	—	—	—	—	—	—	—
Fair market value adjustments on interest rate agreement, net of tax			—	—	—	—	—	—	—	—	—
Comprehensive income

Balance as of December 31, 2002			14,757,932	148	1,115,796	11	—	—	46,096	7,102	(401)
Issuance of common stock in connection with purchase business combination			156,824	2	—	—	—	—	1,174	—	—
Exercise of common stock options			115,088	1	—	—	—	—	36	—	—
Exercise of warrants			243,200	2	—	—	—	—	—	—	—
Net income			—	—	—	—	—	—	—	—	—
Other comprehensive income
Foreign currency translation adjustment, net of tax			—	—	—	—	—	—	—	—	—
Fair market value adjustments on interest rate agreement, net of tax			—	—	—	—	—	—	—	—	—
Comprehensive income

Balance as of December 31, 2003			15,273,044	$153	1,115,796	$11	—	$—	$47,306	$7,102	$(401)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated	Retained		Other
	Other	Earnings/		Comprehensive
	Comprehensive	(Accumulated		Income/
	Income/(Loss)	Deficit)	Total	(Loss)

Balance as of December 31, 2001	$(26)	$(128)	$43,253
Issuance of equity securities in connection with purchase business combinations	—	—	9,546
Exercise of common stock options	—	—	3
Net income	—	5,637	5,637	$5,637
Other comprehensive income
Foreign currency translation adjustment, net of tax	931	—	931	931
Fair market value adjustments on interest rate agreement, net of tax	(282)	—	(282)	(282)

Comprehensive income				$6,286

Balance as of December 31, 2002	623	5,509	59,088
Issuance of common stock in connection with purchase business combination	—	—	1,176
Exercise of common stock options	—	—	37
Exercise of warrants	—	—	2
Net income	—	13,247	13,247	$13,247
Other comprehensive income
Foreign currency translation adjustment, net of tax	908	—	908	908
Fair market value adjustments on interest rate agreement, net of tax	107	—	107	107

Comprehensive income				$14,262

Balance as of December 31, 2003	$1,638	$18,756	$74,565

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME—(Continued)

(Dollars in thousands, except share amounts)

									Additional	Additional
	Redeemable Preferred								Paid-In	Paid-In	Notes
	Stock Series A		Common Stock		Exchangeable Shares		Treasury Stock		Capital —	Capital —	Receivable
									Common	Exchangeable	from
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Shares	Stockholders

Balance as of December 31, 2003			15,273,044	$153	1,115,796	$11	—	$—	$47,306	$7,102	$(401)
Issuance of common stock for cash and stock			14,116	—	—	—	—	—	150	—	—
Exercise of common stock options			1,130,736	11	—	—	—	—	2,628	—	(1,777)
Exercise of warrants			729,596	7	—	—	—	—	(6)	—	—
Purchase of treasury stock			(14,216)	—	—	—	14,216	(93)	—	—	—
Declaration of dividends			—	—	—	—	—	—	—	—	—
Net income			—	—	—	—	—	—	—	—	—
Interest on notes receivable from stockholders			—	—	—	—	—	—	—	—	(82)
Other comprehensive income
Foreign currency translation adjustment, net of tax			—	—	—	—	—	—	—	—	—
Fair market value adjustments on interest rate agreement, net of tax			—	—	—	—	—	—	—	—	—
Comprehensive income

Balance as of September 30, 2004 (unaudited)			17,133,276	$171	1,115,796	$11	14,216	$(93)	$50,078	$7,102	$(2,260)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated	Retained
	Other	Earnings/		Other
	Comprehensive	(Accumulated		Comprehensive
	Income/(Loss)	Deficit)	Total	Income/(Loss)

Balance as of December 31, 2003	$1,638	$18,756	$74,565
Issuance of common stock for cash and stock	—	—	150
Exercise of common stock options	—	—	862
Exercise of warrants	—	—	1
Purchase of treasury stock	—	—	(93)
Declaration of dividends	—	(16,851)	(16,851)
Net income	—	15,858	15,858	$15,858
Interest on notes receivable from stockholders	—	—	(82)
Other comprehensive income
Foreign currency translation adjustment, net of tax	663	—	663	663
Fair market value adjustments on interest rate agreement, net of tax	75	—	75	75

Comprehensive income				$16,596

Balance as of September 30, 2004 (unaudited)	$2,376	$17,763	$75,148

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Predecessor	Successor

	Period from	Period from
	January 1,	June 28,	Year Ended		Nine Months Ended
	2001 to	2001 to	December 31,		September 30,
	June 27,	December 31,
	2001	2001	2002	2003	2003	2004

					(unaudited)	(unaudited)
Cash flow from operating activities
Net income	$1,751	$(128)	$5,637	$13,247	$14,175	$15,858
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,244	5,016	6,956	8,967	6,503	7,050
Provision for doubtful receivables	250	76	1,888	4,851	2,016	2,692
Amortization of debt discount	—	126	379	1,642	—	—
Provision for deferred income taxes	612	(2,672)	(1,228)	(3,997)	(696)	2,627
Debt issuance costs writeoff	—	—	—	750	—	—
Changes in assets and liabilities:
Accounts receivable and unbilled services	5,794	(8,711)	(29,251)	(18,538)	(894)	5,389
Prepaid expenses and other assets	(5,187)	2,934	1,444	408	980	28
Accounts payable and accrued expenses	4,330	452	3,481	(4,873)	(3,276)	(288)
Income taxes	(1,605)	434	989	(481)	(4,548)	6,331
Advance billings	(2,795)	23,805	38,147	82	(20,577)	(8,650)

Net cash provided (used) by operating activities	5,394	21,332	28,442	2,058	(6,317)	31,037

Cash flow from investing activities
Purchase of fixed assets	(3,238)	(2,721)	(7,763)	(8,140)	(4,766)	(5,943)
Disposal of fixed assets	—	—	—	540	31	621
Cash paid for acquisitions, net of cash acquired	—	—	(16,862)	(1,999)	(500)	(200)

Net cash used in investing activities	(3,238)	(2,721)	(24,625)	(9,599)	(5,235)	(5,522)

Cash flow from financing activities
Proceeds from successor equity issued	—	44,375	—	—	—	—
Proceeds from issuance of debt	359	51,110	10,758	69,700	21,054	5,000
Repayment of debt and capital leases	(231)	(8,618)	(25,341)	(43,710)	(21,561)	(18,535)
Payment of dividends	—	—	—	—	—	(16,851)
Purchase of treasury stock	—	—	—	—	—	(93)
Payments to predecessor owners	—	(87,903)	—	—	—	—
Proceeds from stock option and warrant exercises	—	41	2	38	37	862

Net cash provided by (used in) financing activities	128	(995)	(14,581)	26,028	(470)	(29,617)
Effect of exchange rate on cash and cash equivalents	(6)	(67)	850	43	3,653	412

Increase (decrease) in cash and cash equivalents	2,278	17,549	(9,914)	18,530	(8,369)	(3,690)
Cash and cash equivalents at beginning of period	3,885	6,163	23,712	13,798	13,798	32,328

Cash and cash equivalents at end of period	$6,163	$23,712	$13,798	$32,328	$5,429	$28,638

Supplemental disclosure of cash flow information
Cash paid for taxes	$2,679	$512	$4,951	$11,666	$7,333	$2,249

Cash paid for interest	$313	$1,258	$3,995	$4,980	$3,044	$2,248

Option exercise for note receivable from stockholder	—	$401	—	—	—	$1,777

The accompanying notes are an integral part of these financial statements.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Operations and Significant Accounting Policies

Nature of Operations

      PRA International (formerly PRA Holdings, Inc.) and its subsidiaries (collectively, the “Company”) is a full-service global contract research organization providing a broad range of product development services for pharmaceutical and biotechnology companies around the world. The Company’s integrated services includes data management, statistical analysis, clinical trials management, and regulatory and drug development consulting.

Organization

      PRA International is the parent holding company for PRA International Operations, Inc. (formerly PRA International, Inc.) and Pharmaceutical Research Associates, Inc., its primary operating subsidiary. PRA International was incorporated under the state laws of Delaware in April 2001 and was formed for the sole purpose of acquiring the outstanding stock of PRA International Operations, Inc. Effective June 28, 2001, pursuant to a plan of merger by and between PRA International and PRA International Operations, Inc., PRA International acquired 100% of the ownership of PRA International Operations, Inc. for cash, stock and stock options in PRA International (the “Merger”). The transaction was accounted for as a business combination using the purchase method of accounting. The Merger resulted in a change in control of PRA International Operations, Inc. and included the continuation of certain stockholder interests in PRA International Operations, Inc. through PRA International.

      On October 20, 2004, the Board of Directors approved an amendment and restatement of the Company’s Amended and Restated Certificate of Incorporation to be filed prior to the closing of the initial public offering to effect a four-for-one stock split of the outstanding common stock. The accompanying financial statements give retroactive effect to the four-for-one stock split for all periods presented after the Merger.

Unaudited Interim Results

      The accompanying September 30, 2003 and 2004 unaudited consolidated financial statements and information have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts and results of operations of the Company. All significant intercompany balances and transactions have been eliminated. Investments in which the Company exercises significant influence, but which do not control (generally 20% to 50% ownership interest), are accounted for under the equity method of accounting. To date, such investments have been immaterial.

Risks and Other Factors

      The Company’s revenues are dependent on research and development expenditures of the pharmaceutical and biotechnology industries. Any significant reduction in research and development expenditures by the pharmaceutical and biotechnology industries could have a material adverse effect on the Company and its results of operations.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Clients of the Company generally may terminate contracts without cause upon 30 to 60 days notice. While the Company generally negotiates deposit payments and early termination fees up front, such terminations could significantly impact the future level of staff utilization and have a material adverse effect on the Company and the results of future operations.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, the Company’s method of revenue recognition requires estimates of costs to be incurred to fulfill existing long-term contract obligations. Actual results could differ from those estimates. Estimates are also used when accounting for certain items such as provision for doubtful receivables, depreciation and amortization, asset impairment, certain acquisition-related assets and liabilities, income taxes, fair market value determinations, and contingencies.

Cash Equivalents

      The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Unbilled Services

      Unbilled services represent amounts earned for services that have been rendered but for which clients have not been billed and include reimbursement revenue. Unbilled services are generally billable upon submission of appropriate billing information, achievement of contract milestones or contract completion.

Fixed Assets

      Fixed assets and software purchased or developed for internal use are recorded at cost and are depreciated on a straight-line basis over the following estimated useful lives:

Furniture and equipment	7 years
Computer hardware and software	3-7 years
Leasehold improvements	The shorter of 10 years or the lease term

Fair Value of Financial Instruments

      The carrying amount of financial instruments, including cash and cash equivalents, trade receivables, contracts receivable, other current assets, accounts payable, and accrued expenses, approximate fair value due to the short maturities of these instruments. The Company’s long-term debt bears interest at a variable market rate, and the Company believes that the carrying amount of the long-term debt approximates fair value.

Impairment of Long-Lived Assets

      The Company reviews the recoverability of its long-lived asset groups, including furniture and equipment, computer hardware and software, leasehold improvements, and other finite-lived intangibles, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The Company’s primary measure of fair value is based on discounted cash flows. The measurement of impairment requires the Company to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

Goodwill and Other Intangibles

      Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), whereby goodwill and indefinite-lived intangible assets are no longer amortized, but instead are tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Separate intangible assets that have finite useful lives continue to be amortized over their estimated useful lives. No impairments were identified during the years ended December 31, 2002 and 2003.

      The calculation of reported net income (loss) adjusted for goodwill and trademark amortization is shown below:

	Predecessor	Successor

	Period From	Period from
	January 1,	June 28,	Year ended
	2001 to	2001 to	December 31,
	June 27,	December 31,
	2001	2001	2002	2003

	(Dollars in thousands, except per share amounts)
Net income, as reported	$827	$(128)	$5,637	$13,247
Add back: Goodwill amortization	260	1,375	—	—
Add back: Trademark amortization	—	474	—	—

Net income, as adjusted	$1,087	$1,721	$5,637	$13,247

	(unaudited)	(unaudited)
Basic net income (loss) per share, as reported	$0.25	$(0.01)	$0.37	$0.83
Basic net income (loss) per share, as adjusted	$0.33	$0.12	$0.37	$0.83
Diluted net income (loss) per share, as reported	$0.21	$(0.01)	$0.32	$0.71
Diluted net income (loss) per share, as adjusted	$0.27	$0.12	$0.32	$0.71

Advance Billings

      Advance billings represent amounts associated with services, reimbursement revenue and investigator fees that have been received but have not yet been earned or paid.

Revenue Recognition

      Revenue from fixed-price contracts are recorded on a proportional performance basis. To measure performance, the Company compares the direct costs incurred to estimated total direct contract costs through completion. The estimated total direct costs are reviewed and revised periodically throughout the lives of the contracts, with adjustments to revenue resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Direct costs consist primarily of direct labor and other related costs. Revenue from time and materials contracts are recognized as hours are incurred, multiplied by contractual billing rates. Revenue from unit-based contracts are generally recognized as units are completed.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      A majority of the Company’s contracts undergo modifications over the contract period and the Company’s contracts provide for these modifications. During the modification process, the Company recognizes revenue to the extent it incurs costs, provided client acceptance is deemed reasonably assured and amounts are reasonably estimable.

      If it is determined that a loss will result from performance under a contract, the entire amount of the loss is charged against income in the period in which the determination is made.

Reimbursement Revenue and Reimbursable Out-of-Pocket Costs

      In addition to the various contract costs previously described, the Company incurs out-of-pocket costs, in excess of contract amounts, which are reimbursable by its customers. Pursuant to EITF 01-14, “Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred,” the Company includes out-of-pocket costs as reimbursement revenue and reimbursable out-of-pocket costs in the consolidated statements of operations.

      As is customary in the industry, the Company routinely enters into separate agreements on behalf of its clients with independent physician investigators in connection with clinical trials. The reimbursements received for investigator fees are netted against the related cost, since such fees are the primary obligation of the Company’s clients, on a “pass-through basis,” without risk or reward to the Company. The Company is not obligated either to perform the service or to pay the investigator in the event of default by the client.

Significant Customers

      Service revenue from individual customers greater than 10% of consolidated service revenue; in the respective periods were as follows:

	Predecessor	Successor

	Period from	Period from	Year Ended
	January 1 to	June 28 to	December 31,
	June 27,	December 31,
	2001	2001	2002	2003

Customer A	*	13%	12%	*
Customer B	*	*	*	11%
Customer C	*	*	*	10%
Customer D	16%	11%	*	*

*	Less than 10% of consolidated service revenues in the respective period.

      Due to the nature of the Company’s business and the relative size of certain contracts, it is not unusual for a significant customer in one year to be insignificant in the next. However, it is possible that the loss of any single significant customer could have a material adverse effect on the Company’s results from operations.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, accounts receivable, and unbilled services. As of December 31, 2003, substantially all of the Company’s cash was held in two domestic banks. Accounts receivable and unbilled services include amounts due from pharmaceutical and biotechnology companies. Accounts receivable and unbilled services

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from individual customers that are equal to or greater than 10% of consolidated accounts receivable and unbilled services in the respective periods were as follows:

	As of
	December 31,

	2002	2003

Customer A	13%	*
Customer B	*	10%

*	Less than 10% of consolidated accounts receivable and unbilled services as of the end of each period.

      The Company establishes an allowance for potentially uncollectible receivables. In management’s opinion, there is no additional material credit risk beyond amounts provided for such losses.

Foreign Currency Translation

      The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at exchange rates in effect as of the end of the period. Equity activities are translated at the spot rate effective at the date of the transaction. Revenue and expense accounts and cash flows of these operations are translated at average exchange rates prevailing during the period the transactions occurred. Translation gains and losses are included as an adjustment to the accumulated other comprehensive income account in stockholders’ equity. Transaction gains and losses are included in other income (expenses), net, in the accompanying Consolidated Statements of Operations. The Company recorded transaction losses of $0.6 million and $4.1 million during the years ended December 31, 2002 and 2003. Transaction losses during the period from January 1, 2001 to June 27, 2001 and the period from June 28, 2001 to December 31, 2001, were immaterial.

Comprehensive Income (Loss)

      The components of comprehensive income (loss) include the foreign currency translation adjustment and an adjustment resulting from a change in the fair value of an interest rate agreement.

Income Taxes

      Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and are reversed at such time that realization is believed to be more likely than not. Future reversals of valuation allowance on acquired deferred tax assets will first be applied against goodwill and other intangibles before recognition of a benefit in the consolidated statement of operations. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities, exclusive of amounts related to the exercise of stock options which benefit is recognized directly as an increase in stockholders’ equity.

Stock-Based Compensation

      The Company measures compensation expense for its employee stock-based compensation in accordance with the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under this method, when the exercise price of options granted to employees is less than the fair value of the underlying stock on the grant date, compensation expense is recognized over the applicable vesting period. As the exercise price of the stock option has equaled or exceeded the fair market value of the underlying common stock at the date of grant, no compensation expense has been recorded. The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148. Had

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation cost been determined based on the stock’s fair market value at the grant dates for awards under the Company’s stock option plan in accordance with FAS No. 123, the Company’s net income would have been as follows:

	Predecessor	Successor

	Period from	Period from
	January 1,	June 28,	Year Ended		Nine Months Ended
	2001 to	2001 to	December 31,		September 30,
	June 27,	December 31,
	2001	2001	2002	2003	2003	2004

					(unaudited)	(unaudited)
	(Dollars in thousands, except per share amounts)
Net income (loss), as reported	$827	$(128)	$5,637	$13,247	$14,175	$15,858
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(18)	(94)	(176)	(281)	(183)	(231)

FAS No. 123 pro forma net income (loss)	$809	$(222)	$5,461	$12,966	$13,992	$15,627

	(unaudited)	(unaudited )

Basic net income (loss) per share, as reported	$0.25	$(0.01)	$0.37	$0.83	$0.89	$0.88
Basic net income (loss) per share, pro forma	$0.25	$(0.02)	$0.36	$0.81	$0.88	$0.87
Diluted net income (loss) per share, as reported	$0.21	$(0.01)	$0.32	$0.71	$0.73	$0.79
Diluted net income (loss) per share, pro forma	$0.20	$(0.02)	$0.31	$0.69	$0.72	$0.78

      The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of the options granted and assumptions used to derive the fair values are set forth in the following table:

	Predecessor	Successor

	Period from	Period from
	January 1,	June 28,	Year Ended		Nine Months Ended
	2001 to	2001 to	December 31,		September 30,
	June 27,	December 31,
	2001	2001	2002	2003	2003	2004

					(unaudited)	(unaudited)
Weighted-average fair value of options granted	—	$0.50	$0.83	$0.75	$0.75	$1.24
Risk-free rate	—	4.19%	3.50%	2.54%	2.54%	2.84%
Expected life, in years	—	4.0	4.0	4.0	4.0	4.0
Volatility	—	0%	0%	0%	0%	0%

Debt Issuance Costs

      Debt issuance costs relating to the Company’s credit facilities are deferred and amortized to interest expense using the straight-line method, which approximates the interest method, over the respective terms of the debt concerned.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives

      The Company utilizes derivative financial instruments to reduce interest rate risks and does not hold derivative instruments for trading purposes. Derivatives are accounted for in accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company recognizes derivative instruments as either assets or liabilities in the balance sheet and measures them at fair value. If designated as a cash flow hedge, the corresponding changes in fair value are recorded in stockholders equity (as a component of comprehensive income/ expense).

Recent Accounting Pronouncements

      In January 2003, the EITF published Issue 00-21, “Revenue Arrangements with Multiple Deliverables,” which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF Issue 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has adopted EITF Issue 00-21 and determined that there is no material impact on the Company’s financial position, results of operations, or cash flows.

      In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where, among others, there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003, and applies in the first year beginning after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has adopted FIN 46 and determined that there is no material impact on the Company’s financial position, results of operations, or cash flows.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”). SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in Statement No. 133. It also specifies when a derivative contains a financing component that warrants special reporting in the Consolidated Statement of Cash Flows. SFAS No. 149 amends certain other existing pronouncements in order to improve consistency in reporting these types of transactions. The new guidance is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company has adopted SFAS No. 149 and determined that there is no material impact on the Company’s financial position, results of operations, or cash flows.

Reclassification

      Certain prior year amounts have been reclassified to conform with current year’s presentation.

(2) Revisions to Prior Financial Statements

      In November 2001, the FASB released EITF 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.” EITF 01-14 requires that in cases where the Company acts as a principal, reimbursements received for out-of-pocket expenses incurred be

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

characterized as revenue and the associated costs included as operating expenses in the income statement. The Company adopted this provision as of January 1, 2002 and, as required, has reclassified comparative financial information for 2001. These out-of-pocket costs are reflected in the Company’s Consolidated Statements of Operations under “Reimbursement Revenue” and “Reimbursable Out-of-Pocket Costs.” Net income was not affected by the adoption.

(3) Merger

      Pursuant to the Merger, PRA International recorded its investment in PRA International Operations, Inc. (the “Investment”) using a combination of historical carrying amounts and fair value. The Investment recorded at historical carrying amounts is based upon the relative ownership of certain Predecessor stockholders in the Company. The remaining Investment in the net assets of PRA International Operations, Inc. was recorded based upon fair value of the net assets acquired. Fair value was determined by reference to the consideration received in the Merger, which included cash of approximately $95.0 million and stock and stock options valued at approximately $9.5 million.

      PRA International’s investment in PRA International Operations, Inc. was allocated to the following long-term tangible and intangible assets (dollars in thousands):

Fixed assets	$13,815
Non-compete agreements	1,629
Deferred financing costs	1,935
Customer relationships	5,489
Trade name	18,953
Goodwill	65,750

$107,571

      Through December 31, 2001, amounts assigned to goodwill and trade name were being amortized over their estimated useful lives of 20 years. Through December 31, 2002, amounts allocated to customer relationships and non-compete agreements were being amortized over their estimated useful lives, ranging from 2 to 10 years. As discussed in Note 1, effective January l, 2002, consistent with the adoption of FAS No. 142, the Company ceased amortization of amounts assigned to goodwill and indefinite lived intangibles. The trade name is classified as indefinite lived intangibles.

(4) Acquisitions

      During 2002 and 2003, the Company completed four strategic acquisitions of contract research organizations in order to expand its international operations and therapeutic expertise.

ClinCare Consulting BVBA

      On December 1, 2003, the Company acquired all of the equity of ClinCare Consulting BVBA (“ClinCare”). The Company paid approximately a combined $4.0 million of cash and 156,824 shares of common stock of the Company. The acquisition was accounted for as a business combination using the purchase method of accounting. Results of ClinCare’s acquired operations have been included in the consolidated financial statements from the date of acquisition.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The purchase price, including certain adjustments subsequent to the closing date of the ClinCare acquisition, was allocated as follows (dollars in thousands):

Accounts receivable	$266
Other current assets	23
Fixed assets and other tangible assets	15
Goodwill	2,686
Liabilities	(196)

Purchase price, net of cash acquired of $1.2 million	$2,794

Valid-Trio GmbH

      On October 8, 2003, the Company acquired all of the assets and benefits of existing contracts of Valid-Trio GmbH (“Valid-Trio”). The Company paid $0.2 million in cash consideration. Additionally, the Company may issue 32,720 shares of common stock as contingent consideration if certain performance measures are met in 2004. The purchase resulted in recorded goodwill of $0.2 million. Results of Valid-Trio’s acquired operations have been included in the consolidated financial statements from the date of acquisition.

CroMedica International Inc.

      On June 19, 2002, the Company acquired all of the outstanding equity of CroMedica International Inc. (“CroMedica”). The Company paid approximately $25.3 million in cash, common stock and exchangeable shares and assumed liabilities of approximately $25.0 million. Results of CroMedica’s operations have been included in the consolidated financial statements of the Company from the date of acquisition. The fair value of options assumed in the transaction was estimated using the Black-Scholes option pricing model.

      The purchase price, including certain adjustments subsequent to the closing date of the CroMedica acquisition, was allocated as follows (dollars in thousands):

Other assets	$19,038
Other liabilities	(24,980)
Goodwill	28,351
Intangible assets	2,917

$25,326

Staticon International España, SA

      On April 19, 2002, the Company acquired all of the outstanding equity of Staticon International, SA (“Staticon”). The Company paid approximately $3.3 million in cash and equity and assumed liabilities of approximately $1.5 million. The acquisition was accounted for as a business combination using the purchase method of accounting. Results of Staticon’s acquired operations have been included in the consolidated financial statements from the date of acquisition.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The purchase price, including certain adjustments subsequent to the closing date of the Staticon acquisition, was allocated as follows (dollars in thousands):

Accounts receivable	$484
Fixed assets and other tangible assets	1,007
Goodwill	2,432
Intangibles	908
Liabilities	(1,491)

$3,340

      The unaudited pro forma results of operations of the Company presented below reflect the acquisitions of Staticon and CroMedica as though the acquisitions had been completed as of January 1, 2002. There were no material acquisitions during 2003. These unaudited results are not necessarily indicative of future operating results or what would have occurred had the acquisitions been consummated on that date (dollars in thousands, except per share amounts).

Pro Forma
Year Ended
December 31,
2002

Total revenue	$235,513
Net income	$5,964
Net income per share:
Basic	1.57
Diluted	1.36

(5) Accounts receivable and unbilled services

      Accounts receivable and unbilled services include service revenue, reimbursement revenue, and amounts associated with work performed by investigators (dollars in thousands):

	As of December 31,		As of
			September 30,
	2002	2003	2004

			(unaudited)
Accounts receivable	$50,934	$55,584	$58,417
Unbilled services	32,290	48,513	40,102

	83,224	104,097	98,519
Less: Allowance for doubtful accounts	(2,948)	(4,580)	(6,196)

	$80,276	$99,517	$92,323

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Fixed assets

      Fixed assets consisted of the following (dollars in thousands):

	As of December 31,		As of
			September 30,
	2002	2003	2004

			(unaudited)
Leasehold improvements	$3,535	$3,880	$3,897
Computer hardware and software	16,657	23,731	28,599
Furniture and equipment	7,627	8,803	9,400
Less: Accumulated depreciation and amortization	(7,984)	(14,539)	(20,827)

	$19,835	$21,875	$21,069

      Depreciation expense for the years ended December 31, 2002 and 2003 were $5.3 million and $7.2 million, respectively.

(7) Goodwill and Other Intangibles

      The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 were as follows (dollars in thousands):

Carrying amount as of December 31, 2001	$64,115
Acquisitions	36,445

Carrying amount as of December 31, 2002	100,560
Acquisitions	3,283
Adjustments to finalize purchase price allocations	(5,662)
Foreign currency exchange rate changes	2,756

Carrying amount as of December 31, 2003	100,937
Foreign currency exchange rate changes (unaudited)	(347)

Carrying amount as of September 30, 2004 (unaudited)	100,590

      Other intangibles consist of the following (dollars in thousands):

	Estimated	As of December 31,
	Life (in
	years)	2002	2003

Non-compete agreements	2	$616	$67
Customer relationships	10	7,214	6,378
Trade names	Indefinite	19,140	19,454

		$26,970	$25,899

      Amortization expense related to other intangibles was approximately $1.6 million and $1.4 million for 2002 and 2003, respectively. For each of the next five years, amortization expense relating to the identified intangibles is expected to be $0.9 million for 2004 and $0.8 million for 2005 through 2008.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(8) Accrued expenses

      Accrued expenses consisted of the following (dollars in thousands):

	As of December 31,

	2002	2003

Accrued payroll and related expenses	$12,587	$16,645
Accrued expenses	9,395	9,643

	21,982	26,288
Less current portion of accrued expenses	(21,982)	(25,310)

	$—	$978

(9) Long-Term Debt

      Long-term debt consisted of the following (dollars in thousands):

	As of December 31,		As of
			September 30,
	2002	2003	2004

			(unaudited)
Senior notes payable	$13,660	$60,000	$46,698
Subordinated notes payable, net of amounts allocated to warrants	18,413	—	—
Obligations under capital leases	803	492	263

	32,876	60,492	46,961
Less current portion	(367)	(2,682)	(164)

	$32,509	$57,810	$46,797

Credit Agreement

      On December 23, 2003 the Company completed a refinancing of its debt facilities. The Company amended and restated its credit agreement (the “Credit Agreement”) to provide a $25.0 million revolving loan (“Revolver”); a $20.0 million term loan A; and a $40.0 million term loan B. The term loan A and the term loan B are collectively referred to as the Senior Notes Payable.

      The Revolver is a revolving line of credit facility that has a five-year term. The variable interest rate is a spread over either (a) the prime rate or the rate which is 0.5% in excess of the federal funds rate or (b) the eurodollar rate. The facility has a mandatory repayment feature based upon certain financial covenants predicated on (a) annual leverage ratios or (b) the occurrence of certain financial transactions or divestitures. The Company is required to pay a commitment fee on the unused commitments thereunder at a per annum rate ranging from 0.25% to 0.50%, depending on the leverage ratio. As of December 31, 2003, there were no borrowings under the Revolver. The Revolver secures a $0.6 million letter of credit outstanding in connection with various real estate leases and a $3.4 million revolving credit facility for European operations. No amounts have been drawn on the letter of credit and revolving credit facility for European operations.

      The Senior Notes Payable are floating rate term loans with scheduled fixed, quarterly repayments through 2009. The variable interest rate is based on a fixed spread over either (a) the greater of the prime rate or the rate which is 0.5% in excess of the federal funds rate or (b) the eurodollar rate. At

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, the weighted average interest rate of 4.0% existed on the $60.0 million outstanding under Senior Notes Payable. These facilities have mandatory repayments similar to those of the Revolver.

      The Senior Notes Payable and the Revolver are secured by the Company and are subject to certain quarterly covenants. These covenants require, among other things, the Company to maintain various interest, fixed charge and leverage ratios and restricts the maximum amount of capital expenditures. As of December 31, 2003, the Company was in compliance with all of the covenants of the above Credit Agreement.

      In December 2003, approximately $0.75 million of deferred financing costs were expensed as a result of the refinancing.

      On May 17, 2004, the Company amended this facility and increased the term loan A to $20.7 million (unaudited), term loan B to $43.1 million (unaudited), and the revolver to $33.0 million (unaudited).

Subordinated Notes Payable

      In connection with the December 23, 2003 refinancing the Company prepaid the $20.0 million subordinated notes payable, of which $18.4 million was outstanding at December 31, 2002. The Company has no further obligation to the former holders of the subordinated notes payable. Upon the repayment of the subordinated notes payable, the Company recorded an additional interest expense of $0.8 million to write-off the remaining unamortized debt issuance costs.

      In connection with the issuance of the subordinated notes payable, the Company issued two warrants to purchase a total of 972,796 shares of common stock of the Company.

Interest Rate Agreement

      The Company has an interest rate agreement to offset the potential adverse effects of rising interest rates on the variable interest rate charged on the Senior Notes Payable. The interest rate agreement is structured such that, when base interest rates rise above or fall below certain thresholds, the Company receives payments based on a variable interest rate and makes payments based on a fixed interest rate. The interest rate agreement is not held for speculative purposes and the Company has accounted for the interest rate agreement as a hedge. Any differences paid or received under this agreement are recognized as adjustments to interest expense. In accordance with FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company recorded a liability for the fair value of this interest rate agreement of $0.3 million, $0.2 million, and $0.1 million (unaudited) at December 31, 2002, December 31, 2003, and September 30, 2004, respectively. This liability is included in other accrued expenses. The corresponding amount is included in other comprehensive income, as the Company has met the criteria of FAS 133 to record the agreement as a cash flow hedge.

Capital Leases

      The Company leases certain equipment having an original cost basis of approximately $1.3 and $2.0 million as of December 31, 2002 and 2003, respectively, under a capital lease agreement. Accumulated depreciation of approximately $0.9 million and $1.3 million has been recorded as of December 31, 2002 and 2003, respectively. The leases expire in various years through 2005.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Aggregate principal payments of long-term debt, including payments under capitalized lease agreements as of December 31, 2003, are as follows (dollars in thousands):

Long-term
Year ending December 31,	debt

2004	$2,706
2005	3,563
2006	5,451
2007	5,407
2008	5,402
Thereafter	38,000

60,529
Less: interest on capitalized leases	(37)

Total	$60,492

(10) Income Taxes

      The provision for income taxes was as follows (dollars in thousands):

	Predecessor	Successor

	Period from	Period from
	January 1,	June 28,	Year Ended
	2001 to	2001 to	December 31,
	June 27,	December 31,
	2001	2001	2002	2003

Current:
Federal	$640	$3,033	$5,236	$6,201
State	138	714	1,294	1,390
Foreign	361	64	191	3,315

Total current	1,139	3,811	6,721	10,906

Deferred:
Federal	535	(2,356)	(1,068)	(3,344)
State	77	(316)	(160)	(554)
Foreign	(102)	(36)	(651)	255
Valuation allowance	102	36	651	(354)

Total deferred	612	(2,672)	(1,228)	(3,997)

	$1,751	$1,139	$5,493	$6,909

      The foreign subsidiaries are taxed separately in their respective jurisdictions. As of December 31, 2003, the Company had cumulative foreign net operating loss carryforwards of approximately $22.9 million. The carryforward periods for these losses vary from five years to an indefinite number of years depending on the jurisdiction. The Company’s ability to offset future taxable income with the foreign net operating loss carryforwards may be limited in certain instances, including changes in ownership. No benefit for these net operating losses has been recognized for financial statement purposes.

      The cumulative amount of undistributed earnings of foreign subsidiaries for which the Company has not provided U.S. income taxes at December 31, 2003 was approximately $21.1 million. No provision has

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

been made for the additional taxes that would result from the distribution of earnings of foreign subsidiaries since such earnings are deemed to have been permanently invested in the foreign operations.

      The provision for income taxes results in effective tax rates that differ from the expected tax provision or benefit at the U.S. federal statutory rate as follows:

	Predecessor	Successor

	Period from	Period from
	January 1,	June 28,
	2001 to	2001 to	Year Ended December 31,
	June 27,	December 31,
	2001	2001	2002	2003

Statutory federal income tax rate	34.0%	35.0%	35.0%	35.0%
State income taxes	4.9	4.9	5.3	4.2
Nondeductible expenses	4.0	3.3	1.1	1.9
Amortization of goodwill	1.9	64.2	—	—
Utilization of previously unrecognized foreign operating losses and current year foreign losses for which no benefit has been recognized	3.0	3.8	4.3	(3.1)
Other	2.1	1.7	3.7	(3.7)

Effective income tax rate	49.9%	112.9%	49.4%	34.3%

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Significant components of the Company’s deferred taxes were as follows (dollars in thousands):

	December 31,

	2002	2003

Foreign operating loss carryforwards	$3,496	$8,269
Prepaid items	(667)	(248)
Accruals and reserves	3,423	6,066
Identified intangibles	(9,486)	(8,656)
Depreciation	(3,328)	(3,799)
Deferred revenue	4,847	4,832
Valuation allowance	(3,496)	(8,269)

Net deferred tax liability	$(5,211)	$(1,805)

      Included in the deferred tax asset relating to operating loss carryforwards as of December 31, 2003 is $3.0 million relating to operating loss carryforwards acquired in the CroMedica transaction. As a result of the utilization of a portion of these acquired operating loss carryforwards as of December 31, 2003, the associated valuation allowance was reduced by $0.4 million and goodwill was adjusted accordingly.

      In determining the extent to which a valuation allowance for net deferred tax assets is required, the Company evaluates all available evidence including projections of future taxable income, carry back opportunities, and other tax planning strategies. The valuation allowance at December 31, 2002 and December 31, 2003, relates to foreign net operating losses. The Company believes that it is more likely than not that the deferred tax asset related to these foreign net operating losses will not be realized. If in the future, the Company determines that utilization of these deferred tax assets related to the foreign net operating losses becomes more likely than not, the Company will reduce the valuation allowance at that time.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(11)	Stockholders’ Equity

Series A Preferred Stock of the Predecessor

      Prior to the Merger, 1,658,082 shares of Series A Preferred Stock of the Predecessor were outstanding. The Series A Preferred Stock could be automatically or selectively converted or mandatorily redeemed upon the occurrence of an Extraordinary Event, Liquidity Event, or with the passage of time. If a Liquidity Event occurred, all accrued dividends on the Series A Preferred Stock would be forfeited. Dividends accrued on the Series A Stock, whether or not declared, at a rate of 9% per annum.

      Simultaneous with the Merger, the Series A Preferred Stock was converted into common stock based upon its contractual conversion ratio of 1.97 shares of common stock for each share of Series A Preferred Stock and was acquired in the Merger for cash. At the Merger, a warrant was issued to the Series A Preferred Stock investors to acquire 642,831 shares of the Predecessor’s common stock. The estimated value of the warrants approximated the amount of the previously recorded and unpaid dividends owed to the holders of the Series A Preferred Stock. The warrant had an exercise price of $.01 and was immediately exercised by the Series A Preferred Stock holders and the underlying common shares were acquired in the Merger for cash.

Common Stock Warrants of the Predecessor

      Simultaneous with the Merger, 236,136 of warrants with an exercise price of $1.06 per share were exercised.

Authorized Shares

      The Company is authorized to issue up to forty million shares of stock, of which thirty-six million have been designated as common stock and four million have been designated as preferred stock.

Common Stock Warrants

      The Company issued a warrant to each holder of the subordinated notes payable upon the closing of the Merger. The warrants are immediately exercisable upon issuance into 972,796 shares of common stock of the Company, have an exercise price of $0.01 per share, and expire in June 2009. The pro rata fair value of these warrants of $2.0 million was determined using the Black Scholes valuation model and recorded as additional debt discount which was amortized as additional interest expense. The unamortized debt discount of $1.3 million was charged to interest expense upon the repayment of the subordinated notes payable in 2003. On December 18, 2003 certain warrants were exercised and 243,200 shares of common stock were issued.

Stockholders’ Agreement

      The Company and its stockholders are party to an agreement which, among other provisions, provides the Company with the right, in certain instances, to repurchase shares owned by stockholders and affords certain stockholders with security registration rights.

Exchangeable Shares

      In connection with the CroMedica acquisition, the Company issued 1,115,796 exchangeable shares to the controlling stockholders of CroMedica. These exchangeable shares can be converted into the like number of shares of common stock of the Company upon the occurrence of certain events or at the election of the holders of the exchangeable shares. To date, no exchange has occurred. These shares participate in dividends to the same extent as common shares, however, these shares have no voting rights.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes Receivable from Stockholders

      In December 2001, an executive officer and stockholder exercised options to purchase 270,176 shares of common stock. In consideration, the Company received a note for $0.4 million that bears interest at 4.8% per year.

      In January 2004, six officers and stockholders exercised options to purchase an aggregate 888,272 shares of common stock. In consideration, the Company received notes totaling $1.8 million that bear interest at 4.0% per year.

(12) Stock and Option Repurchase and Dividend and Bonus Payment

      In January 2004, the Company closed its tender offer to repurchase shares and vested options. The Company repurchased 14,216 shares of common stock and recorded treasury stock for $0.1 million. The Company also repurchased 843,260 vested stock options, primarily from a former employee, which resulted in an operating compensation expense of $3.7 million.

      Subsequent to the closure of the tender offer, the board of directors declared a $0.94 per share dividend payable to all stockholders and a $0.94 per option bonus to all current employee option holders. The total dividend amount of $16.9 million was recorded as a reduction of retained earnings. For the portion of the bonus relating to vested options, the Company recorded bonus expense of $1.6 million. For the portion of the bonus relating to unvested employee options, $1.2 million was placed in escrow and will be paid to the current employees at the end of the quarter in which the option vests. All proceeds on forfeited options will be returned to the Company. The total compensation expense recognized in the nine months ended September 30, 2004 as a result of the option repurchase and per option bonus payment was $6.0 million.

(13)	Stock Options

      The Company generally grants stock options with exercise prices at least equal to the then fair market value of the Company’s common stock, as determined by the board of directors.

      Options generally vest over a four-year period and expire after ten years from the date of grant. As of December 31, 2003, there were 84,972 authorized and unissued options available for issuance. As part of the CroMedica transaction, certain vested outstanding options of CroMedica were exchanged for 165,648 vested options in the Company.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table summarizes the Company’s stock option activity:

		Weighted
	Number of	Average
	Shares	Exercise Price

Outstanding at December 31, 2001	4,136,108	$2.58
Granted	1,157,648	5.48
Exercised	(71,520)	0.03
Expired/forfeited	(228,384)	2.89

Outstanding at December 31, 2002	4,993,852	3.28
Granted	382,000	7.81
Exercised	(115,084)	0.33
Expired/forfeited	(154,744)	3.13

Outstanding at December 31, 2003	5,106,024	3.69
Granted (unaudited)	420,000	12.00
Exercised (unaudited)	(1,130,730)	2.33
Repurchased (unaudited)	(843,260)	2.25
Expired/forfeited (unaudited)	(404,752)	4.24

Outstanding at September 30, 2004 (unaudited)	3,147,282	$5.48

      The following table summarizes information regarding options outstanding and exercisable as of December 31, 2003:

	Options Outstanding

		Weighted-		Options Exercisable
		Average
	Number	Remaining	Weighted-	Number	Weighted-
Range of	Outstanding as of	Contractual Life	Average Exercise	Exercisable as of	Average Exercise
Exercise Price	December 31, 2003	in years	Price	December 31, 2003	Price

$ 0.02 – $ 1.48	1,217,608	3.26	$1.37	1,217,608	$1.37
2.50 – 2.79	549,568	5.21	2.65	498,820	2.67
3.18 – 3.49	2,012,848	6.63	3.32	1,344,100	3.34
4.03 – 6.56	944,000	8.04	6.39	126,000	5.73
7.50 – 8.56	382,000	9.37	7.81	—	—

	5,106,024	6.14	$3.69	3,186,528	$2.58

(14)	Commitments and Contingencies

Operating Leases

      The Company leases office space under operating lease agreements expiring in various years through 2015. The Company has sublease agreements for certain facilities to reduce rent expense and accommodate expansion needs. The subleases expire in various years through 2006. Sublease rental income of $0.8 million was recorded as a reduction of rent expense during each of the years ended December 31, 2002 and 2003, respectively. Sublease rental income was immaterial during the period from January 1, 2001 to June 27, 2001 and the period from June 28, 2001 to December 31, 2001. The Company also leases certain office equipment under operating leases expiring in various years through 2005.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Rent expense under non-related party operating leases, net of sublease rental income, for the period from January 1, 2001 to June 27, 2001 and the period from June 28, 2001 to December 31, 2001 and the years ended December 31, 2002 and 2003, was approximately $2.3 million, $2.5 million, $7.5 million, and $9.8 million, respectively.

      The Company leases operating facilities from a related party. The leases, which have a 90-month renewal option, began on April 1, 1997, and expire on September 30, 2004. The leases feature fixed annual rent increases of approximately 2.7%. Rental expense under these leases was approximately $0.6 million, $0.6 million, $1.6 million, and $1.4 million, for the period from January 1, 2001 to June 27, 2001 and the period from June 28, 2001 to December 31, 2001 and the years ended December 31, 2002 and 2003, respectively.

      Future minimum lease commitments on non-cancelable operating leases are as follows (dollars in thousands):

			Sublease
	Related		Rental	Net
Year Ending December 31,	Party	Other	Income	Total

2004	$1,271	$12,075	$(1,443)	$11,903
2005	—	10,568	(1,257)	9,311
2006	—	8,344	(777)	7,567
2007	—	7,342	(65)	7,277
2008	—	7,324	—	7,324
Thereafter	—	30,168	—	30,168

	$1,271	$75,821	$(3,542)	$73,550

Employment Agreements

      The Company has entered into employment and non-compete agreements with certain management employees. In the event of termination of employment, employees will receive up to one year of their annual salary. Each employment agreement also contains provisions that restrict the employees’ ability to compete directly with the Company for a period of one year after employment terminates. In addition, stock option grant agreements of these employees provide the Company with the right to repurchase from the employee or the employee with the right to sell to the Company, stock owned by the employee in certain, limited instances of termination.

Legal Proceedings

      The Company is involved in legal proceedings from time to time in the ordinary course of its business, including employment claims and claims related to other business transactions. Although the outcome of such claims is uncertain, management believes that these legal proceedings will not have a material adverse effect on the financial condition or results of future operations of the Company.

      The Company is involved in an arbitration proceeding with Cell Therapeutics, Inc. (formerly Novuspharma S.p.A.) before the International Chamber of Commerce, International Court of Arbitration related to a dispute over the performance of clinical trial services. The Company seeks payment of approximately $0.7 million for unpaid services and expenses. Cell Therapeutics has counterclaimed and seeks $3.8 million for refunds of prior payments, $4.6 million for recuperation of lost investments, $20.3 million for expenses incurred, and unspecified damages for loss of commercial reputation and profits. The Company believes these counterclaims are without merit and is vigorously contesting them.

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(15)	Employee Benefit Plan

      The Company maintains a 401(k) Plan (the “Plan”) in the United States, which covers substantially all employees of its U.S. subsidiary. Eligible employees may contribute up to 20% of their pre-tax salary, and the Company will match a maximum of 50% of employee contributions up to 6% of base salary. The employer contributions to the Plan were approximately $1.3 million and $1.5 million for the years ended December 31, 2002 and 2003, respectively. The employer contributions to the Plan were $0.6 million and $0.6 million during the period from January 1, 2001 to June 27, 2001 and the period from June 28, 2001 to December 31, 2001, respectively.

(16)	Restructuring Activities

      During the second quarter of 2003 the Company closed its Cambridge, England office to eliminate excess internal capacity. The Company recorded an expense of $2.6 million related to this action, which is recorded in selling, general and administrative expenses and consists primarily of lease termination costs. The total accrued restructuring liability balance of $2.5 million at December 31, 2003 includes a $1.0 million long term portion. During the nine months ended September 30, 2004 the company revised its estimate of lease termination costs resulting in an additional charge of approximately $1.0 million (unaudited).

(17)	Related-Party Transactions

      As described in Note 14, the Company leases certain operating facilities from a related party.

      Subject to the provisions of the Senior Note Payable, the Company pays management fees to its majority stockholder. For each of the years ended December 31, 2002 and 2003, the Company recorded $0.8 million in management fees. For the period from June 28, 2001 to December 31, 2001, the Company recorded $0.4 million in management fees.

      At December 31, 2003, there is a $0.4 million secured promissory note outstanding from an officer of the Company which is recorded as a reduction of additional paid-in capital. During the nine months ended September 30, 2004, the Company received additional secured promissory notes from six officers of the Company totaling approximately $1.8 million. These are recourse notes that are secured by the common stock of the Company.

(18)	Segment Reporting—Operations by Geographic Area

      The Company’s operations consist of one reportable segment, which represents management’s view of the Company’s operations based on its management and internal reporting structure. The following table

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

presents certain enterprise-wide information about the Company’s operations by geographic area (dollars in thousands):

	Predecessor	Successor

	Period from	Period from	Year Ended		Nine Months Ended
	January 1, 2001 to	June 28, 2001 to	December 31,		September 30,
	June 27,	December 31,
	2001	2001	2002	2003	2003	2004

					(unaudited)	(unaudited)
Total revenue
United States	$53,125	$57,380	$153,961	$191,998	$145,886	$141,225
Canada	—	—	10,512	27,271	20,000	20,431
Europe	9,843	10,536	34,769	65,911	47,995	62,626
Other	—	—	1,771	4,817	4,142	5,432

	$62,968	$67,916	$201,013	$289,997	$218,023	$229,714

Long-lived assets
United States	$25,344	$98,915	$104,967	$123,971	$129,304	$123,562
Canada	—	—	15,957	11,169	5,589	10,207
Europe	3,497	6,676	22,012	16,280	13,029	15,845
Other	—	—	5,085	1,222	975	1,238

	$28,841	$105,591	$148,021	$152,642	$148,897	$150,852

(19)	Net income (loss) per share

      Basic income (loss) per common share is computed by dividing reported net income by the weighted average number of common shares and common shares obtainable upon the exchange of exchangeable shares outstanding during each period.

      Diluted income (loss) per common share is computed by dividing reported net income by the weighted average number of common shares, common shares obtainable upon the exchange of exchangeable shares, and dilutive common equivalent shares outstanding during each period. Dilutive common equivalent shares consist of stock options and warrants. Diluted net loss does not differ from basic net loss for the period from June 28, 2001 to December 31, 2001, since potential common shares from the exercise of stock options and warrants would have been antidilutive. The Company had a total of 5,108,904 options and warrants outstanding at December 31, 2001, which were antidilutive.

      The following table sets forth the weighted-average shares used to compute the basic and diluted earnings per share.

	Predecessor	Successor

	Period from	Period from	Year Ended		Nine Months Ended
	January 1, 2001 to	June 28, 2001 to	December 31,		September 30,
	June 27,	December 31,
	2001	2001	2002	2003	2003	2004

	(unaudited)	(unaudited)			(unaudited)	(unaudited)
Weighted-average common shares outstanding—basic	3,301,574	13,965,364	15,204,232	15,965,408	15,927,244	17,944,312
Effect of stock options and warrants	666,761	—	2,353,400	2,700,604	3,501,352	2,004,816

Weighted-average common shares outstanding— diluted	3,968,335	13,965,364	17,557,632	18,666,012	19,428,596	19,949,128

PRA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(20)	Quarterly Financial Data (Unaudited)

      The following table sets forth certain unaudited quarterly consolidated financial data for each quarter in our last completed fiscal year and the two subsequent quarters. In the opinion of the Company’s management, this unaudited information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein when read in conjunction with the consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

Service revenue	$58,844	$63,386	$64,167	$61,491
Direct costs	31,299	32,436	31,152	31,614
Selling, general, and administrative	17,654	20,927	20,942	21,062
Depreciation and amortization	2,185	2,081	2,237	2,464
Income from operations	7,506	7,741	9,636	6,153
Net income (loss)	4,005	3,613	6,557	(928	)(1)
Net income (loss) per share:
Basic	$0.25	$0.23	$0.41	$(0.06)
Diluted	$0.21	$0.18	$0.33	$(0.06)

(1)	In connection with the December 23, 2003 refinancing the Company prepaid the $20 million subordinated notes payable. Approximately $1.9 million of related debt issuance costs were expensed and are included in the quarter ended December 31, 2003 loss of $928,000.

	Three Months Ended

	March 31,	June 30,	September 30,
	2004	2004	2004

Service revenue	$66,830	$69,130	$70,311
Direct costs	32,771	33,304	32,814
Selling, general, and administrative	21,993	21,811	23,576
Depreciation and amortization	2,337	2,358	2,355
Income from operations	4,265	11,136	10,964
Net income (loss)	2,357	7,534	5,967
Net income (loss) per share:
Basic	$0.13	$0.42	$0.33
Diluted	$0.12	$0.37	$0.29

Report of Independent Registered Public Accounting Firm

To the Board of Directors

CroMedica International Inc.

      We have audited the consolidated balance sheets of CroMedica International Inc. as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Victoria, Canada

May 24, 2002

CROMEDICA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2002 and 2001
(Expressed in U.S. dollars)

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$367,388	$1,568,806
Accounts receivable	13,473,406	7,235,189
Investment tax credits receivable (note 3)	1,347,728	1,417,501
Prepaid expenses	1,024,871	509,781

	16,213,393	10,731,277
Investments (note 4)	4,956,063	181,955
Property and equipment (note 5)	5,328,986	3,593,148
Other assets	418,433	8,586
Goodwill	329,761	373,729
Future income taxes (note 6)	375,394	390,261

	$27,622,030	$15,278,956

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN NET ASSETS)
Current liabilities:
Bank indebtedness (note 7)	$2,781,551	$452,721
Accounts payable and accrued liabilities	12,335,524	9,022,775
Income taxes payable	233,892	54,674
Deferred revenue	11,566,526	4,199,005
Provision for contract impairment	1,181,136	981,942
Notes payable (note 8)	2,442,732	—
Current portion of obligations under capital leases (note 9)	214,235	125,269
Current portion of long-term debt (note 10)	—	97,297

	30,755,596	14,933,683
Obligations under capital leases (note 9)	416,339	199,231
Deferred leasehold inducements	161,632	247,474
Interest in joint venture (note 11)	178,420	178,420
Income taxes payable	—	92,000
Future income taxes	60,052	—
Non-controlling interest in subsidiary	1,638,776	—

	33,210,815	15,650,808
Stockholders’ equity (deficiency in net assets):
Share capital (note 12)	439,750	439,750
Deficit	(6,028,535)	(811,602)

	(5,588,785)	(371,852)
Commitments (note 9)

	$27,622,030	$15,278,956

See accompanying notes to consolidated financial statements.

CROMEDICA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended March 31, 2002 and 2001
(Expressed in U.S. dollars)

	2002	2001

Revenue:
Contract services	$37,660,280	$38,975,734
Contract cancellation	1,429,505	7,434,529
Rental revenue	790,040	—

	39,879,825	46,410,263
Cost of services on contract revenue	23,900,317	25,982,723

	15,979,508	20,427,540
Expenses:
General and administrative	17,694,775	15,013,739
Marketing and business development	1,111,379	822,824
Amortization of property, equipment and goodwill	1,548,696	841,554

	20,354,850	16,678,117

Income (loss) from operations	(4,375,342)	3,749,423
Interest expense	481,145	86,764
Other expense	8,371	18,931
Equity in loss of significantly influenced company	113,729	—

	603,245	105,695

Income (loss) before income taxes and non-controlling interest	(4,978,587)	3,643,728
Income tax expense:
Current	186,253	138,157
Future	23,143	349,407

	209,396	487,564

Income (loss) before non-controlling interest	(5,187,983)	3,156,164
Non-controlling interest in earnings from subsidiary	28,950	—

Net income (loss)	(5,216,933)	3,156,164
Deficit, beginning of year	(811,602)	(3,967,766)

Deficit, end of year	$(6,028,535)	$(811,602)

See accompanying notes to consolidated financial statements.

CROMEDICA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2002 and 2001
(Expressed in U.S. dollars)

	2002	2001

Cash provided by (used in):
Operations:
Net income (loss)	$(5,216,933)	$3,156,164
Items not involving cash:
Amortization of property, equipment and goodwill	1,548,696	841,554
Loss on disposal of property and equipment	8,371	18,931
Non-controlling interest in earnings from subsidiary	28,950	—
Equity in loss in significantly influenced company	113,729	—
Amortization of leasehold inducements	(85,842)	(71,558)
Foreign exchange (gain) loss	(83,624)	99,255
Future income taxes	23,143	349,407
Changes in non-cash operating working capital (note 13)	(34,874)	(2,936,704)

	(3,698,384)	1,457,049
Investing:
Purchase of property and equipment	(1,847,955)	(2,362,834)
Proceeds on disposal of property and equipment	46,648	—
Purchase of other assets	(178,658)	(139,564)
Investment in significantly influenced company	(130,994)	—
Cash acquired on business combination, net of acquisition costs	194,243	—

	(1,916,716)	(2,502,398)
Financing:
Bank indebtedness	2,328,830	452,721
Notes payable	2,496,282	—
Financing fees	(74,366)	—
Repayment of long-term debt	(97,297)	(45,404)
Repayment of obligations under capital leases	(239,767)	(230,841)

	4,413,682	176,476

Decrease in cash and cash equivalents	(1,201,418)	(868,873)
Cash and cash equivalents, beginning of year	1,568,806	2,437,679

Cash and cash equivalents, end of year	$367,388	$1,568,806

See accompanying notes to consolidated financial statements.

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)
Years ended March 31, 2002 and 2001

      CroMedica International Inc. (the “Company”) was incorporated on May 21, 1997 under the Canada Business Corporations Act. Its primary business activity is the medicines development business, in particular, undertaking clinical trials on a contract basis for pharmaceutical and biotechnology companies through its subsidiaries located worldwide.

1.	Significant Accounting Policies:

      (a) Basis of presentation:

These consolidated financial statements have been prepared using generally accepted accounting principles in Canada. Material measurement differences to accounting principals generally accepted in the United States of America are set out in note 16. These consolidated financial statements reflect the accounts of the Company, its wholly-owned subsidiaries and its 66% interest in B.C. Research Inc. The Company’s 35% interest in CroMedica Prime Inc., a joint venture, is consolidated on a proportionate basis (note 11).

Long-term investments in companies subject to significant influence are accounted for using the equity method. Under the equity method, the original cost of the shares is adjusted for the Company’s share of post-acquisition earnings or losses less dividends. Investments in companies not subject to significant influence are recorded on the cost basis whereby dividends are recorded as income when received.

      (b) Reporting currency:

The majority of the Company’s business is transacted in U.S. dollars and, accordingly, the consolidated financial statements are measured and expressed in U.S. dollars.

      (c) Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of bankers’ acceptances, with terms to maturity of three months or less at the date of purchase.

      (d) Revenue recognition:

The Company recognizes revenue on a proportional performance basis as services are performed under fixed price and unit-of-service contracts. Revenue is recognized using actual contractual services performed as a percentage of the total to be performed as the basis for calculating the percentage complete. Contracts may contain provisions for renegotiation in the event of cost overruns due to changes in the level of work scope. Renegotiated amounts are included in revenue when the related services are performed and realization is assured. Provision for loss on contracts is recorded in the period in which a loss is determined. Adjustments to previously estimated profit or loss on contracts are recorded prospectively as determinable. Billings in excess of revenue earned are recorded as deferred revenue and revenue earned in excess of billings is recorded as accounts receivable. All amounts included in accounts receivable are expected to be billed and collected within one year.

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      (e) Property and equipment:

Property and equipment are carried at cost less any investment tax credits received and are amortized based on rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Furniture, fixtures and office equipment	Declining balance	20%
Hospital equipment	Declining balance	20%
Automotive	Declining balance	20%
Computer hardware	Declining balance	30%
Computer software	Straight-line	3 years
Leasehold improvements	Straight-line	5 years
Trademarks	Straight-line	10 years

      (f) Goodwill:

Goodwill represents the excess of the purchase price over the fair values of net identifiable assets acquired in business combinations. Goodwill is amortized on a straight-line basis over 10 years.

On an ongoing basis, management reviews the valuation and amortization of goodwill taking into consideration any events or circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary, based upon expected cash flows on an undiscounted basis.

      (g) Deferred leasehold inducements:

Leasehold inducements are amortized to income as a reduction to rent expense, which is included in general and administrative expense, on a straight-line basis over the term of the related lease.

      (h) Income taxes:

Income taxes are accounted for using the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This includes the benefit of tax losses available to be carried forward to future years to the extent that they are considered to be more likely than not to be realized. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

      (i) Investment tax credits:

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured. They are applied to reduce related capital costs and expenses in the year recognized.

      (j) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant areas requiring the use of estimates include the collectibility of accounts receivable, percentage-of-completion calculations (revenue recognition), the level of assurance of recovery of investment tax credits receivable, and the amortization period of goodwill. Actual results could differ from the estimates applied.

      (k) Foreign currency translation:

The function currency of the Company and its subsidiaries is the United States dollar. The foreign subsidiary companies are considered as integrated foreign operations and their transactions are translated using the temporal method. Under this method, monetary items are translated to United States dollars at the year-end exchange rate and non-monetary items are translated at rates prevailing at the transaction date. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the results of operations.

      (l) Share capital:

Debt obligations, which include share option entitlements, are recorded as debt based on the face value of the obligation. No adjustment is made for the value of the equity component.

      (m) Stock option plans:

The Company has stock option plans for certain employees and directors. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Acquisition:

      On July 17, 2001, the Company acquired approximately 66% of the outstanding common shares of B.C. Research Inc. Consideration was provided primarily through the cancellation by the Company of the obligations of the unrelated vendor to repay to the Company outstanding accounts receivable of $1,678,320 and through the Company agreeing to undertake further work pursuant to a clinical trial agreement. The value of the work to be completed was estimated to be $3,210,000.

      The acquisition has been accounted for as a business combination using the purchase method of accounting under which the results of operations of B.C. Research Inc., since the date of acquisition, are included in these consolidated financial statements. The consideration paid has been allocated to the net identifiable assets acquired and liabilities assumed based on their fair value as follows:

Cash and cash equivalents	$227,080
Accounts receivable	1,228,253
Other assets	181,995
Equipment	1,036,822
Investments (note 4):
Azure Dynamics Corp.	1,810,835
CellFor Inc.	2,945,645

7,430,630
Current liabilities	(672,925)
Capital lease obligations	(157,631)
Future income taxes	(62,479)

(893,035)

6,537,595
Non-controlling interest in net assets	(1,616,434)

$4,921,161

Consideration given:
Cancellation of accounts receivable	$1,678,320
Obligations under contract to perform services under a clinical trial agreement	3,210,000
Costs of acquisition	32,841

$4,921,161

3.	Investment Tax Credits Receivable:

      The activities of the Company are considered eligible for Scientific Research and Experimental Development (“SRED”) investment tax credits, in accordance with the Canadian Income Tax Act and related regulations. The SRED program encourages qualifying research in Canada by providing tax credits and refundable tax credits for eligible expenses. Investment tax credits receivable of $599,427 have been recorded (2001—$687,864) and have been reflected as a reduction in expenses. Investment tax credits are subject to Canada Customs and Revenue Agency review and assessment of the eligibility of the Company’s research expenditures. Actual investment tax credits received may differ from those estimated and recorded in these consolidated financial statements.

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Investments:

      Investments consist of the following:

	2002	2001

ALviva Biopharmaceuticals Inc.	$50,975	$50,975
NeoTherapeutics Inc.	130,979	130,979
ParaTech Therapeutics Inc.	17,629	1
Azure Dynamics Corp.	1,810,835	—
CellFor Inc.	2,945,645	—

	$4,956,063	$181,955

      (a) ALviva Biopharmaceuticals Inc.:

Cromedica Global Inc., a wholly-owned subsidiary, has the right to acquire 128,700 common shares in ALviva Biopharmaceuticals Inc., a privately owned company. This investment is accounted for using the cost method.

      (b) NeoTherapeutics Inc.:

Pursuant to a settlement of debt, NeoTherapeutics Inc. issued to Cromedica Global Inc. 50,000 common shares and a warrant to purchase up to 50,000 common shares in NeoTherapeutics Inc. at a price equal to $3.50 per share. NeoTherapeutics Inc. is a public company listed on the NASDAQ OTC:BB. This investment is accounted for using the cost method.

      (c) ParaTech Therapeutics Inc.:

Cromedica Global Inc. is a founding stockholder and holds a 50% equity interest in ParaTech Therapeutics Inc., a private company. The Company is a development stage company incorporated in 2000 to develop a parathyroid hormone technology. The investment in ParaTech Therapeutics Inc. is accounted for using the equity method.

      (d) Azure Dynamics Corp.:

B.C. Research Inc., a 66% owned subsidiary, holds an approximate 16% interest in Azure Dynamics Corp., a public company listed on the TSX. The Company is a development stage company developing an adaptive hybrid electric vehicle control system. The investment is accounted for using the cost method.

Of the 5,849,000 shares owned by B.C. Research Inc., 4,386,750 are subject to an escrow agreement. These shares are released from escrow at a rate of 877,350 shares every six months. The next release date is April 24, 2002.

      (e) CellFor Inc.:

B.C. Research Inc., a 66% owned subsidiary, holds an indirect equity interest of 6.5% in CellFor Inc., a private company engaged in the business of research, development and commercialization of advanced technologies related to the cloning of conifer seeds through a process known as somatic embryogenesis. The investment is accounted for using the cost method.

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Property and equipment:

		Accumulated	Net Book
2002	Cost	Amortization	Value

Furniture, fixtures and office equipment	$2,145,305	$734,846	$1,410,459
Hospital equipment	383,600	75,365	308,235
Automotive	52,936	10,333	42,603
Computer hardware	2,080,345	933,018	1,147,327
Computer software	2,111,351	915,393	1,195,958
Leasehold improvements	1,718,786	529,509	1,189,277
Trademarks	43,677	8,550	35,127

	$8,536,000	$3,207,014	$5,328,986

      Included in property and equipment are leased furniture, fixtures and office equipment and computer hardware and software with a cost of $1,590,859 and accumulated amortization of $768,139 at March 31, 2002.

		Accumulated	Net Book
2001	Cost	Amortization	Value

Furniture, fixtures and office equipment	$1,461,731	$464,618	$997,113
Hospital equipment	51,811	11,823	39,988
Automotive	77,275	—	77,275
Computer hardware	1,552,892	498,245	1,054,647
Computer software	984,577	520,283	464,294
Leasehold improvements	1,202,996	261,884	941,112
Trademarks	20,817	2,098	18,719

	$5,352,099	$1,758,951	$3,593,148

      Included in property and equipment are leased furniture, fixtures and office equipment and computer hardware and software with a cost of $1,056,140 and accumulated amortization of $581,874 at March 31, 2001.

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Future Income Taxes:

      The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at March 31, 2002 and 2001 are presented below:

	2002	2001

Future tax assets (liabilities):
Investment tax credits	$(102,270)	$(184,001)
Scientific research and experimental development pool	1,917,949	181,691
Non-capital loss carry forwards	3,840,263	497,657
Provision for contract impairment	425,209	373,138
Other temporary differences	24,377	23,063
Property and equipment, differences in net book value and undepreciated capital costs	(138,204)	(108,159)

	5,967,324	783,389
Less valuation allowance	5,651,982	393,128

Net future tax asset	$315,342	$390,261

The net future tax asset is represented by:
Long-term future income tax asset	$375,394	$390,261
Long-term future income tax liability	(60,052)	—

Net future tax asset	$315,342	$390,261

      The net future tax asset is calculated at an expected future tax rate of 36% (2001—38%). The Company has approximately $3,875,000 of non-capital loss carry forwards that expire between 2006 and 2009. These non-capital losses may be carried forward and used to reduce taxable income in future years.

7.	Line of Credit:

      The Company has three operating lines of credit, as follows:

(a)	The Company has a $5,000,000 Canadian (approximately $3,139,900) operating demand line of credit bearing interest at the bank’s prime rate plus 2%. The balance outstanding on the operating line of credit cannot exceed the lesser of $5,000,000 Canadian and 75% of the accounts receivable plus 65% of the filed investment tax credits to a maximum of $500,000 Canadian less priority claims.

This line of credit is secured by a general security agreement on the assets of CroMedica Inc., a wholly-owned subsidiary. This line of credit is subject to certain financial and non-financial restrictive covenants. The Company is not in compliance with certain of these restrictive financial covenants.

(b)	A subsidiary of the Company has a revolving credit facility to a maximum of $150,000 British Pounds (approximately $213,737) secured by a debenture.

(c)	A subsidiary of the Company has a $500,000 Canadian (approximately $313,990) operating demand line of credit bearing interest at the bank’s prime rate plus 1.5%. The balance outstanding on the operating line of credit cannot exceed the lesser of $500,000 Canadian dollars and 75% of the accounts receivable.

This credit line is secured by a general security agreement over the assets of the subsidiary.

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	Notes Payable:

      Notes payable comprise and are due to:

		Effective
		Rate of
	Maturing Date	Interest	2002	2001

Stockholder company	July 31, 2002	8%	$1,255,000	$—
Members of the board of directors	demand	15%	1,187,732	—

			$2,442,732	$—

(a)	The note payable to the stockholder company in the amount of $2,000,000 Canadian is secured by the Company’s shares in B.C. Research Inc. with principal and interest at a rate of 8% per annum due on July 31, 2002. This lender is also the non-controlling interest in B.C. Research Inc. The lender was further granted the option to purchase 80,000 common shares of the Company, subject to certain adjustments, at a price of $0.05 U.S. At March 31, 2002, the Company incurred $56,664 of interest, of which $16,230 remains unpaid and is included in accounts payable and accrued liabilities.

(b)	The note payable to two members of the Company’s board of directors in the amount of $2,000,000 Swiss Francs is unsecured and principal and interest are payable on demand. Interest is calculated and compounded on a monthly basis at a rate of prime plus 15% per annum. At March 31, 2002, the Company incurred $96,046 of interest (compounded monthly), which remains unpaid and is included in accounts payable and accrued liabilities.

9.	Obligations Under Operating and Capital Leases:

      (a) Obligations under capital leases:

The Company has entered into capital lease agreements for certain furniture and office equipment. The leases incorporate a rate of imputed interest rates from 10% to 20% and expire at various dates through 2007. The lease agreements require the following minimum future annual payments:

	2002	2001

2002	$—	$151,221
2003	253,561	93,583
2004	193,292	58,516
2005	146,037	43,266
2006	101,823	24,438
2007	17,334	—

	712,047	371,024
Less imputed interest from 10% to 20%	81,473	46,524

	630,574	324,500
Current portion of obligations under capital leases	214,235	125,269

Long-term portion of obligations under capital leases	$416,339	$199,231

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      (b) Operating lease commitments:

           The Company leases premises and certain equipment under operating leases. The aggregate future annual minimum payments under these operating lease agreements for the next five years are as follows:

2003	$3,404,136
2004	2,858,206
2005	2,266,381
2006	1,397,427
2007	290,901
Thereafter	—

$10,217,051

           Interest of $54,381 (2001—$37,512) relating to capital lease obligation has been included in interest expense.

10.	Long-Term Debt:

      Long-term debt represents a prime plus 1.5% bank demand loan repaid in 2002. The loan was repayable in Canadian dollars and was secured by a general security agreement on the assets of CroMedica Inc., a wholly-owned subsidiary.

11.	Interest in Joint Venture:

      The Company, through a wholly-owned subsidiary, has a 35% interest in a joint venture. These consolidated financial statements include the following amounts related to its interest in the joint venture:

	2002	2001

Total assets	$362,473	$274,236
Total liabilities and deficit	184,053	95,816

Interest in joint venture	$178,420	$178,420

Revenue	$105,183	$343,731
Expenses	98,654	455,786
Income (loss) for the year	6,259	(112,055)
Cash flow provided by (used in) operating activities	(11,636)	(8,758)
Cash flow provided by (used in) investing activities	12,234	(38,242)
Cash flow provided by (used in) financing activities	(3,745)	(3,367)

      Interest in joint venture on the consolidated balance sheet consists of the Company’s deferred gain on contribution of assets to the joint venture. In exchange for its interest in the joint venture, the Company has agreed to provide certain executive, operations, management and business development services for a period of five years ending January 2004 for which no value has been assigned.

      During the year, the Company received $nil (2001—$480,644) in clinical fees from the joint venture. The Company paid subcontract fees of $nil (2001—$319,620) to the joint venture.

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	Share Capital:

(a)	The Company has authorized an unlimited number of Class A common shares.

Number of
Shares

Balance at March 31, 2002 and 2001	8,389,875	$439,750

(b)	In fiscal 2000, revised employee and director stock option plans were introduced and 1,610,125 shares were reserved to meet future commitments under the plans. The majority of options granted vest and are exercisable at $.05 per share when a triggering event occurs, which is the earlier of the date that the Company has a public offering or upon any earlier reorganization, take-over, amalgamation or merger of the Company with an unrelated party. For most plan members, the number of share options granted depends on the employee’s length of service and salary. Stock options held under previous plans were exchanged for new stock options under the 2000 plans. Share options are granted on a quarterly basis from the later of September 30, 1997 or the date of hire, until the earlier of a triggering event or September 30, 2002 after which no additional options may be granted under the plan. The plans for certain employees and directors are based upon fixed allocations of options with full vesting upon a triggering event.

Options
Stock Option Plans	Granted

Balance at March 31, 2000	907,690
Options granted	252,774
Options expired and forfeited	(35,315)

Balance at March 31, 2001	1,125,149
Options granted	790,849
Options expired and forfeited	(74,850)

Balance at March 31, 2002	1,841,148

(c)	There is a share exchange agreement in place between the Company and the three other venturers in the joint venture described in note 11. The agreement provides the venturers with the right to be issued shares in the Company upon the earlier of the Company having a public offering or the date of notification to the venturers of a reorganization, take-over, amalgamation or merger of the Company with an unrelated party. Under this agreement, the venturers may exchange their shares in the joint venture for shares in the Company based upon the respective values of their shares in the joint venture and the value of the Company shares at that time as determined by agreement or independent valuation.

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Supplemental Cash Flow Information:

Changes in Non-Cash Operating Working Capital	2002	2001

Accounts receivable	$(6,688,285)	$(1,817,745)
Investment tax credits receivable	69,773	(625,667)
Prepaid expenses	(489,685)	(108,924)
Accounts payable and accrued liabilities	2,570,826	4,327,634
Deferred revenue	4,356,818	(5,840,618)
Provision for contract impairment	199,194	981,942
Income taxes payable	(53,515)	146,674

	$(34,874)	$(2,936,704)

Changes in Non-Cash Investing and Financing Activities	2002	2001

Acquisition of capital assets under lease	$388,210	$162,347

Other Information	2002	2001

Interest paid	$65,648	$52,158
Interest received	330,224	192,615
Income taxes paid, net	68,312	18,498

14.	Operations by Geographic Area:

      The table below presents the Company’s operations by geographical location. European operations include results of the Company’s wholly-owned subsidiaries in the United Kingdom, Germany, France and Switzerland. Other operations include results of the Company’s wholly-owned subsidiaries in Australia, South Africa and Brazil.

	2002	2001

Revenue:
North America	$28,718,734	$33,868,570
Europe	6,616,923	7,105,720
Other	4,544,168	5,435,973

	$39,879,825	$46,410,263

	2002	2001

Operating income (loss):
North America	$(4,501,193)	$1,941,805
Europe	325,990	1,351,313
Other	(200,139)	456,305

	$(4,375,342)	$3,749,423

	2002	2001

Property and equipment, net:
North America	$4,046,586	$2,429,199
Europe	933,879	750,691
Other	348,521	413,258

	$5,328,986	$3,593,148

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	Fair Value of Financial Assets and Financial Liabilities:

      The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable, investment tax credits receivable, bank indebtedness, accounts payable and accrued liabilities, notes payable and income taxes payable approximate their fair value due to the short-term nature of these amounts. Management has assessed that the fair value of notes payable and obligations under capital leases approximate book value based on their determination that market rates and conditions are similar to when the obligations were incurred. The fair value of investments in publicly traded companies is set out in Note 16(d).

16.	Differences between Canadian and United States GAAP:

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The principles adopted in these consolidated financial statements conform in all material respects to those generally accepted in the United States (“U.S. GAAP”) except as summarized below:

      (a) Future income taxes:

           Under both Canadian and U.S. GAAP, future (deferred) tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities settled. In Canada, announcements of changes in income tax rates and the tax laws by the government may have the effect of being substantially enacted at the balance sheet date even though the effective date is subsequent to the balance sheet date. When persuasive evidence exists that the government is able and committed to enacting the proposed changes in the foreseeable future, the substantially enacted rates and income tax laws are used to measure the future tax assets and liabilities. Under U.S. GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities. For the years ended March 31, 2002 and 2001, tax rate changes announced did not materially affect the amounts of future tax assets and liabilities reflected on the consolidated balance sheet and no adjustment is required for these amounts to be in accordance with U.S. GAAP.

      (b) Stock compensation:

           Statement of Financial Accounting Standards No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation”, requires that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to elect to continue to measure stock-based compensation costs using the intrinsic value based method of accounting proscribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. The Company has elected to account for stock-based compensation in accordance with APB 25 for purposes of this U.S. GAAP reconciliation. As the Company’s stock options are exercisable only upon a defined triggering event, the recognition of the related costs is not appropriate until occurrence or consummation of the triggering event. Accordingly, no compensation expense has been recognized for the years presented.

      (c) Joint ventures:

           Under Canadian GAAP, the investment in joint ventures is recorded using proportionate consolidation regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices provided for by the Securities and Exchange Commission, the Company has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidation method, the same basis as under Canadian GAAP. Information with respect to this joint venture is set out in Note 11.

      (d) Unrealized holding gains on investments:

           As discussed in note 4(b) and (d), the Company holds investments in publically traded companies that are accounted for by the cost method. Under Canadian GAAP, such portfolio investments are carried at cost, unless an other than temporary decline needs to be recognized. Under U.S. GAAP, available-for-sale securities that have readily determinable fair values are to be measured at fair value. Unrealized holding gains and losses, net of the related tax effect on these available-for-sale securities, are excluded from earnings and are reported as a separate component of other comprehensive income until realized. The cost of available-for-sale investments for the Company amounts to $1,941,814 as at March 31, 2002 (2001—$130,979) and the fair value amounts to $3,420,273 (2001—$284,375), representing unrealized gains of $1,478,459 (2001—$153,396), $998,435 (2001—$115,584) net of tax, to be reflected as other comprehensive income as described below.

      (e) Other comprehensive income:

           Statement of Financial Accounting Standards No. 130 (“FAS 130”), “Reporting Comprehensive Income” requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet.

Unrealized gains on available-for-sale securities of $1,114,019 (2001—$115,584), being net of tax, would be considered accumulated other comprehensive income under U.S. GAAP.

	2002	2001

Net income (loss)	$(5,216,933)	$3,156,164
Other comprehensive income	998,435	115,584

Comprehensive income (loss)	$(4,218,498)	$3,271,748

17. Related Party Transactions:

(a)	Consulting fees charged by a member of the Company’s board of directors amounted to $6,520 for the period ending March 31, 2002 (2001—$nil).

(b)	As described in note 4, the Company holds significant influence over ParaTech Therapeutics Inc. (“ParaTech”). The Company administers the payroll of ParaTech free of charge. The Company pays the wages of ParaTech’s employees and is subsequently reimbursed by the ParaTech. During the period ending March 31, 2002, the Company paid ParaTech’s employees $35,088 (2001—$nil) in salaries and benefits. As at March 31, 2002, ParaTech reimbursed the Company $10,178 and $24,910 remains in accounts receivable.

(c)	See note 8 for additional related party transaction information.

CROMEDICA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	Comparative Figures:

      Certain comparative figures have been reclassified with the presentation adopted in the current year.

19.	Subsequent Events:

      On May 14, 2002, the controlling stockholders of the Company entered into a conditional agreement to sell all of their share interests in the Company to a third party company. As a result of the sale of the share interests, certain assets are to be excluded from the sales agreement and not sold to the third party. These assets, which include the Company’s holdings in ALviva Biopharmaceuticals Inc., ParaTech Therapeutics Inc., B.C. Research Inc. and others are to be transferred to a newly formed company prior to the completion of the share sale transaction. The share ownership of this new company is to be similar to the Company. As a result, the asset transfer transaction will be reflected at the book values of the related assets.